

**2022 PROXY STATEMENT**

# TABLE OF CONTENTS

# LETTER FROM OUR
## CEO AND CHAIRMAN





Kevin Hourican
President and Chief Executive Officer

Ed Shirley
Chairman

## Dear Sysco Stockholder,

Sysco delivered strong financial performance in fiscal year 2022, successfully navigating yet another dynamic year in our industry. The company grew profitably and won new customers due to our Recipe for Growth strategy and the strength of our supply chain. Our network of distribution centers was better in stock, and our supply chain associates were better equipped, to ensure we delivered on time and in full to our customers. While the year was not without challenges, we are proud of the success of our business and thank our associates for their dedication to our customers. I'm grateful for the resilience and dedication of our 71,000 strong team that fuels Sysco's ability to remain the leader in our industry. Connecting the world to share food and care for one another—that is our purpose. It is a galvanizing force at Sysco that connects all of our associates to our mission. Our purpose also calibrates the decisions we make and motivates the commitment Sysco has displayed to our communities and our climate.

As we exited FY22, we're operating from a position of strength. New digital pricing capabilities implemented during the year, designed to ensure we offer customers the right product at the right price, have enhanced our ability to effectively manage inflation rates that spiked to historic levels. Through robust hiring efforts, staffing levels now exceed 2019 levels, and we launched new training programs for our frontline associates that will help maintain our momentum. That strength will enable Sysco to win new customers and better serve our existing customers. Efforts by our merchant team have helped to mitigate product availability challenges, and Sysco's supplier relationships have been further strengthened through these experiences.

### Our Performance in Fiscal 2022

Sysco's total sales were more than $68 billion in fiscal 2022, demonstrating a robust return of consumer demand and a Recipe for Growth strategy that enabled Sysco to grow 1.3 times the industry at large in the US. We recorded a gross profit increase of 31.7% to $12.3 billion. Operating income increased 62.7% to $2.3 billion, and adjusted[1] operating income increased 80.3% to $2.6 billion. We delivered earnings per share growth of 158.8% to $2.64, and adjusted[1] earnings per share growth of 125.7% to $3.25. Through purposeful investments in working capital to drive increased sales and profitability, including making significant investments in inventory, in fiscal 2022 our cash flow from operations increased to $1.8 billion. We also reduced debt by $450 million and returned nearly $1.5 billion to our shareholders through our quarterly dividends and $500 million in share repurchases. As a result, we ended the year at 2.9x net debt to Adjusted EBITDA[1].

(1)  This paragraph contains non-GAAP financial measures, which are denoted as "adjusted." See pages 88 through 93 in the accompanying Proxy Statement for a reconciliation of these non-GAAP measures to the corresponding GAAP results and an explanation of the adjustments that we have made in order to calculate these adjusted measures.

## Sysco's Recipe for Growth Strategy

We think of Sysco as being, in equal measure, a food sales and marketing company and a food supply chain company. To be successful in our industry, we must be equally capable of leading in both arenas. Our Recipe for Growth strategy is advancing our capabilities in supply chain and sales, further enabling our position as the global leader in food distribution. FY22 highlights include:

- Implementing an intelligent, data-driven pricing system to improve our ability to be "right on price" at the customer and item level.
- Enhancing Shop, our digital shopping platform, by personalizing our customers' experience and improving search navigation, making it even easier to re-order essentials, and introducing product recommendation engines that increase customer basket size.
- Transforming our supply chain to a six-day service week across our U.S. sites, while also converting most of our associates to a four-day schedule. This change will enable Sysco to grow profitably for years to come by better leveraging our physical assets, setting the industry standard for increased service to our customers and improving work-life balance for our associates.
- Launching new training programs for our frontline associates, including our Sysco Driver Academy and a CDL training program to help source new drivers from within Sysco and provide new career opportunities to our associates.
- Advancing our specialty cuisine platforms through addition and integration of new companies. We are scaling our Italian platform through our Greco and Sons business, introducing top-selling items to most geographies and improving team selling across businesses. We also advanced our capabilities in the fast-growing and profitable produce category by adding two acquisitions to FreshPoint, our specialty produce company.

## Leading our Industry Toward a Sustainable Future

Sysco is committed to being a sustainability leader. To ensure steady progress toward our stated goals, we've taken important steps to drive accountability at the highest levels of the company. Our sustainability strategy is an integral part of our Recipe for Growth business strategy, driving alignment across the organization on the importance of reaching our goals. In addition, we recently established that a portion of Sysco leaders' incentive awards in FY23 will be tied to key initiatives related to gender representation, diverse recruiting and carbon reduction.

Sysco is defining the future of foodservice through its industry leading commitment to a science-based target to reduce our greenhouse gas emissions, announced in November 2021. We also announced our plan to purchase nearly 800 electric trucks and are piloting an electric refrigerated trailer. Together, we expect these initiatives will ultimately result in our ability to make deliveries to our customers in fully electric vehicles, reducing both carbon and noise pollution.

Progress toward reaching our Global Good Goal to donate $500 million worth of goods and services across our global communities by 2025 also advanced this year. We launched a global volunteer recognition program, donated millions of meals to support the global communities where we operate and, through our Nourishing Neighbors program, we pledged to donate $1 million to Feeding America.

We continue to prioritize our efforts to advance diversity, equity and inclusion at Sysco. During FY22, we added three new members to our Board of Directors. In total, 36% of our Board is gender or ethnically diverse. Our Global DEI Council finalized our DEI framework and key initial priorities for FY23, and we also launched new efforts to increase our purchases from diverse suppliers, including developing a diverse supplier mentorship program.

While we are closely monitoring macroeconomic pressures across the globe, we're upbeat about our business and prepared to navigate another dynamic year ahead, so that we can deliver market share gains and profitable growth in FY23.

On behalf of our Board of Directors and all our Sysco associates, thank you for your continued trust and support in Sysco.



**Kevin Hourican**
President and Chief Executive Officer

**Ed Shirley**
Chairman

# NOTICE
## OF ANNUAL MEETING
## OF STOCKHOLDERS

**Sysco®**
At the heart of
food and service

1390 Enclave Parkway
Houston, Texas 77077-2099

## November 18, 2022
## 10:00 A.M. (Central Time)

The Annual Meeting of Stockholders (the "Annual Meeting") of Sysco Corporation, a Delaware corporation, will be held on Friday, November 18, 2022, at 10:00 a.m. (Central Time). We are holding the Annual Meeting in a virtual-only meeting format. You will not be able to attend the Annual Meeting at a physical location. We believe a virtual meeting will provide all stockholders a consistent experience and allow you to participate in the Annual Meeting, regardless of your location. You will be able to submit questions during the meeting using online tools, providing the opportunity for meaningful engagement with the Company. For more information about the virtual-only meeting format, please see Question 5, "How do I attend the Annual Meeting?" on page 85 of the accompanying proxy statement.

## RECORD DATE

The record date for the Annual Meeting is September 19, 2022. Only stockholders of record of the Company's common stock ("Common Stock") at the close of business on the record date will be entitled to receive notice of and to vote during the Annual Meeting or any adjournment or postponement thereof.

## VOTING YOUR PROXY

For instructions on voting, please refer to the notice you received in the mail or, if you requested a hard copy of the proxy statement, on your enclosed proxy card. To cast your vote during the Annual Meeting, you will need to enter the 16-digit control number found on the notice or proxy card, as applicable, at the time you log in to the meeting at virtualshareholdermeeting.com/SYY2022. You may inspect a list of stockholders of record at the Company's headquarters during regular business hours within the 10-day period before the Annual Meeting or during the Annual Meeting when you log in at virtualshareholdermeeting.com/SYY2022.

## ITEMS OF BUSINESS

During the Annual Meeting, you will be asked to:

1. Elect as directors the eleven nominees named in the accompanying proxy statement to serve until the Annual Meeting of Stockholders in 2023;
2. Approve an advisory resolution regarding the compensation paid to Sysco's named executive officers;
3. Ratify the appointment of Ernst & Young LLP as Sysco's independent registered public accounting firm for fiscal 2023;
4. Consider a stockholder proposal, if properly presented at the meeting, related to a third party civil rights audit;
5. Consider a stockholder proposal, if properly presented at the meeting, related to third party assessments of supply chain risks;
6. Consider a stockholder proposal, if properly presented at the meeting, related to a report on the reduction of plastic packaging use; and
7. Transact any other business as may properly be brought before the meeting or any adjournment or postponement thereof.

We encourage you to vote your proxy in advance of the Annual Meeting, even if you plan to attend, to ensure that your shares are represented. There are three convenient ways to vote right now:

| | |
|---|---|
| **By telephone** | See the instructions at www.ProxyVote.com. |
| **By Internet** | See the instructions at www.ProxyVote.com. |
| **By mail** | If you requested a paper copy of the proxy statement, complete the enclosed proxy card, including your signature and the date, and return in the enclosed postage-paid envelope. |

Dated and first mailed to stockholders on or about **October 6, 2022**
Houston, Texas

By Order of the Board of Directors
**Eve M. McFadden**
Senior Vice President, Legal,
General Counsel and Corporate Secretary

---

**Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on November 18, 2022**

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended July 2, 2022, are available at www.proxyvote.com.

# PROXY STATEMENT SUMMARY

This summary highlights information contained in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. For complete information about Sysco's performance, please see our Annual Report on Form 10-K for the fiscal year ended July 2, 2022.



**WHEN**
Friday, November 18, 2022,
at 10:00 a.m. (Central)



**WHERE**
The meeting will be held virtually at
virtualshareholdermeeting.com/SYY2022



**RECORD DATE**
September 19, 2022

At the close of business on the Record Date, there were 506,757,911 shares of Sysco Corporation Common Stock outstanding and entitled to vote at the Annual Meeting. Each stockholder is entitled to one vote for each share owned on the Record Date on each matter presented at the Annual Meeting.

## MEETING AGENDA

The matters we will act upon at the Annual Meeting are:

| Proposal | Board voting recommendation | Where to find more information |
|---|---|---|
| Elect eleven directors for a one-year term | **FOR** each nominee | Page 20 |
| Approve, on an advisory basis, the compensation paid to our named executive officers | **FOR** | Page 43 |
| Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2023 | **FOR** | Page 77 |
| Consider a stockholder proposal related to a third-party civil rights audit (if properly presented) | **AGAINST** | Page 78 |
| Consider a stockholder proposal related to third-party assessments of supply chain risks (if properly presented) | **AGAINST** | Page 80 |
| Consider a stockholder proposal related to a report on the reduction of plastic packaging use (if properly presented) | **NONE** | Page 82 |

## BUSINESS HIGHLIGHTS



SALES INCREASED **33.8%** TO $68.6 BILLION

GROSS PROFIT INCREASED **31.7%** TO $12.3 BILLION

OPERATING INCOME INCREASED **62.7%** TO $2.3 BILLION

ADJUSTED EBITDA[1] INCREASED **54.4%** TO $3.3 BILLION

*(1) Adjusted EBITDA represents a non-GAAP measure; see reconciliation in Annex I - Non-GAAP Reconciliations.*

# DIRECTOR NOMINEES

| | Name | Age | Director since | Experience | Independent | Committee Memberships[1] | Other Public Company Boards |
|---|---|---|---|---|---|---|---|
| | **Daniel J. Brutto** | 66 | September 2016 | Former President, UPS International and Senior Vice President, United Parcel Service, Inc. | Yes | CGN CSR* Executive | ● Illinois Tool Works Inc. |
| | **Ali Dibadj** | 47 | January 2022 | Chief Executive Officer Janus Henderson Group plc | Yes | Audit CSR | ● Janus Henderson plc |
| | **Larry C. Glasscock** | 74 | September 2010 | Former Chairman of the Board of Directors, CEO and President of WellPoint, Inc. | Yes | CLD CGN* Executive | ● Simon Property Group, Inc. |
| | **Jill M. Golder** | 60 | January 2022 | Former Senior Vice President and Chief Financial Officer Cracker Barrell Old Country Store, Inc. | Yes | Audit Technology | ● ABM Industries, Inc. |
| | **Bradley M. Halverson** | 62 | September 2016 | Former Group President, Financial Products and Corporate Services and Chief Financial Officer of Caterpillar Inc. | Yes | Audit* CLD Executive | ● Constellation Energy Corporation ● Lear Corporation ● Satellogic, Inc. |
| | **John M. Hinshaw** | 52 | April 2018 | GMD Chief Operating Officer, HSBC Group Management Services, Ltd. | Yes | Audit CLD Technology | |
| | **Kevin P. Hourican** | 49 | February 2020 | President and Chief Executive Officer, Sysco Corporation | No | Executive | |
| | **Hans-Joachim Koerber** | 76 | January 2008 | Former Chairman and CEO of METRO Group (Germany) | Yes | Audit CSR | ● Eurocash SA |
| | **Alison Kenney Paul** | 64 | January 2022 | Managing Director, Global Alliances Google, Inc. | Yes | CGN CLD | |
| | **Edward D. Shirley** | 65 | September 2016 | Chairman of the Board, Sysco Corporation | Yes | CGN CSR Executive* | |
| | **Sheila G. Talton** | 69 | September 2017 | President and Chief Executive Officer of Gray Matter Analytics | Yes | CGN CSR Technology* | ● Deere & Company ● OGE Energy Corp. |

(1)  Full committee names are as follows:
    "Audit" – Audit Committee | "CGN" – Corporate Governance and Nominating Committee | "Executive" – Executive Committee
    "CLD" – Compensation and Leadership Development Committee | "CSR" – Corporate Social Responsibility Committee | "Technology" – Technology Committee

*    Denotes committee chairperson

## Diversity of Director Tenure, Age and Gender

INDEPENDENT DIRECTOR NOMINEE TENURE



INDEPENDENT DIRECTOR NOMINEE DIVERSITY



- 91% Independent (10 of 11)
- 27% Women (3 of 11)
- 18% Ethnically or Racially Diverse (2 of 11)

## Director Qualifications

The Board believes every director should have one or more of the following qualifications because they are particularly relevant to the Company's strategic priorities. These qualifications were all considered by the Board in connection with this year's director nomination process:



| Qualification | Count |
|---|---|
| Accounting/ Audit/ Financial Reporting | 8 |
| Business Operations | 10 |
| Distribution/ Supply Chain | 7 |
| Executive Leadership/ Management | 11 |
| Finance | 9 |
| Foodservice Industry Experience | 4 |
| HR/ Human Capital Management/ Large Workforce | 10 |
| International/ Global | 8 |
| M&A/ Integration | 9 |
| Marketing/ Sales/ Merchandising | 8 |
| Public Company Board Service | 9 |
| Risk Oversight/ Management | 10 |
| Strategy Development | 11 |
| Sustainability/ ESG | 3 |
| Digital Technology/ Cybersecurity | 5 |

## Corporate Governance Facts

- ✓ Separate Chairman of the Board and CEO
- ✓ 15-year limit on director tenure
- ✓ Annual Board and committee self-evaluations
- ✓ Periodic 360-degree individual director performance evaluations
- ✓ 91% of the Board of Directors is independent
- ✓ Annual election of all directors
- ✓ No director may serve on more than four other boards and no audit committee member may serve on more than two other audit committees

- ✓ Independent directors meet regularly without management present
- ✓ Proxy access right
- ✓ Stockholder right to call a special meeting
- ✓ Significant stock ownership requirements for all directors and executive officers
- ✓ Single class of voting stock
- ✓ Regular engagement with stockholders
- ✓ Majority voting standard

# EXECUTIVE COMPENSATION HIGHLIGHTS

## Core Principles

**PAY FOR PERFORMANCE**

Sysco provides base salaries that reflect each NEO's background, experience and performance, and variable incentive compensation that rewards executives at higher levels than at peer companies when superior performance is achieved, and below median for the peer group when performance results lag

**COMPETITIVENESS AND RETENTION**

Sysco provides a competitive pay opportunity that attracts and retains the highest quality professionals

**ACCOUNTABILITY FOR SHORT AND LONG-TERM PERFORMANCE**

Sysco's compensation program motivates results that support the short-term and long-term interests of the business

**ALIGNMENT WITH STOCKHOLDERS' INTERESTS**

Sysco provides significant at-risk, equity-based compensation to link the interests of our NEOs with those of our stockholders

## Fiscal 2023 Compensation Design

In response to economic uncertainty during the COVID-19 pandemic, we adjusted our incentive programs to set realistic performance targets for our NEO's. Fiscal 2022 marked a transition back to our pre-COVID-19 pandemic compensation practices, with a heavy emphasis on pre-determined, quantifiable financial measures. For fiscal 2023, we will return to our core practices, including a full-year performance period for the short-term incentive program. Fiscal 2023 will also introduce ESG metrics in our Strategic Business Objectives that measure actions we need to take to advance our 2025 ESG goals.



| **FY 21** | | **FY 22** | | **FY 23** |
|---|---|---|---|---|
| Bifurcated Performance Period | | Bifurcated Performance Period | | **Annual Performance Period** |
| **1H21** | **2H21** | **1H22** | **2H22** | |
| | | 30% Financial Measures | 40% Financial Measures | 60% Financial Measures |
| 50% Operational Measures | 50% Operational Measures | 20% Operational Measures | 20% Operational Measures | 10% ESG SBOs |
| 50% SBOs | 50% SBOs | Recipe for Growth 50% SBOs | Recipe for Growth 40% SBOs | Recipe for Growth 30% SBOs |

Our executive compensation plans directly link a substantial portion of annual executive compensation to Sysco's performance relative to pre-established metrics. These plans are designed to deliver highly competitive compensation for superior Company performance. Likewise, when Company performance falls short of expectations, our variable incentive programs deliver lower levels of compensation. The Compensation and Leadership Development Committee (the "CLD Committee") tries to balance pay-for-performance objectives with retention considerations, so that, even during temporary downturns in the economy and the foodservice industry, the programs continue to ensure that qualified, successful, performance-driven employees stay committed to increasing Sysco's long-term value. Furthermore, to attract and retain highly skilled management, our compensation program must remain competitive with those of comparable employers that compete with us for talent.

We use the following key principles as the cornerstone of Sysco's executive compensation philosophy to attract, develop and retain business leaders to drive financial and strategic growth and build long-term stockholder value:

- **Pay for Performance**: Provide base salaries that reflect each NEO's background, experience and performance, combined with variable incentive compensation that rewards executives at higher levels than at peer companies when superior performance is achieved, while below median performance results in compensation that is below the median pay of peer companies;

- **Competitiveness and Retention**: Provide a competitive pay opportunity that attracts and retains the highest quality professionals;

- **Accountability for Short- and Long-Term Performance**: Strike an appropriate balance between achieving both short-term and long-term interests of the business through short-term and long-term compensation; and

- **Alignment with Stockholders' Interests**: Link the interests of our executive officers with those of our stockholders through significant at-risk, equity-based compensation.

The fiscal 2023 compensation design included the following short and long-term pay components:

- **Annual Incentive Program**: an annual incentive progam tied primarilty to financial metrics; and

- **Long-Term Incentive Program**: Included a mix of (i) performance share units with a three-year performance period; (ii) stock options; and (iii) restricted stock units.

## Elements of Executive Compensation

The elements of target total direct compensation for fiscal 2023 are presented below.

| | Element of Compensation | Objective of Each Element |
|---|---|---|
| **SHORT-TERM** | Base Salary | Provide each NEO with a fixed compensation component that reflects his or her position and responsibilities. |
| | Annual Incentive | Incentivize the near-term achievement of key transformational initiatives and financial goals. Promote pay for performance and provide variable rewards within a competitive range of total cash compensation. |
| **LONG-TERM** | Restricted Stock Units | Provide a retention incentive over relevant time periods to help ensure consistency and execution of long-term strategies. |
| | Stock Options | Closely align the executives' interests with those of our stockholders, with realized value based on post-grant share price appreciation. |
| | Performance Share Units | Closely align the NEO's interests with those of our stockholders, with realized value based in part on post-grant share price appreciation. Enhance performance and compensation alignment by linking payouts to the achievement of Sysco's financial goals and objectives. |

## Our Executive Compensation Practices

**WHAT WE DO**

- ✓ Pay for Performance
- ✓ Annual "Say on Pay"
- ✓ Risk Assessment
- ✓ Independent Compensation Consultant
- ✓ Clawback Policy
- ✓ Double Trigger Change in Control
- ✓ Stock Ownership Guidelines
- ✓ Review Share Utilization
- ✓ Limited Trading Windows

**WHAT WE DON'T DO**

- ✗ No Stock Option Reloading
- ✗ No Repricing of Underwater Stock Options
- ✗ No Excise Tax Gross-ups upon a Change in Control
- ✗ No Excessive Perquisites
- ✗ No Unearned Dividends Paid
- ✗ No Hedging by our Executive Officers, Directors or Other Specified "Insiders"

# SUSTAINABILITY HIGHLIGHTS

Sysco is committed to caring for people, sourcing products responsibly, and protecting the planet. Program highlights from the last fiscal year include:

**PEOPLE**



- **Donated millions of meals** to support communities globally in need and **continued to progress against our global good goal to generate $500 million worth of good by 2025**.
- **Enhanced the Company's supplier diversity program** by establishing five new partnerships with leading supplier diveristy councils and hosting Sysco's first Supplier Diveristy Summit to identify and faciliate relationships with qualified suppliers.

**PRODUCT**



- **Awarded ten grants to invest in community-led sustainable grazing and wildlife habitats** through the Company's public-private partnership with the National Fish and Wildlife Foundation and Cargill. These grants will serve to increase the grasslands' ability to store carbon and support efforts to address climate change.
- **Successfully piloted an indoor agriculture program in our FreshPoint business**, which reduced distribution-based emissions, reduced water consumption and runoff and required less space than field-grown alternatives.

**PLANET**



- **Became the first U.S. Foodservice distributor to announce a science-based climate goal** in line with the Paris Agreement to reduce emissions in our direct operations and across the Company's value chain.
- **Advanced the Company's fleet electrification program** by signing a letter of intent to deploy up to nearly 800 battery electric Class 8 tractors by 2026 and piloting a zero-emissions solution for commercial trailers.

For further discussion of Sysco's sustainability ("sustainability") strategy and long-term goals, see our website at www.sysco.com in the "Sustainability" section.

# CORPORATE GOVERNANCE

We believe good corporate governance is critical to achieving business success. To provide a general framework for the management of the Company and reflect our commitment to sound governance practices, the Board has adopted certain policies and other documents, collectively referred to in this proxy statement as our "Governance Documents." Our Governance Documents include the following:

- Amended and Restated Bylaws;
- Corporate Governance Guidelines;
- the Charters of the Board's six standing committees; and
- the Global Code of Conduct.

The Governance Documents outline the functions of the Board and each Board committee, director responsibilities, and various processes and procedures designed to ensure effective and responsive governance.

The Corporate Governance and Nominating Committee (the "Governance Committee") regularly reviews the Governance Documents and recommends revisions, as needed, to the Board to reflect developments in the law and corporate governance practices.

The Governance Documents are available to view or download from our website at www.sysco.com under "Investors—Corporate Governance." These documents will also be provided without charge to any stockholder, upon written request to the Corporate Secretary at Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077. The information on any website referenced in this proxy statement, including www.sysco.com, is not deemed to be part of or incorporated by reference into this proxy statement.

# Governance Highlights


## BOARD COMPOSITION AND ACCOUNTABILITY:

**Board Leadership**
- Mr. Shirley leads the Board of Directors as independent Chairman
- Each Board committee has an independent chair

**Board Refreshment & Director Tenure Policy**
- Non-employee directors may not serve on the Board for more than 15 years
- Five of our current independent directors have joined the Board in the past five years
- Average tenure of the independent director nominees is five years

**Board Evaluations**
- Annual Board and committee self-evaluations aim to increase Board effectiveness and inform future Board refreshment efforts
- Periodic 360-degree performance evaluations of individual directors

**Director Independence**
- At least a majority of our directors must meet the New York Stock Exchange ("NYSE") criteria for independence, as well as the additional criteria set forth in our Corporate Governance Guidelines
- All members of the Audit, Compensation and Leadership Development ("CLD"), and Governance Committees must be independent under the applicable NYSE and SEC standards
- Our Board has determined that all director nominees, other than the CEO, are independent (representing 91% of the Board)

**Annual Elections**
- All of our directors are elected annually

**Overboarding Policy**
- Non-employee directors should generally not serve on more than four additional public-company boards of directors (two additional for directors who are employed full time)
- Members of the Audit Committee may not serve on more than two other public company audit committees

**Risk Oversight**
- The Board works through its committees and senior management to exercise oversight of the enterprise risk management process

## STOCKHOLDER RIGHTS:

**Proxy Access**
- Stockholders who have beneficially owned 3% or more of our outstanding Common Stock continuously for at least 3 years may nominate a number of director nominees equal to the greater of 2 or 20% (rounded down) of the total number of directors constituting our Board, subject to applicable limitations and procedural requirements

**Right to Call Special Meeting**
- Stockholders holding at least 25% of our outstanding Common Stock have the right to call a special meeting of stockholders, subject to applicable limitations and procedural requirements

**Action by Written Consent**
- Stockholders having at least the minimum voting power required to take a corporate action may do so by a written consent in lieu of calling a stockholders meeting

**Majority Voting Standard**
- Each of our directors is elected by a majority of the votes cast in an uncontested election
- Any incumbent director who fails to receive more "for" than "against" votes must tender an offer to resign to the Board

**Single Voting Class**
- We have only one class of stock, Common Stock, that is entitled to vote on the election of directors and other matters submitted to a vote of stockholders

**Stockholder Engagement**
- We prioritize a program of regular engagement with our stockholders regarding matters of corporate governance, executive compensation and corporate social responsibility
- Board leaders, including our Chairman, the Chair of our CLD Committee, the Chair of our Governance Committee and Chair of our Corporate Social Responsibility Committee, participate in stockholder engagement initiatives

**No Poison Pill**
- We do not have a poison pill or similar stockholder rights plan


# BOARD LEADERSHIP STRUCTURE

The Corporate Governance Guidelines provide that the roles of Chairman and CEO may be separated or combined, and the Board exercises its discretion in combining or separating these positions as it deems appropriate in light of prevailing circumstances. The Board currently believes that separating the roles of Chairman and CEO is in the best interests of Sysco and its stockholders and represents the most effective leadership structure for the Company.

Mr. Shirley has served as the Board's independent Chairman since November 20, 2020. In his role as Chair, Mr. Shirley's responsibilities include:

- reviewing meeting agendas and schedules for meetings of the Board with the CEO;
- overseeing and approving information and materials sent to the Board, serving as the primary liaison between the independent directors and the CEO, and presiding at meetings of the non-employee and independent directors;

- being available for consultation and director communication;
- reviewing with the CEO the nature and content of director communications in response to inquiries from outside parties; and
- in consultation with the CEO, reviewing written communications between directors and officers or employees of the Company.

The Board regularly reviews its leadership structure, including during the Board's annual evaluation process, to determine the most appropriate arrangement. Since the Company was founded in 1969, the Board has established a variety of Board leadership structures, including independent Board Chairs, Executive Chairs, and combined CEO/Chairs. The Board believes that the current leadership structure best enables the Board to provide effective, independent oversight of the Company.

# DIRECTOR INDEPENDENCE

Our Corporate Governance Guidelines require that at least a majority of our directors meet the criteria for independence that the NYSE has established for continued listing, as well as the additional criteria set forth in the Guidelines. Additionally, we require that all members of the Audit Committee, the CLD Committee, and the Governance Committee be independent, that all members of the Audit Committee satisfy the additional requirements of the NYSE and SEC rules, and that all members of the CLD Committee satisfy the additional requirements of the NYSE.

Under the NYSE listing standards, to consider a director independent, our Board must determine that he or she has no material relationship with Sysco, other than as a director. The standards specify the criteria the Board must use to determine whether directors are independent and contain guidelines regarding directors and their immediate family members with respect to employment or affiliation with Sysco or its independent registered public accounting firm.

To assist the Board in determining director independence, our Corporate Governance Guidelines provide that the following relationships will not impair a director's independence:

- if a Sysco director is an executive officer of another company that does business with Sysco and the annual sales to, or purchases from, Sysco are less than two percent of the annual revenues of that other company;
- if a Sysco director is an executive officer of another company that is indebted to Sysco, or to which Sysco is indebted, and the total amount of either company's indebtedness to the other is less than two percent of the total consolidated assets of the other company, so long as payments made or received by Sysco as a result of such indebtedness do not exceed the greater of $1 million or two percent of such other company's consolidated gross revenues; and
- if a Sysco director serves as an officer, director or trustee of a tax-exempt charitable organization, and Sysco's discretionary charitable contributions to the organization, without reference to Sysco's automatic matching of employee charitable contributions, are less than two percent of that organization's total annual charitable receipts.

The Board has reviewed all relevant relationships between those individuals who served as a director at any time during fiscal 2022 (and those who are nominated for election at the Annual Meeting) and Sysco. The relationships reviewed included any described below under "Certain Relationships and Related Person Transactions," and several relationships that did not automatically impair independence under the NYSE standards or our Corporate Governance Guidelines, either because of the type of affiliation between the director and the other entity or because the amounts involved did not meet the applicable thresholds.

These additional relationships included the following, which were considered by the Board at the time it made its independence determinations: (for purposes of this section, the terms "Sysco," "we," "us" and "our" include our operating companies.)

- Mr. Cassaday's service as a director of one of our suppliers;
- Mr. Dibadj's service as Chief Executive Officer of an asset management company that owns less than 5% of Sysco's outstanding Common Stock based on its most recent public disclosure;
- Mr. Frank's service as a Partner of Trian Fund Management, L.P. ("Trian"), which owned approximately 1.74% of Sysco's outstanding Common Stock based on Trian's most recent public disclosure;
- Ms. Golder's service as a director of one of our customers;
- Mr. Halverson's former service as Treasurer of a charitable organization that is one of our customers;
- Mr. Hinshaw's former service as a director of one of our suppliers and his service as an executive officer of a banking and financial services organization that provides commercial lending services to Sysco and that has received from Sysco, in each of the past three fiscal years, an aggregate amount significantly less than the maximum amount permitted under the NYSE listing standards for director independence (*i.e.*, 2% of the other entity's consolidated gross revenues);

- Ms. Lundquist's former service as an executive officer of a Sysco customer and supplier that has paid to Sysco, and received from Sysco, in each of the past three fiscal years, an aggregate amount significantly less than the maximum amount permitted under the NYSE listing standards for director independence (*i.e.*, 2% of the other entity's consolidated gross revenues);

- Ms. Paul's service as an executive officer of a Sysco customer and supplier that has paid to Sysco, and received from Sysco, in each of the past three fiscal years, an aggregate amount significantly less than the maximum amount permitted under the NYSE listing standards for director independence (*i.e.*, 2% of the other entity's consolidated gross revenues);

- Mr. Peltz's service as (i) Chief Executive Officer and a Founding Partner of Trian, which owned approximately 1.74% of Sysco's outstanding Common Stock based on Trian's most recent public disclosure, and (ii) a director of one Sysco customer; and

- Mr. Shirley's service as a director of one of our customers.

After reviewing this information, the Board has determined that no Board nominee, other than Mr. Hourican, has a material relationship with Sysco and that all nominees, other than Mr. Hourican, are independent under the NYSE standards and the categorical standards set forth in our Corporate Governance Guidelines.

The Board also determined that Mr. Cassaday, who will retire from Board effective November 18, 2022, Messrs. Frank and Peltz, who resigned from the Board effective August 20, 2021, and Ms. Lundquist, who resigned from the Board effective February 28, 2022, were independent during the time they served.

The Board has also determined that each member of the Audit Committee, CLD Committee and Governance Committee is independent. Our Corporate Governance Guidelines also provide that no independent director who is a member of the Audit, CLD or Governance Committees may receive any compensation from Sysco, other than in his or her capacity as a non-employee director or committee member. The Board has determined that no non-employee director received any compensation from Sysco at any time since the beginning of fiscal 2022, other than in his or her capacity as a non-employee director, committee member, committee chairman or Chairman of the Board.

# BOARD COMMITTEES

The Board has six standing committees: Audit Committee, Compensation and Leadership Development Committee (the "CLD Committee"), Corporate Governance and Nominating Committee (the "Governance Committee"), Corporate Social Responsibility Committee (the "CSR Committee"), Technology Committee, and Executive Committee. The written charters for all six committees are published on our website (**www.sysco.com**) under "Investors — Corporate Governance." The current membership and primary responsibilities of the committees are summarized below.

| Audit Committee | Primary Responsibilities | Fiscal 2022 Meetings |
|---|---|---|
| **Mr. Halverson** *(Chair)*<br>Mr. Dibadj<br>Ms. Golder<br>Mr. Hinshaw<br>Dr. Koerber | • Oversees and reports to the Board with respect to various auditing and accounting matters, including the selection of the independent public accountants, the scope of audit procedures, the nature of all audit and non-audit services to be performed by the independent public accountants, the fees to be paid to the independent public accountants, and the performance of the independent public accountants<br>• Oversees and reports to the Board with respect to Sysco's accounting practices and policies<br>• Oversees and reports to the Board with respect to certain treasury/finance matters, including the Company's policies governing capital structure, debt limits, dividends, and liquidity, and reviews and recommends to the Board the issuance and repurchase of Company securities<br>• Assists the Board with its oversight and monitoring of the Company's risk assessment and risk management policies and processes<br>• Oversees and reports to the Board with respect to compliance with legal and regulatory requirements, corporate accounting, reporting practices, and the integrity of the Company's financial statements<br><br>The Board has determined that each member of the Audit Committee is independent, as defined in the NYSE's listing standards, Section 10A of the Securities Exchange Act of 1934 and the Company's Corporate Governance Guidelines. The Board has determined that each member of the Audit Committee is financially literate and that each of Messrs. Dibadj and Halverson and Ms. Golder meets the definition of an audit committee financial expert as defined in SEC rules. No Audit Committee member serves on the audit committees of more than two other public companies. | 9 |

| Compensation and Leadership Development Committee | Primary Responsibilities | Fiscal 2022 Meetings |
|---|---|---|
| **Mr. Cassaday** *(Chair)*<br>Mr. Glasscock<br>Mr. Halverson<br>Mr. Hinshaw<br>Ms. Paul | ● Establishes executive compensation philosophies, policies, plans, and programs to ensure that compensation actions link pay and performance, provide a competitive pay opportunity to attract and retain key executive talent, provide accountability for short- and long-term performance, and align the interests of Sysco's senior officers with the interests of stockholders<br>● Establishes and approves all compensation, including the corporate goals on which compensation is based, of the CEO and the other senior officers, including the named executive officers<br>● Oversees the process for the evaluation of management, including the CEO<br>● Reviews and approves any clawback policy allowing the recoupment of compensation paid to associates, including the senior officers<br>● Reviews and determines equity awards for the senior officers, and oversees management's exercise of its previously delegated equity grant authority<br>● Reviews, approves, recommends the establishment or amendment of any compensation or retirement program (i) in which any senior officer will participate, (ii) that requires stockholder approval, or (iii) that could reasonably be expected to have a material cost impact<br>● Reviews and discusses with the CEO the Company's leadership development programs and succession planning for the other senior officers<br>● Reviews the Company's human capital policies and strategies | 7 |

Except for decisions that impact the compensation of Sysco's CEO, the CLD Committee is generally authorized to delegate any decisions it deems appropriate to a subcommittee. In such a case, the subcommittee must promptly report any action that it takes to the full CLD Committee. In addition, the CLD Committee may delegate to any one or more members of the Board its full equity grant authority (other than for grants made to Sysco's senior officers). The CLD Committee has delegated such authority to the CEO with respect to certain non-executive employees, subject to specified limitations. In carrying out its duties, the CLD Committee also may delegate its oversight of Sysco's employee and executive benefit plans to any administrative committees of the respective plans or to such officers or employees of Sysco as the CLD Committee deems appropriate, except that it may not delegate its powers to amend, establish, or terminate any benefit plan that is maintained primarily for the benefit of Sysco's senior officers, resolve claims under a benefit plan with respect to any senior officer, or modify the compensation of any senior officer as provided under any nonqualified or executive incentive compensation plan. For a detailed description of the CLD Committee's processes and procedures for determining executive compensation, see the "Compensation Discussion and Analysis" section of this proxy statement below.

The Board has determined that each member of the CLD Committee is independent as defined in the NYSE's listing standards and the Company's Corporate Governance Guidelines.

### COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of our CLD Committee is, or has at any time during the past year been, an officer or employee of Sysco or had any relationship requiring disclosure by Sysco under Item 404 of Regulation S-K. During fiscal year 2022, there were no situations where an executive officer of Sysco served on the compensation committee or board of another corporation that had an executive officer serving on Sysco's Board of Directors or the CLD Committee.

| Corporate Governance and Nominating Committee | Primary Responsibilities | Fiscal 2022 Meetings |
|---|---|---|
| **Mr. Glasscock** (Chair)<br>Mr. Brutto<br>Ms. Paul<br>Mr. Shirley<br>Ms. Talton | ● Proposes directors, committee members, and officers to the Board for election or reelection<br>● Establishes the process for reviewing the performance of the members of the Board and its committees<br>● Recommends to the Board the annual compensation of non-employee directors<br>● Reviews related person transactions and reviews and makes recommendations regarding changes to Sysco's Related Person Transaction Policy<br>● Reviews and makes recommendations regarding the organization and effectiveness of the Board and its committees, the establishment of corporate governance principles, the conduct of meetings, succession planning, and Sysco's Governance Documents<br>● Reviews and makes recommendations regarding changes to Sysco's Global Code of Conduct, periodically reviews overall compliance with the Code, and approves any waivers to the Code given to Sysco's executive officers and directors<br>● Monitors compliance with and approves waivers to Sysco's Policy on Trading in Company Securities<br><br>The Board has determined that each member of the Governance Committee is independent as defined in the NYSE's listing standards and the Company's Corporate Governance Guidelines. | 8 |

| Corporate Social Responsibility Committee | Primary Responsibilities | Fiscal 2022 Meetings |
|---|---|---|
| **Mr. Brutto** (Chair)<br>Mr. Dibadj<br>Dr. Koerber<br>Mr. Shirley<br>Ms. Talton | ● Reviews and acts in an advisory capacity to the Board and management with respect to policies and strategies that affect Sysco's role as a socially responsible organization<br>● Reviews, evaluates, and provides input on the development and implementation of Sysco's corporate social responsibility ("CSR") strategy and on the implementation of any CSR goals previously established by the Board<br>● Reviews philanthropic giving, agriculture programs, and warehouse and transportation initiatives designed to improve the Company's environmental impact | 2 |

| Technology Committee | Primary Responsibilities | Fiscal 2022 Meetings |
|---|---|---|
| **Ms. Talton** (Chair)<br>Ms. Golder<br>Mr. Hinshaw | ● Reviews significant information technology ("IT") projects and technology architecture decisions<br>● Assesses whether and to what extent Sysco's IT programs effectively support the Company's business and strategic objectives<br>● Advises the Board with regard to significant IT matters<br>● Supports the Board in its oversight of cybersecurity risk management efforts | 4 |

| Executive Committee | Primary Responsibilities | Fiscal 2022 Meetings |
|---|---|---|
| **Mr. Shirley** (Chair)<br>Mr. Brutto<br>Mr. Cassaday<br>Mr. Glasscock<br>Mr. Halverson<br>Mr. Hourican<br>Ms. Talton | ● Exercises all of the powers of the Board when necessary, to the extent permitted by applicable law | 0 |

# BOARD MEETINGS

During fiscal 2022, the Board held seven meetings, including four regular meetings and three special meetings, and committees of the Board held a total of 30 meetings. Overall attendance at such meetings was approximately 97.2%. Each director attended at least 75% of the aggregate of all meetings of the Board and the committees on which he or she served during fiscal 2022.

The independent directors meet regularly in executive session without the CEO or any other member of management present. In fiscal 2022, the independent directors met in executive session four times. Mr. Shirley presided over these sessions.

It is the Board's policy that directors attend the Annual Meeting, to the extent practicable. Nine directors, representing 90% of the full Board, attended the 2021 Annual Meeting of Stockholders.

# ANNUAL BOARD SELF-EVALUATION

Every year, the Board conducts a self-evaluation to determine whether the Board and its committees are functioning effectively. The Chairman of the Board and the Chairman of the Governance Committee led a discussion of the Board's performance in executive session.

In addition, each Board committee conducts a self-evaluation of its performance, focused on the committee's key responsibilities. As part of the evaluation process, each director completes a committee self-evaluation questionnaire developed by the Governance Committee. This year, the questionnaire responses were compiled and reviewed by internal legal counsel. Each committee chairperson received a summary of the responses, without attribution. The committees all reviewed feedback from their self-evaluations, as did the full Board. Key learnings

from the Board and committee self-evaluations play an important role in informing the Board's approach to refreshment and succession planning.

For the past five years, the Board's self-evaluation process has been enhanced to include periodic "360 degree" individual director performance reviews, which involve a confidential evaluation of the performance of directors selected by the Governance Committee by each of the other directors, key members of senior management, and representatives of certain independent, third-party firms that routinely interact with the directors assessed. An independent, third-party corporate governance firm compiles and communicates to the directors assessed the feedback from these reviews.

# RISK OVERSIGHT

## BOARD OF DIRECTORS

- Oversees Sysco's enterprise risk management process to ensure the process is consistent with the Company's short- and long-term goals.
- Considers enterprise risk in evaluating the Company's strategy, including specific strategic and emerging risks.
- Monitors any specific enterprise risks for which it has chosen to retain oversight, such as risks related to competitive threats, senior leadership succession planning, and business continuity.

**The Board's committees help oversee the enterprise risk management process within their respective areas of authority.**

### Audit Committee

- Reviews the process by which management assesses and manages the Company's exposure to enterprise risk.
- Makes recommendations with respect to the process by which members of the Board and relevant committees will be made aware of the Company's significant risks, including recommendations regarding what committee would be appropriate to oversee management with respect to the Company's most material risks.
- Primarily responsible for hiring and evaluating our independent registered public accounting firm, reviewing our internal controls, overseeing our internal audit function, overseeing customer credit risk, and reviewing contingent liabilities that may be material to the Company.
- Oversees risks related to legal and compliance matters, including fraud and ethics as well as signficant regulatory issues.

### Technology Committee

- Oversees risks related to cybersecurity and data protection, receiving comprehensive updates from management at least quarterly regarding the Company's business technology and cybersecurity programs.

### CLD Committee

- Responsible for ensuring that our executive compensation policies and practices do not incentivize excessive or inappropriate risk-taking by employees.
- Oversees risks related to the Company's human capital strategies, including succession planning, leadership development, pay equity, culture, and diversity, equity, and inclusion.

### Governance Committee

- Ensures proper corporate governance standards are maintained, that the Board consists of qualified directors, and that qualified individuals are chosen as senior officers.
- Monitors compliance with the Company's Policy on Trading in Company Securities and oversees signficant related party transactions.

### CSR Committee

- Oversees risks related to environmental and social issues, jointly with the full Board.

## MANAGEMENT

- Identifies, manages, and mitigates enterprise risks, and reports directly to the Audit Committee and the Board on a regular basis with respect to enterprise risk management.
- On an annual basis, reviews with the Board the Board-level enterprise risks that have been identified, such as strategic, operational, financial, external/regulatory and reputation risks, as well as management's process and resources needed for addressing and mitigating the potential effects of such risks.
- Frequent discussion and prioritization of enterprise-level risk issues by the executive management team, assignment of risk owners responsible for ensuring a risk remains within management's risk tolerance, and tracking and monitoring of risk information.

The Chairman of the Board coordinates the flow of information regarding enterprise risk oversight from each committee to the independent directors and participates in the review of the agenda for each Board and committee meeting. As the areas of oversight among committees sometimes overlap, committees may hold joint meetings when appropriate and address certain enterprise risk oversight issues at the full Board level. The Board considers enterprise risk in evaluating the Company's strategy, including specific strategic and emerging risks. The Board also monitors any specific enterprise risks for which it has chosen to retain oversight, such as risks related to competitive threats, senior leadership succession planning, and business continuity.

# BOARD OF DIRECTORS MATTERS

## BOARD REFRESHMENT AND DIRECTOR ORIENTATION AND EDUCATION

Our Board recognizes the importance of consistent, deliberate Board refreshment and succession planning to ensure that the directors collectively have the skills, experience, and qualifications necessary for the Board to successfully establish and oversee management's execution of the Company's strategic priorities. In order to promote thoughtful

Board refreshment, in 2016 our Board adopted a Board refreshment plan, pursuant to which the Board has elected most of the current independent, non-employee directors. The Governance Committee is responsible for developing a succession plan for the Board and making recommendations to the Board regarding director succession.

### Director Recruitment

Since the adoption of our Board refreshment plan in 2016, our Board has periodically engaged the services of third-party search firms to assist with identifying and recruiting appropriate director candidates. In 2021, the Governance Committee again engaged the services of a third-party search firm to identify candidates possessing the skills, experience and other qualifications in the context of the Board's composition and the Company's strategic priorities. Following consideration of the candidates

presented, and in each case upon the unanimous recommendation of the Governance Committee, the Board appointed three new independent, non-employee directors, effective January 1, 2022: Mses. Golder and Paul and Mr. Dibadj. As our incumbent directors retire from the Board from time to time, we will continue our director recruitment efforts to help ensure that the size of the Board may be maintained at an appropriate level.

### Director Tenure Policy

Our director tenure policy provides that no non-employee director who will have served on the Board for 15 years as of the date of a Board election can be nominated for election or re-election. Since we adopted this policy in 2016, the average tenure of our independent directors has declined from 9 years to 5 years.

### Director Orientation and Continuing Education

All new directors participate in the Company's Orientation Program, which is conducted within six months of the meeting at which new directors are elected. This orientation includes presentations by senior management that familiarize new directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its ethics and compliance program, its Global Code of Conduct, its principal officers, and its internal and independent auditors. In addition, the Orientation Program includes visits to Company's headquarters and to at least one of the Company's significant operating companies.

The Company may develop continuing education programs sponsored by the Company from time to time, including programs addressing legal, financial, regulatory and industry specific topics. In addition, we encourage directors to attend director education seminars at the Company's expense. The Board recommends that directors use their reasonable best efforts to complete eight hours of director education seminars every two years.

# ELECTION OF DIRECTORS

## Election Requirements

The Company's bylaws provide for majority voting in uncontested director elections, meaning that, the number of shares voted "for" a director must exceed the number of shares voted "against" that director. The Company does not permit cumulative voting. Any incumbent director who is not re-elected in an uncontested election is required to tender a resignation to the Governance Committee. The Governance Committee will consider the tendered resignation and recommend to the Board whether to accept or reject the resignation offer, or whether other action should be taken. The Board must act on the recommendation within 120 days following certification of the stockholders' vote and will promptly disclose its decision regarding whether to accept the director's resignation offer. The director who tenders a resignation may not participate in these deliberations of the Governance Committee or the Board. In contested elections, where there are more nominees than seats on the Board, directors are elected by a plurality vote, meaning that the nominees who receive the most votes of all the votes cast for directors will be elected.

## How We Select Directors

The Governance Committee is responsible for identifying and evaluating candidates for election to Sysco's Board of Directors.

## Director Candidates Identified by the Board and Management

In identifying candidates for election to the Board, the Governance Committee will determine which of the incumbent directors has an interest in being nominated for re-election at the next annual meeting of stockholders. The Governance Committee will also identify and evaluate new candidates for election to the Board for the purpose of filling vacancies. To that end, the Governance Committee generally engages a professional search firm to assist in identifying qualified candidates and may solicit recommendations for nominees from people that the Governance Committee believes are likely to be familiar with qualified candidates, including current members of the Board and Sysco's management. When engaging a search firm, the Governance Committee will determine its fees and scope of engagement.

## Director Candidates Recommended by Stockholders

The Governance Committee will consider candidates recommended by stockholders, and will evaluate such candidates using the same criteria it uses to evaluate other candidates from other sources. Stockholders can recommend individuals for consideration by the Governance Committee by writing to the Corporate Secretary, 1390 Enclave Parkway, Houston, Texas 77077, and including the following information:

- the name and address of the stockholder;
- the name and address of the person to be nominated;
- a representation that the stockholder is a holder of the Sysco stock entitled to vote at the meeting to which the director recommendation relates;
- a statement in support of the stockholder's recommendation, including a description of the candidate's qualifications;
- information regarding the candidate as would be required to be included in a proxy statement; and
- the candidate's written, signed consent to serve if elected.

The Governance Committee will consider, in advance of Sysco's next annual meeting of stockholders, all director candidate recommendations submitted by May 1, 2023.

In addition, if we receive by June 8, 2023, a recommendation of a director candidate from one or more stockholders who have beneficially owned at least 5% of our outstanding Common Stock for at least one year, then we will disclose in our next proxy materials relating to the election of directors the identity of the candidate, the identity of the nominating stockholder(s) and whether the Governance Committee determined to nominate such candidate for election to the Board. However, we will not provide this disclosure without first obtaining written consent from both the nominating stockholder and the proposed candidate. The Governance Committee has not received any recommendations for director nominees for election at the Annual Meeting from any Sysco stockholders beneficially owning at least 5% of Sysco's outstanding Common Stock.

## Proxy Access Director Candidates

Our "proxy access" bylaw provisions permit an eligible stockholder (or a group of up to 20 eligible stockholders), who have continuously owned, for a period of three years, at least 3% of the aggregate of our outstanding Common Stock, to nominate a number of director nominees equal to the greater of 20% (rounded down) of the total number of directors constituting our Board or two directors. These nominees will be included in our proxy statement for the relevant annual stockholders meeting if the nominating stockholder(s) and the respective nominee(s) comply with all applicable eligibility, procedural and disclosure requirements set forth in our bylaws.

## How We Evaluate Director Candidates

In evaluating all incumbent and new director candidate's that the Governance Committee determines merit consideration, the Governance Committee will:

- cause to be assembled information concerning the candidates background and qualifications, including information required to be disclosed in a proxy statement, and any relationship between the candidate and the person or people recommending the candidate;
- determine if the candidate demonstrates the characteristics that we require of all directors, described below;
- consider the candidate's skills, experience and qualifications in the context of the composition of the Board as a whole and the Company's strategic priorites;
- consider the absence or presence of material relationships with Sysco that might impact the candidate's independence;
- consider the contribution the candidate can be expected to make to the overall functioning of the Board;
- consider the candidate's capacity to be an effective director in light of the time required by the candidate's primary occupation and service on other boards;
- consider the extent to which the membership of the candidate on the Board will promote diversity among the directors; and
- consider, with respect to an incumbent director, whether the director satisfactorily performed his or her duties as a director during the preceding term, including attendance and participation at Board and committee meetings, and made other contributions as a director.

In its discretion, the Governance Committee may designate one or more of its members, or the entire Governance Committee, to interview any proposed candidate. Based on all available information and relevant considerations, the Governance Committee will recommend to the full Board for nomination those candidates who, in the judgment of the Governance Committee, are most appropriate for membership on the Board based on each candidate's characteristics, skills and qualifications.

## Diversity

Sysco aspires to create a global culture that is decidedly diverse, equitable and inclusive – one where we foster belonging as we care for one another and connect the world through food and trusted partnerships. We believe in the tangible, measurable benefits of diversity, equity and inclusion ("DEI"), and we are committed to embedding these principles into all facets of our business. Consistent with this commitment, the Board values all dimensions of diversity among nominees. We know that differences in background and professional and life experiences yield innovation, enhanced perspective, and higher-quality decision-making. With this in mind, three of our Board nominees are women, two are ethnic minorities, and one is from outside the United States.

### DEI Highlights

While diversity, equity and inclusion are not new concepts at Sysco, we have intentionally and thoughtfully accelerated our focus on these principles. Highlights from the last fiscal year include:







**WORKFORCE**

- Achieved **62% gender and ethnically diverse U.S. workforce** ahead of 2025 goal

**WORKPLACE**

- **Finalized 3-year DEI roadmap** with assistance from Global DEI Advisory Council and began socializing strategic priorities with key stakeholders
- Expanded the role of our Chief Diversity Officer to **include responsibility for Culture & Engagement and Associate Relations,** in addition to DEI
- Implemented **DEI scorecards for all Executive Leadership Team members,** linking DEI-related efforts to compensation
- Hosted our **inaugural Global ARG (Associate Resource Group) Day**
- **Raised Pride flags at all sites** across the U.S. and Canada

**MARKETPLACE**

- Hosted our **inaugural Supplier Diversity Summit**
- Established formal **relationships with the five major councils** certifying diverse suppliers
- Named to Seramount's **2022 list of Best Companies for Multicultural Women**

# Director Qualifications and Board Succession

The Governance Committee is responsible for reviewing with the Board, on an annual basis, the requisite characteristics, skills and qualifications that directors and director candidates should possess individually and in the broader context of the Board's overall composition and the Company's business and structure. This review includes consideration of diversity, skills, experience, time available and the number of other boards for which the individual serves as a director, and such other criteria as the Governance Committee determines to be relevant at the time. The Governance Committee is responsible for developing a succession plan for the Board and making recommendations to the Board regarding director succession.

## Key Characteristics of All Nominees

Each director nominee should demonstrate and possess all of the following characteristics:

- **Integrity and accountability:** Directors must have demonstrated high ethical standards and integrity in their personal and professional dealings, and must be willing to act on – and remain accountable for – their boardroom decisions.

- **Intelligence, wisdom and judgment:** Directors must be able to provide wise, thoughtful counsel on a broad range of issues and possess high intelligence, practical wisdom and mature judgment.

- **Financial literacy:** Directors must be financially literate and capable of understanding a balance sheet, an income statement and a cash flow statement, and capable of using financial ratios and other indices to evaluate a company's financial performance.

- **Teamwork:** Directors must possess a willingness to challenge management and other directors while working collaboratively as part of a team in an environment that encourages open, candid discussion.

- **Diversity:** A director's membership on the Board must promote diversity among the directors, including diversity of experience, views, gender, race, ethnicity and age.

- **High performance standards:** Directors must have achieved prominence in their respective business, governmental, or professional activities, including a history of achievements reflecting high standards of performance.

- **Representing stockholder interests:** Directors must have demonstrated their willingness and ability to effectively, consistently and appropriately represent the best interests of the Company's stockholders.

- **Commitment:** Directors must have the ability and willingness, in light of their principal occupation and other obligations, to commit the time and energy necessary to be fully prepared for, and to participate in, meetings and consultations on Company matters.

- **Conflicts:** Directors must not have an interest in any agreement, arrangement or understanding with any person or entity that might limit or interfere with their ability to comply with their fiduciary duties to the Company and its stockholders.

- **Company policies:** Directors must recognize and affirm their obligation to comply with the Company's Global Code of Conduct, Corporate Governance Guidelines and other policies and guidelines of the Company applicable to them.

# Director Qualifications

The Board, as recommended by the Governance Committee, has determined that the qualifications described below are the qualifications most significant for the Board to possess, collectively, to guide management in the achievement of the Company's strategic priorities.

- **Accounting/Audit/Financial Reporting:** An understanding of accounting, audit and financial reporting processes is important for our directors to establish appropriate financial performance objectives for the Company and senior management in the context of Sysco's strategic priorities, and to evaluate financial performance as compared to those objectives.

- **Business Operations:** Directors who have served in leadership positions with responsibility for managing or overseeing the operations of a company or business unit gain extensive experience in maximizing productivity and efficiency while managing expenses, which is valuable to Sysco's operating plan and strategy. In particular, such directors can provide guidance and oversight to management in connection with its efforts to reduce administrative costs and leverage supply chain costs.

- **Distribution/Supply Chain:** Directors who have experience in distribution logistics and supply chain management, including experience in the design, planning, execution, control and monitoring of supply chain activities, can provide and oversight to management in connection with its efforts to maximize the efficiencies and reduce the costs associated with Sysco's acquisition of products and services from suppliers.

- **Executive Leadership/Management:** Experience as a senior executive in a large and complex public, private, government or academic organization enables a director to better oversee the Company management. Such individuals also bring perspective in analyzing, shaping and overseeing the execution of important operational and policy issues at a senior level, and tend to demonstrate a practical understanding of organizations, strategy, risk management and methods to drive change and growth. Finally, directors with experience in significant leadership positions generally have the ability to identify and develop leadership qualities in others, including members of our management team.

- **Finance:** Directors with an understanding of financial markets and financing and funding operations can provide valuable advice and insights to the Board with respect to the establishment of a successful capital strategy for the Company and the evaluation of proposed capital transactions in light of that strategy.

- **Foodservice Industry Experience:** Experience serving as an executive, director or in another leadership position with a company in the foodservice industry enables a director to oversee more effectively our operations and to provide advice and guidance on issues impacting our business. In addition, as the foodservice market continues to mature, directors with industry experience can provide valuable insights as we focus on ways Sysco can grow organically by identifying and developing new markets.

- **HR/Human Capital Management/Large Workforce:** Directors with human resources experience can offer guidance on Sysco's talent management strategy, particularly in connection with recruiting, assessing, incentivizing and rewarding corporate executives and other senior leadership.

- **International/Global:** Sysco continues to pursue opportunities to grow our global capabilities in, and source products directly from, international markets. We benefit from the experience and insight of directors with a global business perspective, as we identify the best strategic manner in which to continue to expand our operations outside of North America. As Sysco's reach becomes increasingly global, directors with international business experience can assist us in navigating the business, political, and regulatory environments in countries in which we do or seek to do, business.

- **M&A/Integration:** Sysco continues to pursue opportunities to expand our business through acquisitions. Directors with a background in managing significant acquisitions or other business combinations can provide valuable guidance on how to develop and implement strategies for growing our business. Relevant experience includes assessing "build or buy" decisions, analyzing the "fit" of a proposed acquisition target with a company's strategy and culture, accurately valuing transactions and evaluating operational integration plans.

- **Marketing/Sales/Merchandising:** Experience with marketing, brand management and/or consumer sales.

- **Public Company Board Service:** Directors who have served on other public company boards can offer advice and insights with regard to the dynamics and operation of the Board, board practices of other public companies and the relationship between the Board and the management team. Most public company directors also have corporate governance experience to support our goals of Board and management accountability, greater transparency, legal and regulatory compliance and the protection of stockholder interests.

- **Risk Oversight/Management:** The Board oversees management's efforts to understand and evaluate the types of risks facing Sysco and its business, evaluate the magnitude of the exposure, and enhance risk management practices. Directors with risk management experience can provide valuable insights as Sysco seeks to strike an appropriate balance between enhancing profits and managing risk.

- **Strategy Development:** Directors who have served as a senior executive for large and complex public, private, governmental or academic organizations with responsibility for strategic planning and development are particularly well suited to advise and oversee management in establishing and executing the Company's key strategic initiatives, as well as in evaluating the success of those initiatives.

- **Sustainability/ESG:** Experience with sustainability and/or corporate social responsibility issues and related efforts of a large and complex public, private, governmental or academic organization to address such issues.

- **Digital Technology/Cybersecurity:** We use technology in substantially all aspects of our business operations, and we are continuing to implement business technology initiatives in furtherance of our strategic priorities. Directors with experience in technology and e-commerce, including current knowledge of digital technology/new innovations and related issues, such as cybersecurity, privacy and data management, are well suited to oversee management's execution of our business technology initiatives.

The table below shows how these qualifications are distributed among our current directors. The priorities and emphasis of the Governance Committee and of the Board with regard to these qualifications will change from time to time as the Company's strategic priorities and the composition of the Board evolve.

| Director Qualifications | Mr. Brutto | Mr. Dibadj | Mr. Glasscock | Ms. Golder | Mr. Halverson | Mr. Hinshaw | Mr. Hourican | Dr. Koerber | Ms. Paul | Mr. Shirley | Ms. Talton |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Accounting/Audit/Financial Reporting | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | | ✓ | |
| Business Operations | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ |
| Distribution/Supply Chain | ✓ | ✓ | | ✓ | | ✓ | ✓ | ✓ | | ✓ | |
| Executive Leadership/Management | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Finance | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | | ✓ | ✓ | ✓ |
| Foodservice Industry Experience | | ✓ | | ✓ | | | ✓ | ✓ | | | |
| HR/Human Capital Management/Large Workforce | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ | ✓ |
| International/Global | ✓ | ✓ | | | ✓ | ✓ | | ✓ | ✓ | ✓ | ✓ |
| M&A/Integration | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | |
| Marketing/Sales/Merchandising | ✓ | ✓ | ✓ | | | ✓ | ✓ | ✓ | ✓ | ✓ | |
| Public Company Board Service | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | | ✓ | ✓ |
| Risk Oversight/Management | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ |
| Strategy Development | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Sustainability/ESG | ✓ | ✓ | | | | ✓ | | | | | |
| Digital Technology/Cybersecurity | | | | ✓ | ✓ | ✓ | | | | ✓ | ✓ |

# Nominees

The Board of Directors has nominated the eleven individuals identified below for election as directors to serve for one-year terms or until their successors are elected and qualified. Each of the nominees is currently serving as a director of Sysco and has consented to serve another term if elected. The Board believes the nominees' combined qualifications, skills, and experience contribute to an effective and well-functioning Board.

Although management does not contemplate the possibility, if any nominee becomes unable to serve as a director before the Annual Meeting, the proxies will vote for any nominee designated by the present Board fill the vacancy.

# Board Recommendation

 The Board of Directors unanimously recommends a vote "**FOR**" each of the nominees.

# NOMINEES FOR ELECTION AS DIRECTORS AT THE ANNUAL MEETING:



Age: **66**

Director since:
**September 2016**

**Committees:**

- Corporate Governance & Nominating Committee
- Corporate Social Responsibility Committee (Chair)
- Executive Committee

## DANIEL J. BRUTTO

**Key Director Qualifications:**

Mr. Brutto earned a Bachelor of Business Administration in Accounting degree from Loyola University in 1978, followed by a Master of Business Administration degree from Keller Graduate School of Management in 1982. Mr. Brutto served as President of UPS International and Senior Vice President of United Parcel Service, Inc. ("UPS"), a global package delivery, supply chain management and freight forwarding company, from January 2008 until his retirement in June 2013. Previously, he served as President, Global Freight Forwarding, for UPS from 2006 to 2007, and corporate controller from 2004 to 2006. Mr. Brutto's more than 38-year career at UPS, during which he served in various capacities with increasing levels of responsibility, provided him with extensive experience in the following areas: executive leadership/management, strategy development, business operations, finance, information systems, mergers & acquisitions, marketing and international/global. He also has public company board experience, having served as a director of Illinois Tool Works Inc. since February 2012. Additionally, Mr. Brutto served as Executive Chairman of Radial, Inc. from 2016 to 2017, a privately held global fulfillment, customer care and technology company, and he also served on the board of UNICEF from 2009 until 2020. In the past, he has served on the board of the US-China Business Council, the Guangdong Economic Council, and the Turkey Economic Advisory Council. He was also a delegate to the World Economic Forum, Davos, Switzerland, from 2009 to 2013.

**Primary Occupation:**

- Mr. Brutto served as President of UPS International and Senior Vice President of United Parcel Service, Inc. from January 2008 until his retirement in June 2013.

**Other Boards:**

- Mr. Brutto has served as a director of Illinois Tool Works Inc. since February 2012.



Age: **47**

Director since:
**January 2022**

**Committees:**

- Audit Committee
- Corporate Social Responsibility Committee

## ALI DIBADJ

**Key Director Qualifications:**

Mr. Dibadj is currently the Chief Executive Officer (CEO) of Janus Henderson Group plc June 2022. Previously, served as the Chief Financial Officer (CFO) and Head of Strategy at AllianceBernstein Holding L.P. (AB) from February 2021 until June 2022, served as AB's Head of Finance and Head of Strategy from April 2020 to February 2021, and in 2019, Mr. Dibadj co-led AB's Strategy Committee to help senior management chart the strategic vision and course of action for the firm. He joined AB in 2006 as a Senior Research Analyst, where he was ranked #1 twelve times for his coverage of consumer companies. Prior to that, he spent almost a decade in management consulting, including at McKinsey & Company. Over his nearly 25-year career, Mr. Dibadj has gained substantial experience in finance and accounting, leadership, communications, investor relations, risk management, mergers and acquisitions and strategy development.

**Primary Occupation:**

- Mr. Dibadj has served as Chief Executive Officer of Janus Henderson Group plc since June 2022.



Age: **74**

Director since:
**September 2010**

Committees:
- Corporate Governance and Nominating Committee (Chair)
- Compensation and Leadership Development Committee
- Executive Committee

## LARRY C. GLASSCOCK

**Key Director Qualifications:**

Mr. Glasscock attended Cleveland State University, where he received a bachelor's degree in business administration. He later studied at the School of International Banking, participated in the American Bankers Association Conference of Executive Officers, and completed the Commercial Bank Management Program at Columbia University. Mr. Glasscock has developed significant leadership and corporate strategy expertise through over 30 years of business experience, including former service as Chairman of WellPoint, Inc. (now Elevance Health, Inc.), a healthcare insurance company, from 2005 to March 2010, President and CEO of WellPoint, Inc. from 2004 to 2007, Chairman, President and CEO of Anthem, Inc. (now Elevance Health, Inc.) from 2003 to 2004, and President and CEO of Anthem, Inc. (now Elevance Health, Inc.) from 2001 to 2003, as well as his service as COO of CareFirst, Inc., President and CEO of Group Hospitalization and Medical Services, Inc., President and COO of First American Bank, N.A., and President and CEO of Essex Holdings, Inc. During his tenure at WellPoint, Inc. (now Elevance, Inc.), he played a major role in transforming the company from a regional health insurer into a national healthcare leader and championed company efforts to improve quality and customer service. Throughout his career, Mr. Glasscock has developed expertise in the successful completion and integration of mergers and team building and human capital development. His knowledge and experience in team building and human capital development are also extremely valuable to Sysco, as management development and succession planning remain top priorities of executive management and the Board. Mr. Glasscock also has considerable financial experience, as he has supervised the chief financial officers of major corporations. Earlier in his career he served as a bank officer lending to major corporations and supervised assessments of companies' creditworthiness. Mr. Glasscock also has significant experience as a public company director and as a member of various committees related to important board functions, including audit, finance, governance and compensation. Mr. Glasscock was recognized by The National Association of Corporate Directors in 2019 as among the most influential people in the boardroom community.

**Primary Occupation:**
- In March 2010, Mr. Glasscock retired from his position as Chairman of the Board of Directors of WellPoint, Inc. (now Elevance, Inc.) after serving in the role since November 2005.

**Other Boards:**
- Mr. Glasscock has served as a director of Simon Property Group, Inc. since March 2010, where he is currently the lead independent director, and served as a director from August 2001 until May 2021 and non-executive Chairman of the Board from May 2013 until May 2021 of Zimmer Biomet Holdings, Inc.



Age: **60**

Director since:
**January 2022**

Committees:
- Audit Committee
- Technology Committee

## JILL M. GOLDER

**Key Director Qualifications:**

Ms. Golder most recently served as Senior Vice President and CFO of Cracker Barrel Old Country Store, Inc. from June 2016 to December 2020. Previously, she served in finance leadership roles at Ruby Tuesday, Inc., including as Executive Vice President and CFO from June 2014 to April 2016. Prior to that, Ms. Golder spent 23 years at Darden Restaurants, Inc., where she served in finance positions of increasing responsibility for several Darden brands, including Senior Vice President of Finance for Olive Garden, Smokey Bones, Specialty Restaurant Group and Red Lobster. Ms. Golder is a skilled foodservice finance executive with deep expertise in the areas of accounting, audit, financial reporting, communications, investor relations, distribution, supply chain and risk management.

**Primary Occupation:**
- Ms. Golder served as Senior Vice President and Chief Financial Officer of Cracker Barrel Old Country Store, Inc. from June 2016 until her retirement in December 2020.

**Other Boards:**
- Ms. Golder has served as a director of ABM Industries, Inc. since September 2019.



Age: **62**

Lead Director since:
**January 2020**

**Committees:**

- Audit Committee (Chair)
- Compensation and Leadership Development Committee
- Executive Committee

## BRADLEY M. HALVERSON

**Key Director Qualifications:**

Mr. Halverson attended the University of Illinois, where he received a Bachelor of Science degree in Accounting in 1982 and an Executive Master of Business Administration degree in 1996. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Halverson served as Group President, Financial Products and Corporate Services and Chief Financial Officer of Caterpillar Inc. ("Caterpillar"), the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel - electric locomotives until his retirement in May 2018. He was responsible for Caterpillar's Finance Services Division, Human Services Division, Global Information Services Division, Financial Products Division, as well as Corporate Auditing. He joined Caterpillar in 1988, serving in budgeting, forecasting and financial analysis roles of increasing responsibility. In 1993, Mr. Halverson moved to Geneva, Switzerland, to become a strategy and planning consultant with Caterpillar Overseas, S.A. He went on to become controller in Europe, responsible for Caterpillar's financial reporting in Europe, Africa and the Middle East, returning to the U.S. in 1996 to manage general accounting and financial systems. From 1998 until 2012, Mr. Halverson served in various leadership roles at Caterpillar, including Corporate Controller (2007-2010) and Vice President, Financial Services Division (2010-2012). During the course of his nearly 30 year career with Caterpillar, together with his prior service with PricewaterhouseCoopers LLP, Mr. Halverson has developed deep expertise in accounting, financial reporting and corporate finance, and has leadership experience in the areas of executive leadership and management, corporate strategy development, mergers and acquisitions, risk management, information technology systems oversight and international business. Mr. Halverson currently serves as a member of the Board of Trustees (and previously served as Treasurer) of the Easterseals Central Illinois Foundation, served as Chairman of the Board of Directors of Easterseals Central Illinois, and served on the OSF St. Francis Medical Center Community Foundation Board. He was a board member of Custom Truck One Source, a privately held company. He is also a past member of the Executive Committee of the U.S. Chamber of Commerce.

**Primary Occupation:**

- Mr. Halverson served as the Group President, Financial Products and Corporate Services and Chief Financial Officer of Caterpillar from January 2013 to May 2018.

**Other Boards:**

- Mr. Halverson has served as a director of Lear Corporation since June 2020, Satellogic, Inc. since December 2021 and Constellation Energy Corporation since February 2022.



Age: **52**

Director since:
**April 2018**

**Committee:**

- Audit Committee
- Compensation and Leadership Development Committee
- Technology Committee

## JOHN M. HINSHAW

**Key Director Qualifications:**

Mr. Hinshaw attended James Madison University where he earned a B.B.A. in Computer Information Systems and Decision Support Sciences in 1992. Mr. Hinshaw serves as Group Chief Operating Officer of HSBC Group Management Services, Ltd. Previously, Mr. Hinshaw served as the Executive Vice President, Technology and Operations, of Hewlett Packard Company (an industry leading technology company) from November 2011 to November 2015, at which time he joined Hewlett Packard Enterprise Company (spun-off from Hewlett Packard) as the Executive Vice President, Technology and Operations and Chief Customer Officer, serving in such capacity until October 2016. Prior to joining Hewlett-Packard Company, Mr. Hinshaw served as Vice President and General Manager for Boeing Information Solutions at The Boeing Company (one of the world's major aerospace firms) from 2010 to 2011. Before that, he served as Boeing's Chief Information Officer from 2007 to 2010, leading Boeing's companywide corporate initiative on information management and information security. Mr. Hinshaw also spent 14 years at Verizon Communications (one of the world's leading providers of communications, information and entertainment products and services) where, among several senior roles of increasing responsibility, he served as Senior Vice President and Chief Information Officer of Verizon Wireless, overseeing the IT function of the wireless carrier. Mr. Hinshaw's service in these leadership roles with significant public companies in a variety of different industries deeply rooted in technology provided him experience in the operations of large, complex organizations and expertise in both information technology and management, enabling him to effectively oversee Sysco management, especially with regard to the execution of business technology initiatives. Mr. Hinshaw also gained extensive public company board experience in enterprise risk management and information technology through his service as a member of the board of directors of The Bank of New York Mellon Corporation from September 2014 to December 2019. Mr. Hinshaw was also a board member of DocuSign, Inc. (a provider of electronic signature transaction management) from December 2014 to May 2020. Mr. Hinshaw is currently a member of the board of directors of Illumio, Inc. (a cyber security company) and is also the Proprietor of Blackbird Vineyards LLC (a wine company).

**Primary Occupation:**

- Mr. Hinshaw has served as GMD Chief Operating Officer of HSBC Group Management Services Ltd. since February 2020.

**Other Boards:**

- In the last five years, Mr. Hinshaw served as a director of The Bank of New York Mellon Corporation and DocuSign, Inc.



Age: **49**

Director since:
**February 2020**

Committee:
- Executive Committee

## KEVIN P. HOURICAN

**Key Director Qualifications:**

Mr. Hourican earned an undergraduate degree in economics and a master's degree in supply chain management from The Pennsylvania State University. He has served as Sysco's President and Chief Executive Officer and as a member of the Board of Directors since February 1, 2020. Kevin is leading Sysco's large-scale, customer-focused and growth-related transformation, aimed at further improving the way Sysco supports its customers and accelerating profitable sales growth. During an unprecedented year such as 2020, Sysco is not just successfully managing the pandemic crisis, the Company under Mr. Hourican's leadership is leveraging it as an opportunity to fuel transformation and growth. Prior to Sysco, he served as Executive Vice President of CVS Health Corporation, a premier health innovation company, and President of CVS Pharmacy from April 2018 to January 2020, overseeing CVS Health's $85 billion retail business, including 9,900 retail stores and over 200,000 employees, as well as merchandising, marketing, supply chain, real estate, front store operations, pharmacy growth, pharmacy clinical care and pharmacy operations. He previously held the roles of Executive Vice President, Retail Pharmacy and Supply Chain from June 2016 to March 2018, CVS Health's pharmacy operations, professional services and retail pharmacy product innovation and development functions, as well as the company's supply chain organization, and Senior Vice President, Field Operations and Supply Chain of CVS Pharmacy from June 2014 to May 2016. Prior to joining CVS Health, Mr. Hourican held executive leadership roles at Macy's, most recently serving as Senior Vice President, Regional Director of Stores, responsible for the management of 110 department stores in the Mid-Atlantic region. Through these various operations and management positions within CVS and Macy's, Mr. Hourican has acquired extensive experience and knowledge in the areas of executive leadership and management, corporate strategy development, distribution and supply chain management, merchandising and marketing. Further, the Corporate Governance and Nominating Committee and the Board believe that it is appropriate and beneficial to Sysco to have its Chief Executive Officer serve as management's voice on the Board.

**Primary Occupation:**
- Mr. Hourican has served as Sysco's President and Chief Executive Officer since February 2020.



Age: **76**

Director since:
**January 2008**

Committees:
- Audit Committee
- Corporate Social Responsibility Committee

## HANS-JOACHIM KOERBER

**Key Director Qualifications:**

Dr. Koerber earned a degree as a Master Brewer in Brewing Technology and a Ph.D. in Business Management from the Technical University of Berlin. Dr. Koerber began his career in the beverage industry, including management positions in which he was responsible for finance and accounting, information technology, purchasing and personnel. He first became involved with the company that would eventually become METRO AG when he joined the predecessor company's cash-and-carry, self-service wholesale company in charge of finance and accounting, controlling, logistics and information technology. His responsibilities continued to expand to include international cash-and-carry activities in six countries. When METRO AG was formed in 1996, Dr. Koerber became part of the METRO management board. His responsibilities included corporate development, corporate communications and investor relations and he became chairman and chief executive officer in 1999. Dr. Koerber introduced a new management style, streamlined the company to focus on four of the original 16 business divisions in order to remain competitive and achieve profitability, adopted international accounting standards and rapidly developed METRO's international presence, including hands-on experience in expanding METRO into Eastern Europe and Asia, including China and India. These efforts helped make METRO Germany's largest retailer, operating wholesale cash & carry stores, supermarkets, hypermarkets, department stores and consumer electronics shops throughout the world. Throughout his career, Dr. Koerber developed experience and qualifications in the areas of leadership, corporate strategy and development, the foodservice industry, distribution and supply chains, marketing and risk management. Dr. Koerber's insights on running and expanding a foodservice business with international operations have been, and will continue to be, particularly helpful to Sysco. Dr. Koerber's career at METRO AG, combined with his 10 years of service on the Board of Skandinaviska Enskilda Banken AB (the parent company of the SEB Group, a North European banking concern catering to corporations, institutions, and private individuals) and the Board of Directors of several other international companies, has provided him with financial expertise, particularly with regard to international financial accounting standards. His service on the Board of Air Berlin PLC (Germany's second largest airline) has deepened his experience in marketing.

**Primary Occupation:**
- Dr. Koerber served as the chairman and chief executive officer of METRO Group from 1999 until his retirement in October 2007.

**Other Boards:**
- Dr. Koerber has served as a director of Eurocash SA since May 2013; he also serves as a director of several private European companies, including Klüh Service management GmbH, WEPA Industrieholding SE and DAW SE.



Age: **64**

Director since:
**January 2022**

**Committees:**

- Compensation and Leadership Development Committee
- Corporate Governance & Nominating Committee

## ALISON KENNEY PAUL

### Key Director Qualifications:

Ms. Paul has served as Managing Director, Global Alliances of Google Inc. since August 2021, leading a cross-functional team and go-to-market strategy for Alphabet's Google Cloud business unit. Previously, she served Deloitte as Vice Chairman and U.S. Leader of the U.S. Retail and Wholesale Distribution practice from August 2008 to June 2021, and as a Senior Manager in the Consumer and Retail Industry focusing on Strategy and Operations from 2002 to August 2008. Throughout her career at both corporations and professional services firms, as well as early- and mid-stage startups, Ms. Paul has developed extensive experience in the areas of executive leadership, finance, human resources, talent management, global operations, marketing, sales and merchandising, strategy development and digital technology and cybersecurity.

### Primary Occupation:

- Ms. Paul has served as Managing Director, Global Alliances of Google, Inc. since August 2021.



Age: **65**

Chairman of the Board since: **November 2020**

**Committees:**

- Corporate Governance & Nominating Committee
- Corporate Social Responsibility Committee
- Executive Committee

## EDWARD D. SHIRLEY

### Key Director Qualifications:

Mr. Shirley attended the University of Massachusetts, where he received a Bachelor of Business Administration, Accounting degree in 1978. Mr. Shirley served as the President and Chief Executive Officer of Bacardi Limited, a global beverage and spirits company, from March 2012 to April 2014. Prior to that, he served as Vice Chairman of Global Beauty and Grooming, a business unit of The Procter & Gamble Company ("Procter & Gamble"), a consumer goods company, from July 2008 through June 2011, and as Vice Chair on Special Assignment from July 2011 through December 2011. Prior to that, he served as Group President, North America of Procter & Gamble from April 2006 and held several senior executive positions during his 27 years with The Gillette Company, a consumer goods company that was acquired by Procter & Gamble in 2005. Mr. Shirley has substantial experience in the areas of executive leadership, strategy development, marketing/brand development and business operations developed in his various senior executive positions with large consumer products companies, including during more than 30 years as a senior executive at global personal care companies like Procter & Gamble and The Gillette Company. He also has public company board experience, having served as a member of the Elizabeth Arden, Inc. board of directors until December 2015, including as Chair of its Compensation Committee, and as a member of the board of directors of Time Warner Cable Inc. from 2009 to 2016. Mr. Shirley is currently a director of New York Life Insurance Company and serves on the Talent, Diversity and Compensation Committees.

### Primary Occupation:

- Mr. Shirley served as Sysco's Executive Chairman of the Board on an interim basis from January 2020 until November 2020.



Age: **69**

Director since:
**September 2017**

Committees:

- Corporate Governance and Nominating Committee
- Corporate Social Responsibility Committee
- Executive Committee
- Technology Committee (Chair)

## SHEILA G. TALTON

**Key Director Qualifications:**

Ms. Talton attended Northern Illinois University, where she earned a Bachelor of Science degree in Marketing and Speech Communication in 1980, and Harvard Business School's Executive Program. Ms. Talton currently serves as the President and Chief Executive Officer of Gray Matter Analytics, a firm focused on data analytics consulting services in the healthcare industry. Previously, she served as President and Chief Executive Officer of SGT Ltd., a firm that provides strategy and technology consulting services in the financial services, healthcare and technology business sectors, from 2011 to 2013. From 2008 to 2011, Ms. Talton served as Vice President, Office of Globalization, for Cisco Systems, Inc., a leading global manufacturer of networking, switching and server/virtualization technology products related to the communication and information technology industries. Prior to that time, she held other leadership positions at Cisco Systems, Inc., Electronic Data Systems Corporation and Ernst & Young, LLP. Ms. Talton's service in leadership roles with a variety of global technology and consulting firms provided her with extensive knowledge of and experience in information technology systems and cybersecurity, enabling her to effectively oversee management's execution of Sysco's business technology initiatives and its approach to privacy and cyber security risks. Ms. Talton has also gained extensive public company board experience in compensation, corporate governance, risk management and audit/finance issues through her service on the boards of directors of Deere & Company since 2015 (member of audit review and finance committees) and OGE Energy Corp. since 2013 (member of compensation and governance committees). From 2012 to 2019, she also served on the board of directors of Wintrust Financial Corporation. Additionally, from 2010 to 2015, she also served on the board of directors of ACCO Brands Corporation. Ms. Talton has been a Congressional appointee on the U.S. White House Women's Business Council. She also has been recognized as one of the "Top 10 Women in Technology" by Enterprising Women and as "Entrepreneur of the Year" by the National Federation of Black Women Business Owners. She serves on the boards of several nonprofit organizations, including Chicago's Northwestern Hospital Foundation, the Chicago Shakespeare Theater and the Chicago Urban League. Ms. Talton was recognized by The National Association of Corporate Directors in 2018 as among the most influential people in the boardroom community.

**Primary Occupation:**

- Ms. Talton has served as President and Chief Executive Officer of Gray Matter Analytics since March 2013.

**Other Boards:**

- Ms. Talton has served as a director of Deere & Company since May 2015 and OGE Energy Corp. since September 2013. In the last five years, Ms. Talton served as a director of Wintrust Financial Corporation.

# How to Contact the Board

Stockholders and other interested parties may communicate with the Chairman of the Board, the independent directors as a group, and the other individual members of the Board by confidential online submission or by mail. All appropriate correspondence will be delivered to the parties to whom they are addressed. Items unrelated to the duties and responsibilities of the Board, such as product inquiries and complaints, job inquiries, business solicitations, and junk mail will not be forwarded. You may access the form to communicate by confidential online submission on Sysco's website (www.sysco.com) under "Investors — Corporate Governance — Contact the Board." You can contact any of our directors by mail in care of the Corporate Secretary, Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077.

# DIRECTOR COMPENSATION

## OVERVIEW OF NON-EMPLOYEE DIRECTOR COMPENSATION

Semler Brossy Consulting Group LLC ("Semler Brossy") advised the Governance Committee with respect to non-employee director compensation. At the Governance Committee's request, Semler Brossy provided data regarding the amounts and types of compensation paid to non-employee directors at the companies in Sysco's peer group and identified trends in director compensation. All decisions regarding non-employee director compensation are recommended by the Governance Committee and approved by the Board. In addition to providing background information and written materials, Semler Brossy representatives attended meetings when the Chair of the Governance Committee believed their expertise would be beneficial to the committee's discussions.

Sysco uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board. Directors who are also Sysco employees, such as Mr. Hourican, do not receive additional compensation for serving on the Board or any of its committees.

Non-employee directors receive the following amounts:

- Annual cash retainer — $100,000, paid in quarterly installments
- Additional cash retainer for committee chairs (paid in quarterly installments):
  - Audit Committee — $25,000
  - Compensation and Leadership Development Committee — $20,000
  - Corporate Governance and Nominating Committee — $20,000
  - Corporate Social Responsibility Committee — $15,000
  - Technology Committee — $15,000
- Annual grant of restricted stock — valued at $185,000 and vests in full on the first anniversary of the grant date
- Chairman of the Board additional cash retainer — $500,000 (paid in quarterly installments)

See "Equity-Based Awards to Non-Employee Directors" below for a description of the plan under which the restricted stock was granted, and the "Fiscal 2022 Director Compensation" table below for detailed compensation information for fiscal 2022 for each person who served as a non-employee director.

### Reimbursement of Expenses

Non-employee directors are entitled to reimbursement of expenses related to their service as a director, including committee participation or special assignments. Travel reimbursements may include reimbursement of a portion of the cost of non-commercial air travel in connection with Sysco business, subject to specified maximums. Non-employee directors may not be reimbursed for amounts related to the purchase price of an aircraft or fractional interest in an aircraft, and any portion of the reimbursement that relates to insurance, maintenance and other non-incremental costs is subject to an annual cap. Non-employee directors also receive discounts on products carried by the Company and its subsidiaries comparable to the discounts offered to all Sysco employees.

## DIRECTORS DEFERRED COMPENSATION PLAN

Non-employee directors may defer all or a portion of their annual retainer, including additional fees paid to committee chairpersons and the Chairman of the Board, under the Directors Deferred Compensation Plan. Non-employee directors may choose from several investment options. We credit such deferred amounts with investment gains or losses until the non-employee director retires from the Board or until the occurrence of certain other events.

## EQUITY-BASED AWARDS TO NON-EMPLOYEE DIRECTORS

As of September 19, 2022, the non-employee directors held shares of restricted stock and elected shares (as described below), all of which were issued under the Sysco Corporation 2018 Omnibus Incentive Plan, which we refer to as the "2018 Omnibus Incentive Plan." Below is a description of the relevant provisions of the 2018 Omnibus Incentive Plan.

## Election to Receive a Portion of the Annual Retainer in Common Stock

Under the 2018 Omnibus Incentive Plan, a non-employee director may elect to receive between 10% and 100% (in 10% increments) of his or her annual retainer fee, including any additional retainer paid to the Chairman of the Board and the committee chairpersons, in Common Stock rather than in cash. During fiscal 2022, if a director made this election, on the date that we made each quarterly payment of the annual retainer fees, we credited the director's stock account with the number of shares of Common Stock that the director could have purchased with the portion of the cash retainer that the director chose to receive in stock, assuming a purchase price equal to the closing price of a share of Common Stock on the last business day before that date. We refer to the shares credited in this manner as "elected shares." The elected shares vest as soon as they are credited to the director's account, but we do not issue them until the end of the calendar year.

## Annual Awards of Restricted Stock

Pursuant to the 2018 Omnibus Incentive Plan, the Board may grant to non-employee directors, among other things, shares of restricted stock, in the amounts and on such terms as it determines, but no such grant may vest earlier than one year following the grant date. A restricted stock award is denominated in shares of Common Stock and is subject to transfer restrictions and the possibility of forfeiture. The equity grant to the non-employee directors for fiscal 2022 was issued in November 2021.

If a director leaves the Board after serving his or her term, or for any reason after reaching age 71, his or her restricted stock will remain outstanding and continue to vest as originally scheduled. All unvested restricted stock will automatically vest upon a director's death. A director who ceases to serve as a director of Sysco under any other circumstances will forfeit his or her unvested restricted stock.

## Deferral of Shares

A non-employee director may elect to defer receipt of any or all shares of Common Stock issued under the 2018 Omnibus Incentive Plan, whether such shares are to be issued as a grant of restricted stock or as elected shares. Generally, the receipt of Common Stock may be deferred until the earliest to occur of the death of the non-employee director, the date on which the non-employee director ceases to be a director of the Company, or a change of control of Sysco. All such deferral elections must be made in accordance with the terms and conditions set forth in Sysco's 2009 Board of Directors Stock Deferral Plan.

## Change in Control

Under the 2018 Omnibus Incentive Plan and the applicable grant agreements, any unvested awards of restricted stock will vest immediately upon the occurrence of certain terminations of service within the 24-month period following a specified change in control.

# STOCK OWNERSHIP GUIDELINES

To align the interests of our directors with those of our stockholders, the Board concluded that our directors should have a significant financial stake in Common Stock. To further that goal, we maintain stock ownership guidelines for members of the Board.

The Corporate Governance Guidelines provide that a non-employee director who has served for five years is expected to have attained and, thereafter, to continuously maintain, minimum ownership of Common Stock equal in value to five times the annual base retainer. The shares counted towards this ownership requirement include (i) elected shares, (ii) vested Share Units (as defined in the 2009 Board of Directors Stock Deferral Plan) held by a non-employee director through the 2009 Board of Directors Stock Deferral Plan (or any successor plan thereto), (iii) shares of restricted stock held by a non-employee director that may be subject to transfer restrictions or potential clawbacks, and (iv) shares owned directly by an entity (such as a corporation or foundation) over which a non-employee director shares voting power or investment power. Shares underlying all other outstanding securities exercisable for, or convertible into, Common Stock (including options and RSUs) are not counted toward the ownership requirement.

Management provides the Board with the status of the directors' stock ownership at all regularly-scheduled meetings to ensure compliance with these holding requirements. As of September 19, 2022, each non-employee director was in compliance with the applicable stock ownership guidelines.

# FISCAL 2022 DIRECTOR COMPENSATION

The following table provides compensation information for fiscal 2022 for each of our directors who served for any part of the fiscal year, other than Mr. Hourican, whose compensation for services as an officer is disclosed in the Summary Compensation Table on page 64:

| Name | Fees Earned or Paid in Cash ($)[1] | Stock Awards ($)[2][3][4] | Non-Qualified Deferred Compensation Earnings ($)[5] | Other Compensation ($)[6] | Total ($) |
|---|---|---|---|---|---|
| Daniel J. Brutto | 115,000 | 185,002 | — | — | 300,002 |
| John M. Cassaday[7] | 120,000 | 185,002 | — | — | 305,002 |
| Ali Dibadj[8] | 50,000 | — | — | — | 50,000 |
| Joshua D. Frank[9] | 25,000 | — | — | — | 25,000 |
| Larry C. Glasscock | 120,000 | 185,002 | — | — | 305,002 |
| Jill M. Golder[10] | 50,000 | — | — | — | 50,000 |
| Bradley M. Halverson | 125,000 | 185,002 | — | — | 310,002 |
| John M. Hinshaw | 100,000 | 185,002 | — | — | 285,002 |
| Hans-Joachim Koerber | 100,000 | 185,002 | — | — | 285,002 |
| Stephanie A. Lundquist[11] | 75,000 | 185,002 | — | — | 260,002 |
| Alison Kenny Paul[12] | 50,000 | — | — | — | 50,000 |
| Nelson Peltz[13] | 25,000 | — | — | — | 25,000 |
| Edward D. Shirley | 600,000 | 185,002 | — | — | 785,002 |
| Sheila G. Talton | 115,000 | 185,002 | — | — | 300,002 |

(1) Includes retainer fees, including any retainer fees for which the non-employee director has elected to receive shares of Common Stock in lieu of cash and fees for the fourth quarter of fiscal 2022 that were paid at the beginning of fiscal 2023. Although we credit shares to a director's account each quarter, the elected shares are not actually issued until the end of the calendar year, unless the director's service as a member of the Board terminates earlier. The number of shares of Common Stock actually credited to each non-employee director's account in lieu of cash during fiscal 2022, which are reported in the column entitled "Stock Awards" above, was as follows: 747 shares for Mr. Brutto; 731 shares for Mr. Cassaday; 594 shares for Mr. Dibadj; 853 shares for Mr. Glasscock; 305 shares for Mr. Halverson; 610 shares for Dr. Koerber; 628 shares for Ms. Lundquist; 594 shares for Ms. Paul; and 1,222 shares for Mr. Shirley. Messrs. Frank, Hinshaw and Peltz and Mses. Golder and Talton did not elect to receive any shares in lieu of their cash retainer fees. Directors may choose to defer receipt of the elected shares described in this footnote under the Sysco Corporation 2009 Board of Directors Stock Deferral Plan. The number of elected shares of Common Stock deferred by each non-employee director during fiscal 2022 (which are included in the elected shares described above) was as follows: Mr. Glasscock (853 shares) and Ms. Lundquist (628 shares). To the extent that cash dividends are paid on our Common Stock, each non-employee director also receives the equivalent amount of the cash dividend credited to his or her account with respect to all elected shares that are deferred. If the director has chosen to defer the receipt of any shares, such shares will be credited to the director's account and issued on the earliest to occur of the "in-service" distribution date elected by the director (which will be at least one year following the end of the plan year in which the shares would otherwise have been distributed to the director), the death of the director, the date on which the director ceases to be a director of the Company, a change of control of Sysco, or the date on which the director applies and qualifies for a hardship withdrawal.

(2) For fiscal 2022, the Board, upon the recommendation of the Governance Committee, determined that it would grant approximately $185,000 in equity incentives to each of the non-employee directors. Therefore, on November 19, 2021, the Board granted to each of the non-employee directors 2,469 shares of restricted stock valued at $74.93 per share, the closing price of Sysco Common Stock on the NYSE on November 18, 2021. These awards were granted under the 2018 Omnibus Incentive Plan and vest in full on the first anniversary of the grant date. The amounts in this column reflect the grant date fair value of the awards computed in accordance with ASC 718, "Compensation — Stock Compensation". See Note 18 of the consolidated financial statements in Sysco's Annual Report on Form 10-K for the fiscal year ended July 2, 2022, regarding assumptions underlying valuation of equity awards. The value of any elected shares is included in the column entitled "Fees Earned or Paid in Cash," as described in footnote (1) above. See "—Equity-Based Awards to Non-Employee Directors" above for a more detailed description. Although we credit elected shares to a director's account each quarter, the shares are not actually issued until the end of the calendar year, unless the director's service as a member of the Board of Directors terminates. Pursuant to the Sysco Corporation 2009 Board of Directors Stock Deferral Plan, non-employee directors may choose to defer receipt of the shares to be issued in connection with the annual restricted stock award. Mr. Glasscock and Mr. Hinshaw deferred receipt of the 2,469 shares of restricted stock. Ms. Lundquist deferred receipt of the 2,469 shares but forfeited this amount upon her departure from the Board on February 28, 2022. To the extent that cash dividends are paid on our Common Stock, each non-employee director also receives the equivalent amount of the cash dividend credited to his or her account with respect to all deferred restricted stock awards in the form of stock units. A director may elect an "in-service" distribution date for deferrals that is at least one year following the end of the plan year in which the shares would otherwise have been distributed to the director. Otherwise, distributions occur upon the earlier of the death of the director, the date on which the director ceases to be a director of the Company, or a change of control of Sysco, unless the director applies for and qualifies for a hardship withdrawal.

(3) The aggregate number of options and unvested stock awards held by each director listed in the table above, as of July 2, 2022, was as follows:

| | Aggregate Unvested Stock Awards Outstanding as of July 2, 2022 | Aggregate Options Outstanding as of July 2, 2022 |
| --- | --- | --- |
| Daniel J. Brutto | 2,469 | — |
| John M. Cassaday | 2,469 | — |
| Ali Dibadj | — | — |
| Joshua D. Frank | — | — |
| Larry C. Glasscock | 2,469 | — |
| Jill M. Golder | — | — |
| Bradley M. Halverson | 2,469 | — |
| John M. Hinshaw | 2,469 | — |
| Hans-Joachim Koerber | 2,469 | — |
| Stephanie A. Lundquist | — | — |
| Alison Kenny Paul | — | — |
| Nelson Peltz | — | — |
| Edward D. Shirley | 2,469 | — |
| Sheila G. Talton | 2,469 | — |

The unvested stock awards for each non-employee director listed in the table immediately above relate to restricted stock awards granted in November 2021 that vest in November 2022.

(4) None of the directors shown in the table received option grants with respect to his or her service as an independent director during fiscal 2022.

(5) We do not provide a pension plan for the non-employee directors.

(6) The total value of all perquisites and personal benefits received by each of the non-employee directors was less than $10,000.

(7) Mr. Cassaday will retire from the Board at the conclusion of Sysco's Annual Stockholders Meeting.

(8) Mr. Dibadj was appointed to the Board effective January 1, 2022.

(9) Mr. Frank resigned from the Board on August 20, 2021. All of Mr. Frank's unvested stock awards reported in the table above were forfeited upon his resignation.

(10) Ms. Golder was appointed to the Board effective January 1, 2022.

(11) Ms. Lundquist resigned from the Board on February 28, 2022. All of Ms. Lindquist's unvested stock awards were forfeited upon her resignation.

(12) Ms. Paul was appointed to the Board effective January 1, 2022.

(13) Mr. Peltz resigned from the Board on August 20, 2021. All of Mr. Peltz's unvested stock awards were forfeited upon his resignation.

Mr. Hourican did not receive any compensation for his fiscal 2022 Board service, other than the compensation for services as an employee that is disclosed elsewhere in this proxy statement. See "Executive Compensation – Summary Compensation Table" for details regarding the executive officer compensation earned by Mr. Hourican for fiscal 2022.

# CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

## Related Person Transactions Policies and Procedures

The Board has adopted written policies and procedures for review and approval or ratification of transactions with related persons. These policies apply to Sysco directors, director nominees, executive officers, beneficial owners of more than five percent of our stock, and any immediate family members of any of these persons.

We follow the policies and procedures below for any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which Sysco was or is to be a participant, the amount involved exceeds $100,000, and a related person had or will have a direct or indirect material interest. Among other situations, these policies specifically apply to purchases of goods or services by or from a related person or an entity in which a related person has a material interest, indebtedness, guarantees of indebtedness, and employment by Sysco of a related person. The Board has determined that the following do not create a material direct or indirect interest on behalf of the related person, and are therefore not related person transactions to which these policies and procedures apply:

- Interests arising only from the related person's position as a director of another corporation or organization that is a party to the transaction;
- Interests arising only from the direct or indirect ownership by the related person and all other related persons in the aggregate of less than a 10% equity interest, other than a general partnership interest, in another entity that is a party to the transaction;
- Interests arising from both the position and ownership level described in the two bullet points above;
- Interests arising solely from the ownership of a class of Sysco's equity securities if all holders of that class of equity securities receive the same benefit on a pro rata basis, such as dividends;
- A transaction that involves compensation to an executive officer if the compensation has been approved by the CLD Committee, the Board, or a group of independent directors of Sysco performing a similar function; or

- A transaction that involves compensation to a director for services as a director of Sysco if such compensation will be reported pursuant to Item 402(k) of Regulation S-K.

Any of our employees, officers, or directors who have knowledge of a proposed related person transaction must report the transaction to our chief legal officer. Whenever practicable, before the transaction becomes effective or is consummated, the proposed transaction will be reviewed and approved by the Board or, pursuant to authority delegated by the Board, by the Chair of the Governance Committee, if the aggregate amount involved is expected to be less than $200,000, or the entire Governance Committee, if the aggregate amount involved is expected to be less than $500,000. If a potential related person transaction is entered into without such prior approval, the Governance Committee will review and recommend to the Board, and the Board will determine, in its discretion, whether to ratify the transaction.

During the first quarter of each fiscal year, the Governance Committee and the Board will review any related person transaction that was previously approved and is ongoing to:

- ensure that such transaction has been conducted in accordance with the previous approval;
- ensure that Sysco makes all required disclosures regarding the transaction; and
- determine if Sysco should continue, modify, or terminate the transaction.

Our Related Persons Transaction Policy sets forth the process for reviewing proposed transactions, the information that must be considered, and the standard for approval or ratification.

## Transactions with Related Persons

The Governance Committee and the Board reviewed all transactions since July 4, 2021 involving a "related person" identified in the annual questionnaire responses or otherwise known to the Board or the Company and determined that none of the transactions was required to be disclosed as a related person transaction pursuant to the SEC's rules.

# CORPORATE SOCIAL RESPONSIBILITY

## 2021 SHAREHOLDER PROPOSAL – GREENHOUSE GAS TARGETS

At our 2021 annual meetings, our stockholders approved a proposal requesting that Sysco "issue a report within a year, and annually thereafter, at reasonable expense and excluding confidential information, disclosing short, medium, and long term greenhouse gas targets aligned with the Paris Agreement's goal of maintaining global temperature rise at 1.5 degrees Celsius, and progress made in achieving them. This reporting should cover the Company's full scope of operational and product related emissions." Consistent with our commitment in the Company's 2021 proxy statement, Sysco has substantially implemented this proposal through its announcement in November 2021 of an ambitious, industry-leading climate goal to reduce emissions across its

global operations and the company's entire value chain. Sysco's science-based emissions reduction target aims to reduce its Scope 1 and 2 emissions by 27.5% by 2030 and to ensure that suppliers covering 67% of Sysco's Scope 3 emissions establish science-based targets by 2026.

As a demonstration of the continued importance of this space, the Company added Environmental, Social, and Governance (ESG) metrics to executive compensation for FY2023.

For further discussion of Sysco's sustainability ("sustainability") strategy and long-term goals, see our website at www.sysco.com in the "Sustainability" section.

## CODE OF CONDUCT

Our Global Code of Conduct (the "Code") is guided by our values and expectations which we believe are important to delivering exceptional service with the highest degree of integrity. We require all of our directors, officers and associates, including our principal executive officer, principal financial officer, principal accounting officer and controller, to understand and abide by the Code, as it represents our commitment to continuously deliver excellence with integrity by conducting our business in accordance with the highest standards of moral and ethical behavior in accordance with our values: Integrity, Excellence, Teamwork, Inclusiveness, Responsibility.

Our Global Code of Conduct addresses the following, among other topics:

- fraud;
- anti-corruption and anti-bribery;
- export/import laws and trade sanctions;
- human rights;
- diversity and inclusion;
- workplace safety;

- antitrust;
- competition and fair dealing;
- professional conduct, including customer relationships, equal opportunity, and receipt of payments or gifts;
- political contributions;
- conflicts of interest;
- insider trading;
- financial disclosure;
- intellectual property; and
- confidential information.

Our Code, which is reviewed periodically by our Governance Committee, requires strict adherence to all laws and regulations applicable to our business and requires employees to report any violations or suspected violations of the Code. We have published the Code on our website in the Overview section under "Investors—Corporate Governance" at www.sysco.com. We intend to disclose any future amendments to or waivers of our Code on our website at www.sysco.com under the heading "Investors—Corporate Governance."

### Reporting a Concern or Violation

Our Code explains that there are multiple channels for an employee to report a concern, including to an associate's manager, a human resource professional, our Legal or Ethics and Compliance department, or to the Sysco Ethics Line. Our Ethics Line is available 24 hours a day, seven days a week, 365 days a year, worldwide, to receive calls or web submissions from anyone wishing to report a concern or complaint, anonymous or otherwise. Our Ethics Line contact information can be found on our website at www.sysco.com under the heading "About Sysco – The Sysco Story – Sysco Global Code of Conduct."

Any report to any one of our multiple channels for reporting concerns that raises a concern or allegation of impropriety relating to our accounting, internal controls or other financial or audit matters is forwarded to our Senior Vice President, Legal, General Counsel and Corporate Secretary, who is then responsible for reporting such matters to the Chair of our Audit Committee. All such matters are investigated and responded to in accordance with the procedures established by the Audit Committee to ensure compliance with the Sarbanes-Oxley Act of 2002.

# EXECUTIVE OFFICERS

The following individuals, other than Mr. Ørting, currently serve as executive officers of Sysco. Additional biographical information concerning these officers is provided below (other than Mr. Hourican, whose biographical information is provided under "Board of Directors Matters—Board Composition" above).

| Name | Title | Age |
|------|-------|-----|
| Kevin P. Hourican* | President and Chief Executive Officer | 49 |
| Aaron E. Alt* | Executive Vice President and Chief Financial Officer | 51 |
| Greg D. Bertrand* | Executive Vice President, U.S. Foodservice Operations | 58 |
| J. Chris Jasper | Senior Vice President and President, U.S. Broadline Foodservice Operations | 50 |
| Eve M. McFadden | Senior Vice President, Legal, General Counsel and Corporate Secretary | 46 |
| Tim Ørting Jørgensen | Former Executive Vice President and President, Foodservice Operations, International | 57 |
| Thomas R. Peck, Jr.* | Executive Vice President, Chief Information and Digital Officer | 55 |
| Paulo Peereboom | Executive Vice President and President, Foodservices Operations, International | 52 |
| Ronald L. Phillips | Executive Vice President and Chief Human Resources Officer | 57 |
| Cathy Marie Robinson | Executive Vice President and Chief Supply Chain Officer | 55 |
| Judith S. Sansone* | Executive Vice President and Chief Commercial Officer | 62 |
| Scott B. Stone | Vice President, Financial Reporting and Interim Chief Accounting Officer | 50 |

\* *Named Executive Officer.*



Age: **51**

Executive Officer since:
*December 2020*

## AARON E. ALT

**Biography:**

Mr. Alt has served as Sysco's Executive Vice President and Chief Financial Officer since December 2020. Previously, he served as Senior Vice President and Chief Financial Officer of Sally Beauty Holdings ("SBH"), an international specialty retailer and distributor of professional beauty supplies, and President of Sally Beauty Supply, the world's largest retailer of professional beauty supplies, since October 2018. Mr. Alt previously served as SBH's Senior Vice President, Chief Financial Officer and Chief Administrative Officer from May 2018 to October 2018. Prior to joining SBH, Mr. Alt served in various executive leadership roles of increasing responsibility at Target Corporation the second-largest discount retailer in the U.S., including Senior Vice President, Operations from March 2017 to May 2018; Senior Vice President Grocery Transformation from January 2016 to March 2017; Chief Executive Officer, Target Canada Co. from January 2015 to May 2018; Senior Vice President, Finance from August 2015 to January 2016; Senior Vice President, Tax and Treasurer from March 2015 to August 2015; Senior Vice President, Business Development, Risk Management, Tax and Treasurer from October 2013 to March 2015; and Senior Vice President, Business Development and Treasurer from September 2012 to October 2013. Prior to joining Target Corporation, Mr. Alt held several senior level positions with Sara Lee Corporation from 2004 to 2012. Mr. Alt was an associate and then a partner at the law firm of Kirkland & Ellis in London from 1998 to 2004. Mr. Alt holds a J.D. from Harvard Law School, an M.B.A. from J.L. Kellogg School of Management at Northwestern University and a B.A. in History and Political Science from Northwestern University.



Age: **58**

Executive Officer since:
*July 2016*

## GREG D. BERTRAND

**Biography:**

Mr. Bertrand has served as Sysco's Executive Vice President, U.S. Foodservice Operations since July 2018. Previously, he served as Senior Vice President, U.S. Foodservice Operations from July 2016 to July 2017, Senior Vice President, Foodservice Operations (West) from August 2015 to July 2016, Senior Vice President, Merger Integration Deployment from November 2014 to August 2015, and Senior Vice President, Business Process Integration from March 2014 to November 2014. Mr. Bertrand began his Sysco career in 1991 as a Marketing Associate at Sysco Chicago, where he advanced through several sales leadership positions before becoming Vice President-Sales in 1997 and Senior Vice President-Sales in 1998. He was promoted to Executive Vice President in 1999. In 2005, he was named President-Sysco Eastern Wisconsin. He became President-Sysco Chicago in 2008 and took on the added responsibilities of leading Sysco Eastern Wisconsin and Sysco Baraboo in 2009. He was promoted to Market Vice President-Midwest in 2010 and then to Senior Vice President – Foodservice Operations (West) in July 2012.



Age: **50**
Executive Officer since:
*March 2020*

## J. CHRIS JASPER

**Biography:**

Mr. Jasper has served as Senior Vice President and President, U.S. Broadline Foodservice Operations since March 2020. Previously, he served as Market President, Midwest from April 2018 to March 2020, President, Sysco Arizona from 2013 to April 2018, and Executive Vice President of Sysco Kansas City from 2012 to 2013. Mr. Jasper joined Sysco Arizona in 1995 as a marketing associate and then advanced through leadership positions of increasing responsibility, including District Sales Manager, Regional Sales Manager, and Vice President, Sales, before being promoted to Vice President, Sales and Marketing in 2011. He holds an undergraduate degree in Political Science from Arizona State University.



Age: **46**
Executive Officer since:
*February 2019*

## EVE M. MCFADDEN

**Biography:**

Ms. McFadden serves as Sysco's Senior Vice President, Legal, General Counsel & Corporate Secretary with responsibility over the company's legal, compliance, ethics, enterprise risk management, and environmental health and safety functions. Ms. McFadden began her career at Sysco as Corporate Counsel – Employment and held various positions in the legal department prior to her promotion to VP, Legal, General Counsel & Corporate Secretary in February 2019. From December 2007 to December 2008, Ms. McFadden worked for ABM Industries Incorporated, a facility management company, as Assistant General Counsel. Ms. McFadden also worked as an Associate for the law firm Littler Mendelson, P.C. from October 2003 to December 2007 and began her law career as an Associate for Karr Tuttle Campbell in Seattle, Washington. Ms. McFadden graduated with honors from the University of Texas School of Law and holds an undergraduate degree in Political Science from the University of Washington.



Age: **57**

## TIM ØRTING JØRGENSEN

**Biography:**

Mr. Ørting served as Sysco's Executive Vice President and President – International Foodservice Operations from January 2021 until May 2022. Prior to joining Sysco, Mr. Ørting served as Executive Vice President International for Arla Foods from July 2016 to December 2020. Mr. Ørting began his career at Arla Foods in 1991, serving in roles of increasing responsibility, including as Executive Vice President CCE Consumer Central Europe from January 2012 to July 2016, Executive Vice President and Head of Business Group Consumer International from May 2007 to January 2012, and Divisional Director of Arla Foods Denmark from October 2005 to May 2007. Mr. Ørting attended Copenhagen Business School, where he earned a Masters of Science in Business Administration, specializing in international strategy and marketing, and he studied at the Camara de Comercio de Madrid and the London Business School. In addition, Mr. Ørting served as a Lieutenant in the Danish Army.



Age: **55**
Executive Officer since:
*January 2021*

## THOMAS R. PECK, JR.

**Biography:**

Mr. Peck has served as Sysco's Executive Vice President & Chief Information and Digital Officer since January 2021. Prior to joining Sysco, Mr. Peck served as Executive Vice President, Chief Information and Digital Officer for Ingram Micro Inc. from March 2018 to December 2020. He previously served as Senior Vice President and Global Chief Information Officer of AECOM, a global infrastructure consulting firm, from September 2012 to March 2018 and Global Leader Procurement and Travel of AECOM from May 2014 to March 2017. Prior to joining AECOM, Mr. Peck held several senior level positions with Levi Strauss & Company from September 2008 to September 2012, MGM Resorts (formerly MGM MIRAGE) from March 2006 to August 2008 and General Electric Company from August 1998 to March 2006. Mr. Peck began his career as an officer of the United States Marine Corps. Mr. Peck holds a Master of Science in Management from the Naval Postgraduate School and a Bachelor of Science in Economics from the United States Naval Academy. In addition, Mr. Peck was inducted into the CIO Hall of Fame in 2015.



Age: **52**
Executive Officer since:
*August 2022*

## PAULO PEEREBOOM

**Biography:**

Mr. Peereboom has served as Sysco's Executive Vice President, Foodservice Operations – International since August 2022. Previously, he served as Chief Executive Officer of Makro Cash & Carry The Netherlands B.V., a subsidiary of Metro AG, a leading international wholesale company with food and non-food assortments, since January 2018. Mr. Peereboom previously served as Chief Operating Officer, Chief Supply Chain Officer, Chief Merchandise Officer and Executive Board Member for Pick n Pay Retailers, a sub-Saharan Food & Fashion Retailer, from January 2014 to January 2018. Prior to his appointment with PnP, Mr. Peereboom served in various executive leadership roles of increasing responsibility at Koninklijke Ahold Delhaize N.V. ("Royal Ahold"), a Dutch multinational retail and wholesaling company, including Senior Vice President Simplicity, from September 2012 to January 2014 and Senior Vice President Store Operations from March 2011 to January 2014, Vice President, Commerce from September 2008 to March 2011, General Manager from February 2006 to September 2008 and Vice President Central Sourcing/Logistics & Supply Chain Baltics from September 2003 to February 2006. He also served as Marketing Logistics Manager with Mars Inc from June 2002 to September 2003. Mr. Peereboom began his career with Jerónimo Martins, a subsidiary of Royal Ahold, as Supply Chain Director from February 2000 to May 2002 and Senior Supply Chain Manager from March 1998 to February 2000. Mr. Peereboom holds a business administration degree from the University Institute of Lisbon and a business informatics degree from the Hogeschool voor Economische Studies in Amsterdam (Amsterdam Business School).



Age: **57**
Executive Officer since:
*May 2021*

## RONALD L. PHILLIPS

**Biography:**

Mr. Phillips has served as Sysco's Executive Vice President and Chief Human Resources Officer since May 2021. Prior to joining Sysco, Mr. Phillips served as Senior Vice President, Human Resources, Retail, Omnicare and Enterprise Modernization for CVS Health Corporation, a premier health innovation company, from October 2018 to April 2021. He previously served as Chief People Officer for Carnival Cruise Line from October 2015 to October 2018 and Chief Human Resources Officer for New York Presbyterian Hospital System from September 2013 to September 2015. Prior to joining New York Presbyterian, Mr. Phillips joined Comcast Corporation and served in various roles of increasing responsibility, including as Senior Vice President of Human Resources from October 2009 to November 2012, Divisional Vice President of Human Resources from March 2007 to October 2009, and Regional Vice President of Human Resources from September 2004 to March 2007. He also served as Senior Human Resources Manager with Ryder System, Inc. from July 2003 to September 2004 and began his career as a Division Director of Human Resources at McDonald's Corporation from May 1997 to July 2003. Mr. Phillips earned a Bachelor of Arts degree in Sociology and Administration of Justice from Virginia State University and a J.D. from the University of Richmond School of Law.



Age: **55**
Executive Officer since:
*March 2020*

## CATHY MARIE ROBINSON

**Biography:**

Ms. Robinson has served as Sysco's Executive Vice President and Chief Supply Chain Officer since March 2020. Previously she served as Senior Vice President, Chief Operations and Transformation Officer with Capri Holding Limited, the parent holding company of Michael Kors, Versace and Jimmy Choo and from May 2014 to December 2018 served as Senior Vice President, Corporate Strategy & COO for Michael Kors Holdings Limited. Ms. Robinson's previous roles include Senior Vice President, Chief Logistics Officer at ToysRUs from April 2012 to April 2014; Senior Vice President, Supply, Logistics and Customer Experience at The Great Atlantic & Pacific Tea Company from December 2010 to March 2012; Senior Vice President, Supply Chain at Smart & Final Stores, LLC from July 2005 to November 2010; Regional Director at ToysRUs from July 2003 to June 2005; and Regional Vice President, Logistics at Wal-Mart Stores, Inc. from January 1993 to April 2003. She began her career as a Logistics Officer for the U.S. Army and holds an undergraduate degree in communications from the University of Alabama and a masters degree in leadership and organizational studies from Azusa Pacific University.



Age: **62**
Executive Officer since:
*October 2020*

## JUDITH S. SANSONE

**Biography:**

Ms. Sansone has served as Sysco's Executive Vice President and Chief Commercial Officer since October 2020. She also owned Consultgenix, LLC, a consulting firm, and served as a consultant for Sysco from May 2020 until October 2020. Previously, she served as Senior Vice President, Front Store Business/Chief Merchant for CVS Health Corporation (CVS Health) from September 2012 to May 2020, responsible for strategy and business development of the Retail Business, Front Store Merchandising, Pricing and Promotion, Loyalty and Personalization, Store Formats and Design, Store Brands and Health Services. Ms. Sansone joined CVS Pharmacy, a subsidiary of CVS Health, in 1977, serving in a variety of retail and merchandising roles of increasing responsibility, culminating with her role as Chief Merchandising at CVS Health. Ms. Sansone holds an associate degree from Holyoke Community College.



Age: **50**
Executive Officer since:
*September 2022*

## SCOTT B. STONE

**Biography:**

Mr. Stone has served as Sysco's Vice President, Financial Reporting since July 2011 and as Interim Chief Accounting Officer since September 2022. He oversees the Company's Financial Reporting, Financial Policies and Internal Controls, and Shared Service Accounting teams. Prior to joining Sysco in April 2006, Mr. Stone had served as a Senior Manager of Deloitte & Touche, LLP, a public accounting firm, from September 1996 to March 2006, where he oversaw multiple audit teams of public companies. Mr. Stone holds a Bachelor's of Business Administration and a Master of Science in Accounting from Texas A&M University and is a Certified Public Accountant licensed in the State of Texas.

# MANAGEMENT DEVELOPMENT AND SUCCESSION PLANNING

On an ongoing basis, the Board plans for succession to the position of CEO and other key management positions. The Governance Committee is responsible for reviewing and recommending to the Board all key management appointments at or above senior vice president. To assist the Board, the CEO periodically assesses the senior executives and their potential to succeed to the position of CEO, and provides the Board with an assessment of potential successors to other key positions. On an annual basis, the Board and the CLD Committee engage in discussions with management regarding increasing the diversity of Sysco's executive management team. Management development and succession planning remained top priorities of executive management and the Board during fiscal 2022.

# STOCK OWNERSHIP

## SECURITY OWNERSHIP OF OFFICERS AND DIRECTORS

The following table sets forth certain information with respect to the beneficial ownership of Sysco's Common Stock, as of September 19, 2022, by (i) each current director and director nominee, (ii) each NEO (as defined under "Compensation Discussion and Analysis"), and (iii) all current directors and executive officers as a group. Unless otherwise indicated, each stockholder identified in the table has sole voting and investment power with respect to his or her shares. Fractional shares have been rounded to the nearest whole share.

| | Shares of Common Stock Owned Directly | Shares of Common Stock Owned Indirectly | Shares of Common Stock Underlying Options[1] | Shares of Common Stock Underlying Restricted Stock Units[2] | Total Shares of Common Stock Beneficially Owned[1][2] | Percent of Outstanding Shares[3] |
|---|---|---|---|---|---|---|
| Aaron E. Alt | 22,474 | — | 28,410 | 4,544 | 55,428 | * |
| Greg D. Bertrand | 40,665 | 5,066[5] | 321,107 | 6,953 | 373,791 | * |
| Daniel J. Brutto | 25,573[4] | — | — | — | 25,573 | * |
| Ali Dibadj | 594[4] | — | — | — | 594 | * |
| Larry C. Glasscock | 79,276[4] | — | — | — | 79,276 | * |
| Jill M. Golder | — | — | — | — | — | * |
| Bradley M. Halverson | 20,600[4] | — | — | — | 20,600 | * |
| John M. Hinshaw | 14,074[4] | — | — | — | 14,074 | * |
| Kevin P. Hourican | 249,085 | — | 818,744 | 31,238 | 1,099,067 | * |
| Hans-Joachim Koerber | 60,770[4] | — | — | — | 60,770 | * |
| Tim Ørting Jørgensen | — | — | — | — | — | * |
| Alison Kenney Paul | 594[4] | — | — | — | — | * |
| Thomas R. Peck, Jr. | 16,127 | — | 2,254 | 3,465 | 21,846 | * |
| Judith S. Sansone | 18,012 | — | 32,954 | 3,634 | 54,600 | * |
| Edward D. Shirley | 20,999[4] | — | 23,766 | 3,388 | 48,153 | * |
| Sheila G. Talton | 12,021[4] | — | — | — | 12,021 | * |
| All Directors and Executive Officers as a Group (22) Persons) | 679,774[6] | 9,254[7] | 1,417,154[8] | 71,408[9] | 2,177,590[6][7][8][9] | 0.43% |

(*)  Less than 1% of outstanding shares.

(1)  Includes shares underlying options that are presently exercisable or will become exercisable within 60 days after September 19, 2022. Shares subject to options that are presently exercisable or will become exercisable within 60 days after September 19, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for purposes of computing the percentage ownership of any other persons.

(2)  Shares underlying RSUs will vest and settle within 60 days after September 19, 2022 and are deemed outstanding for purposes of computing the percentage ownership of the person holding such RSUs, but are not deemed outstanding for purposes of computing the percentage ownership of any other persons. It is expected that approximately one-third of the shares underlying these RSUs will be withheld to pay taxes related to the RSUs as they vest and settle.

(3)  Applicable percentage of beneficial ownership at September 19, 2022 is based on 506,757,911 shares outstanding.

(4)  Includes shares that were elected to be received in lieu of non-employee director retainer fees during the first half of calendar 2022 under the Sysco Corporation 2018 Omnibus Incentive Plan. For Mr. Brutto, this includes 339 shares; for Mr. Dibadj this includes 594 shares; for Mr. Glasscock, this includes 414 shares; for Mr. Halverson, this includes 148 shares; for Dr. Koerber, this includes 296 shares; for Ms. Paul this includes 594 shares; and for Mr. Shirley this includes 594 shares. Unless the director has chosen to defer the shares under the Sysco Corporation 2009 Board of Directors Stock Deferral Plan, these shares will be issued on December 31, 2022 or within 60 days after a non-employee director ceases to be a director, whichever occurs first. Directors may choose to defer receipt of these shares related to director retainer fees, as well as shares awarded pursuant to restricted stock grants, and these deferred amounts are also included in this line item. To the extent cash dividends are paid on our Common Stock, each non-employee director also receives the equivalent amount of the cash dividend credited to his or her account with respect to all deferred restricted stock awards, and all elected shares that are deferred. The number of shares in each non-employee director's deferred stock account, including related dividend equivalents, is as follows: Mr. Brutto (5,918), Mr. Dibadj (none); Mr. Glasscock (78,820); Ms. Golder (none); Mr. Halverson (none), Mr. Hinshaw (14,044), Dr. Koerber (2,469), Ms. Paul (none); Mr. Shirley (none), and Ms. Talton (12,021). If the director has chosen to defer the receipt of any shares, such shares will be credited to the director's account under the 2009 Board of Directors Stock Deferral Plan and issued on the earliest to occur of the "in-service" distribution date elected by the director (which will be at least one year following the end of the plan year in which the shares would otherwise have been distributed to the director), the death of the director, the date on which the director ceases to be a director of the Company, a change of control of Sysco, or the date on which the director applies and qualifies for a hardship withdrawal. Deferred shares are deemed outstanding for purposes of computing the percentage ownership of the persons holding such shares, but are not deemed outstanding for purposes of computing the percentage ownership of any other persons.

(5)  These shares are held by Mr. Bertrand's children.

(6)  Includes an aggregate of 98,910 shares directly owned by the current executive officers other than the named executive officers.

(7)  Includes 4,188 shares indirectly owned by the current executive officers other than the named executive officers.

(8)  Includes an aggregate of 189,919 shares underlying options that are presently exercisable or will become exercisable within 60 days after September 19, 2022 held by the current executive officers other than the named executive officers.

(9)  Includes an aggregate of 18,186 shares underlying restricted stock units that are presently exercisable or will become exercisable within 60 days after September 19, 2022 held by the current executive officers other than the named executive officers.

# SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information concerning beneficial ownership of our Common Stock by persons or groups known to us to be beneficial owners of more than 5% of our Common Stock outstanding as of September 19, 2022. The applicable percentage of beneficial ownership is based on 506,757,911 shares outstanding as of September 19, 2022.

| | Total Shares of Common Stock Beneficially Owned | Percent of Outstanding Shares |
|---|---|---|
| **The Vanguard Group and certain affiliates**[1] | 44,993,172 | 8.88% |
| **Wellington Management Group and certain affiliates**[2] | 31,914,930 | 6.30% |
| **BlackRock, Inc. and certain affiliates**[3] | 31,519,869 | 6.22% |

(1)  This information is based on a Schedule 13G/A filed on February 10, 2022 by The Vanguard Group ("Vanguard"). According to the Schedule 13G/A, Vanguard has the sole power to vote, or to direct the vote of, 0 shares of Common Stock, the sole power to dispose, or to direct the disposition of 42,830,619 shares of Common Stock, the shared power to vote, or to direct the vote of, 869,711 shares of Common Stock, and the shared power to dispose, or to direct the disposition of, 2,162,553 shares of Common Stock. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(2)  This information is based on a Schedule 13G/A filed on February 4, 2022 by Wellington Group Holdings LLP ("Wellington"). According to the Schedule 13G/A, Wellington has the shared power to vote, or to direct the vote of, 29,774,465 shares of Common Stock, and the shared power to dispose, or to direct the disposition of, 31,914,930 shares of Common Stock. The address for Wellington is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(3)  This information is based on a Schedule 13G/A filed on February 1, 2022 by BlackRock, Inc. ("BlackRock"). According to the Schedule 13G/A, BlackRock has the sole power to vote, or to direct the vote of, 26,841,940 shares of Common Stock, and the sole power to dispose, or to direct the disposition of, all 31,519,869 shares of Common Stock reported in the table above. The address for BlackRock is BlackRock, Inc. 55 East 52nd Street, New York, NY 10055.

# DELINQUENT SECTION 16(A) REPORTS

Pursuant to Section 16(a) of the Exchange Act and the rules issued thereunder, our executive officers and directors and any persons holding more than 10% of our Common Stock are required to file with the SEC and the NYSE reports of initial ownership and changes in ownership of our Common Stock. To our knowledge, no person beneficially owns more than 10% of our Common Stock. Copies of the Section 16 reports filed by our directors and executive officers are required to be furnished to us. Based solely on our review of the copies of the reports furnished to us, or written representations that no reports were required, we believe that, during fiscal 2022, all of our executive officers and directors complied with the Section 16(a) requirements, except that, due to an inadvertent administrative error on the part of our stock plan administrator, a late Form 4 was filed on behalf of Cathy Marie Robinson to report a purchase of Sysco's Common Stock on December 16, 2021 and January 19, 2022 and a late Form 4 was filed on behalf of Judith S. Sansone to report shares withheld for the payment of taxes upon vesting of her restricted stock units on December 1, 2021.

# EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding equity compensation plans as of July 2, 2022.

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 9,634,493 | $62.74 | 45,243,729[1] |
| Equity compensation plans not approved by security holders | — | — | — |
| **TOTAL** | **9,634,493** | **$62.74** | **45,243,729[1]** |

(1) Includes 41,785,243 shares issuable pursuant to our 2018 Omnibus Incentive Plan, of which 13,254,023 shares are eligible to be granted as full value awards, and 3,458,486 shares issuable pursuant to our Employee Stock Purchase Plan as of July 2, 2022. The amount does not reflect the issuance of 206,783 shares in June 2022 pursuant to the completion of the quarterly purchase under our Employee Stock Purchase Plan.

# ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (ITEM 2)

We are seeking a non-binding, advisory vote approving the compensation of our named executive officers, as disclosed in this Proxy Statement, as required by Section 14A and Rule 14a-21(a) of the Securities Exchange Act of 1934. This is commonly referred to as a "Say on Pay" vote because it gives shareholders an opportunity to provide their input regarding our pay practices, and we view this vote as a meaningful opportunity to gauge shareholder approval on an annual basis of our executive compensation programs.

Our executive compensation programs are designed to attract, retain, and incentivize highly talented individuals who are committed to driving Sysco's vision and strategy. We strive to link executives' pay to their performance and their advancement of Sysco's overall performance and business strategies, while also aligning executives' interests with those of our stockholders. We also aim to encourage high-performing executives to drive long-term results and to remain with Sysco over the course of their careers. We believe the amount of compensation for each named executive officer reflects their extensive management experience, continued high performance, and exceptional service to Sysco and our stockholders.

Regardless of the outcome of this "Say on Pay" vote, Sysco welcomes input from its stockholders regarding executive compensation and other matters related to our success. Given the information provided in this proxy statement, the Board of Directors asks you to approve the following advisory resolution:

**RESOLVED,** that the compensation paid to our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby **APPROVED**.

## Board Recommendation

 The Board of Directors unanimously recommends a vote "**FOR**" the approval of the compensation paid to Sysco's named executive officers.

# COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis focuses on how our executive officers listed in the Summary Compensation Table (our "NEOs") were compensated for fiscal year 2022 (July 4, 2021 through July 2, 2022) and how their fiscal year 2022 compensation aligned with our pay for performance philosophy. For fiscal year 2022, our NEOs were:


**Kevin P. Hourican**
President and Chief Executive Officer


**Aaron E. Alt**
Executive Vice President and Chief Financial Officer


**Greg D. Bertrand**
Executive Vice President, U.S. Foodservice Operations


**Tim Ørting Jørgensen***
Former Executive Vice President and President, Foodservice Operations, International


**Thomas R. Peck, Jr.**
Executive Vice President, Chief Information and Digital Officer


**Judith S. Sansone**
Executive Vice President and Chief Commercial Officer

*\* Mr. Ørting resigned effective May 3, 2022.*

# EXECUTIVE SUMMARY

The primary objective of our executive compensation programs is to link executives' pay to their performance and their advancement of our annual and long-term business strategies. We also believe the amount of compensation paid to the NEOs reflects their extensive management experience, high performance, and exceptional service to Sysco and our stockholders. We believe our compensation strategies have been effective in attracting executive talent and promoting performance and retention.

## Key Business Results

Our fiscal year 2022 financial results were strong, reflecting growth in sales, effective management of inflation and improved profitability. We are proud to have been able to achieve these financial results even though there have been a number of unanticipated challenges, including a shortage of qualified labor and increases in labor costs, continued economic uncertainty from the COVID-19 pandemic, increases in fuel costs, and changes in consumer eating habits.

We achieved an all-time record for annual sales of $68.6 billion and grew our business more than 1.3 times the industry, which exceeded our stated goal of 1.2 times the industry. We continue to benefit from the scale of our operations, our diversification as the industry leader across customer types, product categories and geographies and our strong balance sheet. While investing heavily against our long-term growth through organic and inorganic efforts, we also returned $1.5 billion to shareholders, through $500 million of share repurchases and $959 million of dividend payments.



| SALES INCREASED **33.8%** TO $68.6 BILLION | GROSS PROFIT INCREASED **31.7%** TO $12.3 BILLION | OPERATING INCOME INCREASED **62.7%** TO $2.3 BILLION | ADJUSTED EBITDA[1] INCREASED **54.4%** TO $3.3 BILLION |
|---|---|---|---|

*(1)  Adjusted EBITDA represents a non-GAAP measure, see reconciliation in Annex I - Non-GAAP Reconciliations.*

## Say on Pay – Stockholder Feedback

At last year's Annual Meeting, 61.55% of the shares that voted with respect to our "Say on Pay" proposal (excluding abstentions) voted "FOR" the proposal. This was a disappointing outcome after several years of substantial stockholder support of our pay for performance philosophy.

Historical Say on Pay Votes
96.5%
96.2%
96.1%
88.7%
61.55%
2017
2018
2019
2020
2021



During fiscal year 2022, we continued our stockholder engagement and met with stockholders that represented approximately 43% of our outstanding shares. Our discussions primarily centered around feedback on "Say on Pay," but included collaborative discussions about our executive compensation programs, human capital management and Board composition. Specifically, the stockholders shared their preference for clear, quantifiable pre-established metrics tied to our stated financial goals and were focused on our intention to incorporate ESG metrics into our executive compensation programs. Stockholders did not share any lingering concerns following our 2021 "Say on Pay" vote. We are committed to continuing the dialogue with stockholders regarding our compensation philosophy and practices and considered the Say on Pay vote results and investor feedback in the context of designing our executive compensation programs for fiscal year 2023.

The key changes made to fiscal year 2023 executive compensation programs, are as follows:

- The Compensation and Leadership Development Committee of the Board of Directors of Sysco Corporation (the "CLD Committee") does not intend to make special (one-time) awards to our NEOs outside of our ongoing annual incentive programs except in connection with new hires and promotions
- Return to an annual cash-based incentive plan ('AIP") from our bifurcated short-term incentive plan ("STIP")
- Increase prevalence of financial measures representing 60% of the AIP opportunity
- Removal of operational measures from the AIP
- Inclusion of an ESG metric, including gender representation, diverse recruiting and carbon reduction representing 10% of the AIP opportunity



| FY21 | | FY22 | | FY23 |
|---|---|---|---|---|
| Bifurcated Performance Period | | Bifurcated Performance Period | | Annual Performance Period |
| 1H21 | 2H21 | 1H22 | 2H22 | |
| | | 30% Financial Measures | 40% Financial Measures | 60% Financial Measures |
| 50% Operational Measures | 50% Operational Measures | 20% Operational Measures | 20% Operational Measures | 10% ESG SBOs |
| 50% SBOs | 50% SBOs | Recipe for Growth 50% SBOs | Recipe for Growth 40% SBOs | Recipe for Growth 30% SBOs |

In addition to our annual "Say on Pay" vote and our stockholder engagement efforts, stockholders are invited to express their views to the CLD Committee as described above under the heading "Board Composition—How to Contact the Board."

# Our Executive Compensation Best Practices

We have strong executive compensation practices that are regularly reviewed as a result of stockholder engagement, recommendations by our independent compensation consultant and evolving pay for performance best practices.

**WHAT WE DO**

✓ **Pay for performance** – Link a significant percentage of total compensation to individual and company-wide performance—aligning annual and long-term incentive ("LTI") awards with performance-based metrics.

✓ **Annual "Say on Pay"** – Seek an advisory vote from stockholders on our executive compensation programs on an annual basis.

✓ **Risk assessment** – A risk assessment of our executive compensation programs is performed on an annual basis to identify plans or practices that may encourage employees to take unnecessary or excessive risk.

✓ **Independent compensation consultant** – The CLD Committee selects and engages its own independent compensation consultant to advise on our executive compensation practices.

✓ **Clawback policy** – The CLD Committee has authority to recoup or cancel annual and LTI awards, paid or payable, to NEOs for financial restatement or misconduct as described in the "Executive Compensation Clawbacks" section below.

✓ **Double trigger change-in-control** – LTI awards include a double-trigger that requires both a change in control and an involuntary termination within 24 months for awards to vest.

✓ **Stock ownership guidelines** – Require stock ownership equal to 7x base salary for CEO, 4x base salary for executive vice presidents, 2x base salary for senior vice presidents and 5x annual cash retainer for our directors.

✓ **Review share utilization** – Evaluate overhang levels (i.e., the dilutive impact of equity compensation on our stockholders) and annual run rates (i.e., the aggregate shares awarded as a percentage of total outstanding shares).

✓ **Limited trading windows** – Require our NEOs to conduct all transactions in shares of Sysco Common Stock through pre-approved Rule 10b5-1 trading plans.

✓ **Seek Stockholder Input** – Regularly communicate with our stockholders and consider their input when designing and implementing executive compensation programs.

**WHAT WE DON'T DO**

✗ No stock option reloading.

✗ No repricing of underwater stock options.

✗ No tax gross-ups for financial planning or loss on sale of home in connection with a relocation.

✗ No excise tax gross-ups upon a change in control.

✗ No unearned dividends paid. Pay dividend equivalents on our Performance Share Units ('PSUs") and Restricted Stock Units ("RSUs") only if and when the underlying awards are earned and delivered.

✗ No excessive perqusites.

✗ No stock hedging or pledging by our NEOs, directors, or other specified "insiders."

# PHILOSOPHY OF OUR EXECUTIVE COMPENSATION PROGRAM

Our executive compensation philosophy is focused on attracting, retaining, and incentivizing highly talented individuals who are committed to driving Sysco's vision and strategy. Our executive compensation programs are designed to directly link executives' pay to their performance and to align executives' interests with those of our stockholders. These programs deliver highly competitive compensation for superior company performance. Likewise, when our performance falls short of expectations, the executive compensation programs deliver lower levels of compensation. However, the CLD Committee tries to balance pay-for-performance objectives with retention considerations, so that, even during temporary downturns in the economy and the foodservice industry, the programs continue to ensure that qualified, successful, performance-driven employees stay committed to increasing our long-term value. Furthermore, to attract, retain, and incentivize highly skilled management, our executive compensation programs must remain competitive with those of comparable employers who compete with us for talent.

## Pay for Performance – Fiscal Year 2022

In July 2021, the CLD Committee established the executive compensation program for fiscal year 2022. The continuing uncertainties in our business arising from the impact of the COVID-19 pandemic made it impracticable to establish realistic financial goals for a full 12-month period. In light of these extraordinary circumstances, the CLD Committee adopted a transitional approach to executive compensation for fiscal year 2022, similar to the approach used in fiscal year 2021, recognizing that Sysco's historical management incentive pay practices were ill-suited to the uncertain market environment, especially for the STIP.

**Short-Term Incentive Program:** The STIP for fiscal year 2022, was divided into two, six-month performance periods. A portion of the incentive opportunity for each six-month performance period was tied to financial, operational, and strategic business objectives ("SBOs"), which differed from the annual incentives awarded in previous fiscal years.

**Long-Term Incentive Program:** LTI awards included a mix of: (i) PSUs with a three-year performance period aligned with the achievement of targeted market share growth in U.S. markets (measured by total U.S. sales) and earnings per share; (ii) stock options; and (iii) RSUs.

Semler Brossy, the independent compensation consultant engaged by the CLD Committee, confirmed that a transitional approach was reasonable in light of (i) the continued uncertainty in our markets during fiscal year 2022 and (ii) the use of largely objective measures to evaluate non-financial operational performance and SBOs during the fiscal year.

| Pay Element | Description | FY2022 Performance Process |
|---|---|---|
| **Base Salary** | Cash | A fixed, competitive base of cash compensation |
| **Short-Term Incentive Program** | 1H22 Cash award<br>  50% of STIP opportunity | 50% Performance Objectives<br>50% Recipe for Growth SBOs |
| | 2H22 Cash award<br>  50% of STIP opportunity | 60% Performance Objectives<br>40% Recipe for Growth SBOs |
| **Long-Term Incentive Program** | Performance Share Units<br>  50% of LTI opportunity | 50% Market Share Growth<br>50% Earnings per Share<br>+/- 25% TSR modifier vs. S&P 500 |
| | Stock Options<br>  30% of LTI opportunity | Options only have value if operating performance results in stock price appreciation |
| | Restricted Stock Units<br>  20% of LTI opportunity | Strengthens retention over relevant time periods to help ensure consistency and execution of long-term strategies |

# HOW EXECUTIVE PAY IS ESTABLISHED

The CLD Committee, in consultation with Semler Brossy, focuses on ensuring that our executive compensation programs reinforce our pay for performance philosophy and enhance stockholder value. The CLD Committee has determined that Semler Brossy is independent from Sysco and that no conflicts of interest exist related to their services provided to the CLD Committee. Other than with respect to Semler Brossy's role in advising the CLD Committee and advising the Governance Committee with respect to non-employee director compensation, Semler Brossy did not perform any other services for Sysco. Semler Brossy is an independent consultant with responsibility for reporting directly and exclusively to the CLD Committee and the Governance Committee. Additionally, Semler Brossy has policies and procedures in place to prevent conflicts of interest. The fees Semler Brossy received from Sysco during fiscal year 2022 represented less than 2% of their total revenues.

In developing Sysco's pay for performance policies, the CLD Committee, in collaboration with Semler Brossy and members of our Human Resources Department, evaluate base salaries, annual bonuses and long-term incentive awards compared to an executive compensation peer group, as discussed below.

# CLD Committee Oversight

The CLD Committee, consisting solely of independent directors, has been delegated broad authority to oversee our executive compensation programs. The CLD Committee determines and approves all compensation of the CEO and other senior officers, including the NEOs. The CLD Committee is authorized to approve all grants of cash and equity awards under the Sysco Corporation 2018 Omnibus Incentive Plan. Further information regarding the CLD Committee's responsibilities

is found under "Corporate Governance – Board Committees" and in the CLD Committee's Charter, available on the Sysco website at www.sysco.com under "Investors — Corporate Governance — Board of Directors & Committee Composition."

As summarized below, the CLD Committee has several resources it considers in making decisions related to executive compensation.

**CLD Committee Resources**

| | |
|---|---|
| **Independent Committee Consultant** | Semler Brossy provides the CLD Committee with independent advice in evaluating our executive compensation programs and policies, and, where appropriate, assists with the redesign and enhancement of elements of the programs. Representatives from Semler Brossy attended five CLD Committee meetings during fiscal year 2022. The CLD Committee consulted Semler Brossy for all executive compensation decisions made for fiscal year 2022 and fiscal year 2023, including peer group composition, short-term and long-term incentive plan designs, and Semler Brossy provided market data on CEO and other NEO compensation.<br><br>More specifically, Semler Brossy:<br>● Reviewed the continuing appropriateness of the peer group described below under "Executive Compensation Peer Group;"<br>● Prepared executive compensation studies in June 2021 and June 2022, which included a comparison of base salaries and estimated total direct compensation for the NEOs relative to the peer group;<br>● Conducted a pay-for-performance analysis, comparing the relationship between actual realizable pay for the NEOs and our total shareholder return to that of the peer group; and<br>● Compared our aggregate equity usage to the peer group. |
| **Sysco's Human Resources Department** | Sysco's Executive Vice President and Chief Human Resources Officer and the Human Resources Department ("HR") provide additional analysis and guidance related to NEO compensation, as requested by the CLD Committee, including the following:<br>● Assisting the CEO in making preliminary recommendations of base salary ranges, short-term and long-term incentive program design, and target award levels for the NEOs and eligible employees;<br>● Providing the CLD Committee with anticipated payment levels of annual and long-term incentive awards throughout the fiscal year based on projections relative to the performance measures; and<br>● Furnishing comparison data on the internal equity of the compensation awarded within Sysco. |
| **CEO** | The CEO makes recommendations to the CLD Committee of base salary and annual and long-term incentive award opportunities for the NEOs. The CEO also provides initial recommendations on metrics and goals for the AIP performance targets for the CLD Committee to consider. The CLD Committee reviews, discusses, modifies and approves, as appropriate, these compensation recommendations. The CEO has no role in determining his own compensation. |

# Determining NEO Compensation

In developing NEO compensation recommendations for the CLD Committee, Semler Brossy conducts a benchmarking analysis and aligns its recommendations with the philosophy and core principles of our executive compensation programs. With input from Semler Brossy, HR and the CEO, the CLD Committee determines each element of compensation for the NEOs, except the CEO.

The CLD Committee, in executive session, with input from Semler Brossy, annually determines and approves each element of compensation for the CEO. The CEO is not involved in, nor present, during discussions related to his own compensation.

# Executive Compensation Peer Group

The CLD Committee concluded, with input from Semler Brossy, that comparable companies with respect to executive compensation, include: (i) two U.S. public company foodservice distribution competitors, and (ii) companies in other industries whose business size and complexity are similar to ours and with which we compete for top executive talent. In particular, we look at companies in the logistics and distribution, consumer products, and retail sectors.

The CLD Committee regularly evaluates the peer group for appropriateness, applying revenue, market capitalization, and earnings before interest and taxes as the primary criteria. Following this evaluation, the CLD Committee determined that the following companies would constitute the peer group for benchmarking executive compensation decisions for fiscal year 2022 and fiscal year 2023. We refer to these companies as our "peer group" throughout this proxy statement.

**Fiscal Year 2022 and Fiscal Year 2023 Peer Group**

| | | | |
|---|---|---|---|
| ● Aramark | ● Dollar Tree, Inc. | ● Lowe's Cos. Inc. | ● United Parcel Service Inc. |
| ● Archer Daniels Midland Company | ● FedEx Corp. | ● Performance Food Group | ● US Foods Holding Corp. |
| ● Bunge Limited | ● Kimberly-Clark Corporation | ● Target Corp. | ● Walgreens Boots Alliance, Inc. |
| ● Costco Wholesale Corp. | ● The Kroger Co. | ● Tyson Foods, Inc. | |

The CLD Committee references the median of the peer group when making executive compensation decisions, but does not target any specific positioning relative to market for any element of compensation. Rather, the CLD Committee considers each NEO's role, experience, and current and expected contributions, among other factors, when determining target performance levels for each element of compensation, as well as total compensation.

# WHAT WE PAID

## Base Salary

Base salaries are generally set at or below market-rate levels, but they may be adjusted because of merit, job responsibilities, management experience, internal pay equity, individual contributions, and/or current base salary. The table below shows the annualized salaries of each NEO for fiscal years 2021, 2022, and 2023, respectively.

| Named Executive Officer[1] | FY21 Base Salary[2] | FY22 Base Salary[3] | FY23 Base Salary[4] |
|---|---|---|---|
| **Kevin P. Hourican** | $ 1,300,000 | $ 1,300,000 | $ 1,300,000 |
| **Aaron E. Alt** | 775,000 | 794,400 | 818,206 |
| **Greg D. Bertrand** | 678,300 | 702,000 | 760,000 |
| **Thomas R. Peck, Jr.** | 650,000 | 666,300 | 682,906 |
| **Judith S. Sansone** | 650,000 | 666,300 | 686,238 |

(1) The table omits Mr. Ørting, who resigned effective May 3, 2022.

(2) Base salary effective September 1, 2020.

(3) Base salary effective August 29, 2021.

(4) Base salary effective August 28, 2022. The base salary increase for Mr. Bertrand for fiscal year 2023 reflects his expanded responsibilities.

## Short-Term Incentive Plan

We believe in a pay for performance philosophy, and desire to implement a performance-based culture. Pursuant to the Sysco Corporation 2018 Omnibus Incentive Plan, the CLD Committee Is authorized to approve incentive awards to NEOs and other employees to motivate them in achieving key performance-based metrics. The short-term, cash-based incentive program for fiscal year 2022 (the "FY22 STIP"), was designed to provide an opportunity to receive cash compensation tied to pre-established financial measures, operational measures and certain SBOs to encourage teamwork and create an environment where employees are rewarded if Sysco achieves or exceeds pre-determined performance criteria. The operational measures and SBOs aligned to our Recipe for Growth strategic commitments and milestones. The incentive ranges (as a percentage of base salary) are designed to provide market competitive payouts for the achievement of threshold, target and maximum performance goals. The FY22 STIP was also designed to reward employees for achieving and exceeding individual performance criteria.

On account of the rapidly changing business climate due to the impact of the COVID-19 pandemic on the foodservice industry, we divided the FY22 STIP into two performance periods: July 4, 2021, to January 1, 2022 ("1H22") and January 2, 2022, to July 2, 2022 ("2H22"), which was necessary given that financial performance metrics had become less predictable. Each performance period was independent of the other period, so that if Sysco performed extremely well (or poorly) in one performance period, the other performance period would not be affected. This gave the CLD Committee the ability to set performance goals for 2H22 depending on the state of the COVID-19 pandemic and to shift the focus to financial metrics if we were able to predict realistic and achievable goals, which we did.

Each participating NEO's FY22 STIP incentive opportunity was targeted at a percentage of his or her annual base salary, as shown below, and the resulting incentive payout for an NEO could have been reduced to zero or increased by up to 20% (not to exceed 180% of the STIP target opportunity) based on the NEO's individual performance during fiscal year 2022.

| Named Executive Officer[1] | STIP Target (% of Base Salary) | STIP Target Opportunity[2] |
|---|---|---|
| Kevin P. Hourican | 150% | $ 1,950,000 |
| Aaron E. Alt | 100% | 791,394 |
| Greg D. Bertrand | 125% | 872,985 |
| Timothy R. Peck Jr. | 100% | 663,750 |
| Judith S. Sansone | 100% | 663,750 |

(1)  The table omits Mr. Ørting, who resigned effective May 3, 2022.

(2)  The FY22 STIP Target bonus amounts reflect the target bonus percentage multiplied by the NEOs base salary, pro-rated for merit, as applicable.

## STIP Plan Design and Results – 1H22

In July 2021, the CLD Committee established the following 1H22 financial and operational measures and SBOs. For fiscal year 2022, financial measures were reintroduced as an important component of our STIP, and also included key growth and operational measures. The STIP opportunity for 1H22 was based 50% on financial and operational measures and 50% on SBOs. Each metric for 1H22 had a possible payout between 0% and 150%, depending on Sysco's actual performance relative to the pre-established performance targets. Consequently, in the aggregate, the maximum 1H22 incentive opportunity under the STIP was 150% of an NEO's target opportunity. If performance with respect to any component did not meet the threshold level, a participant did not receive any payment with respect to that component.

| Measure | Metric | Weight |
|---|---|---|
| Financial Measures 30% | Sales revenue | 15% |
|  | Operating income | 15% |
| Operational Measures 20% | Increase in new accounts in the U.S. broadline ("USBL") markets | 5% |
|  | Increase in the number of lines sold to existing USBL accounts | 5% |
|  | Manage our variable operations labor costs ("VOLC") | 5% |
|  | Performance against pre-established operational targets in selected non-U.S. markets | 5% |
| SBOs 50% | Performance with regard to the pre-established SBOs aligned to Recipe for Growth | 50% |

### Financial Measures

The CLD Committee determined that sales revenue and operating income would each represent an equal portion for 1H22. Primarily, sales revenue was selected as the first financial metric since it is the key performance indicator in benchmarking growth and making long-term strategic decisions, including pricing strategies and growth projections. We also decided to use operating income as the second financial metric since it measures the profitability of our business operations and excludes "non-operating" income and expense items that are not part of our core business operations. Below sets out the achievement of threshold, target and maximum performance goals, along with our actual performance. Our results for 1H22 were mixed, but fueled by six months of exceptional market share gains, as our supply chain strength and Recipe for Growth strategy enabled us to prioritize both top-line growth and profitability improvement, while efficiently managing elevated inflation. While we exceeded target performance for sales revenue, we were below target performance for operating income.

| Financial Measures[1] | Weight | Threshold (50% payout) | Target (100% payout) | Maximum (150% payout) | Results | Payout |
|---|---|---|---|---|---|---|
| Sales Revenue | 15% | $25.4 | $29.8 | $34.3 | $32.77 | 133.4% |
| Operating Income | 15% | $1.08 | $1.27 | $1.46 | $ 1.18 | 78.4% |

(1)  Measured in billions of dollars

(2)  Operating income (which is calculated for the STIP on an adjusted basis) represents a non-GAAP measure; see reconciliation in Annex I - Non-GAAP Reconciliations.

## Operational Measures

The CLD Committee, after extensive discussions, determined that the 1H22 operational metrics would focus on: (1) new accounts in USBL markets and the volume of sales to those new USBL accounts; (2) number of lines sold to existing USBL accounts; (3) USBL operations productivity measured by the variable operations labor cost ("VOLC") per piece; and

(4) our performance against various pre-established operational targets in selected non-U.S. markets. The CLD Committee believed at the time it established these operational metrics that they were challenging, but reasonably attainable.

| Operational Measures | Weight | Threshold (50% payout) | Target (100% payout) | Maximum (150% payout) | Results | Payout |
|---|---|---|---|---|---|---|
| New accounts in the USBL markets and the volume of sales to those new USBL accounts[1] | 5% | 9.2 | 10.8 | 12.4 | 12.37 | 145.1% |
| Number of lines sold to existing USBL accounts | 5% | 31.9 | 34.5 | 37.1 | 32.75 | 66.8% |
| USBL operations productivity measured by the VOLC per piece | 5% | 90% of Target | 100% | 110% of Target | 85.1% | 0% |
| International Operations | 5% | See footnote (2) below | | | | 75% |

(1) Measured in millions of accounts.

(2) The 1H22 STIP opportunity with respect to the international operations metric was weighted across our international business units based on the relative sales revenues, and the payout was determined by comparing the performance of each such business unit to its pre-established targets primarily tied to sales volume and/or revenue, selected labor cost measures and other operational efficiency measures.

## Strategic Business Objectives

The CLD Committee established the five SBOs based on our Recipe for Growth. Each SBO represented 10% of the STIP opportunity and was based on our highest strategic and transformational initiatives. The CLD Committee believed that the use of individual SBOs further promoted our pay for performance philosophy, as they were directly linked to our Recipe for Growth strategy.

| Recipe for Growth SBO | Key initiatives | Weight | Payout |
|---|---|---|---|
| **Digital** Enabling digital channel migration through improved eCommerce utilization, new customer acquisition and onboarding, and enhancing the shopping experience. | **Personalization** • Achieve targeted sales and profit for 1H22 • Achieve milestones for the launch of personalization engine and the pilot of Sysco Perks! loyalty program **SHOP Transformation** • Achieve targeted percentage for customer orders placed through our digital shopping platform ("SHOP") • Deliver roadmap of high impact improvements and deliverables for SHOP • Achieve milestones for international implementation of SHOP | 10% | 130% |
| **Products and Solutions** Offering customer focused marketing and Merchandising solutions to increase sales. Introducing cuisine focused go-to-market approach. | **Pricing** • Achieve budgeted sales lift and gross profit for Territory Street • Roll out Periscope pricing system to all USBL regions **Sysco Brand Development** • Achieve targeted performance USBL share of market (local customers) • Develop international strategy and timing for implementation | 10% | 115% |
| **Supply Chain** Serving customers efficiently and consistently with the products they need, when and how they need them. Improved delivery performance and omnichannel inventory management. | **Enhanced Delivery Experience** • Pilot Sysco Perks! loyalty program in certain regions • Expand Sysco Your Way service model to targeted percentage of locations **International** • Achieve target units per hour by end of 1H22 | 10% | 90% |

| | | | |
|---|---|---|---|
| **Customer Teams**<br>Team based selling that leverages Sysco's expertise in specialty categories with a focus on important cuisine segments. | **Sales Transformation**<br>• Deployment of performance management tools<br>• Retain targeted percentage of sales consultants<br>**International**<br>• Develop sales plan in Brakes business: sales force model, compensation, hiring goals, systems support, etc. | 10% | 85% |
| **Future Horizons**<br>Cultivating new channels, segments and capabilities, while being responsible stewards of the company and the planet and funding the investments through cost-out efforts. | **Cost Savings**<br>• Achieve targeted sales cost projections<br>**Mergers and Acquisitions**<br>• Retain targeted percentage of Greco customer accounts after acquisition<br>**Future Growth**<br>• Prioritize strategy, including timing of acquisitions | 10% | 140% |

## STIP Plan Design and Results – 2H22

In November 2021, the CLD Committee established the 2H22 STIP performance objectives. The CLD Committee for 2H22 put more emphasis on financial measures increasing their weight from 30% to 40% and decreasing SBOs from 50% to 40%, while the operational measures were maintained at 20%.

| Measure | Metric | Weight |
|---|---|---|
| **Financial Measures**<br>40% | Sales revenue | 20% |
| | Operating income | 20% |
| **Operational Measures**<br>20% | Increase in new accounts in the USBL markets | 5% |
| | USBL Sysco Brand | 5% |
| | USBL Pieces Per Labor Hour | 5% |
| | Performance against pre-established operational targets in selected non-U.S. markets | 5% |
| **SBOs**<br>40% | Performance with regard to the pre-established SBOs aligned to Recipe for Growth | 40% |

### Financial Measures

We experienced significant sales revenue that exceeded target performance, but operating income was again below target performance.

| Financial Measures[1] | Weight | Threshold (50% payout) | Target (100% payout) | Maximum (150% payout) | Results | Payout |
|---|---|---|---|---|---|---|
| **Sales Revenue** | 20% | $26.85 | $31.58 | $36.32 | $35.86 | 145.1% |
| **Operating Income**[2] | 20% | $1.29 | $ 1.53 | $1.75 | $1.45 | 84.1% |

(1)  Measured in billions of dollars.

(2)  Operating income (which is calculated for the STIP on an adjusted basis) represents a non-GAAP measure; see reconciliation in Annex I - Non-GAAP Reconciliations.

## Operational Measures

The CLD Committee determined that the 2H22 operational measures would focus on: (1) new accounts in USBL markets and the volume of sales to those new USBL accounts; (2) USBL Sysco brand penetration; (3) USBL pieces per labor hour ("PPLH"); and (4) our performance against various pre-established operational targets in selected non-U.S. markets. The CLD Committee believed at the time it established these operational metrics that they were challenging, but reasonably attainable.

We consider Sysco brand penetration to be an important measure that provides useful information to management and stockholders in evaluating the gross profit performance of USBL operations. We offer an assortment of Sysco-branded products that can be differentiated from privately branded products, which enables us to achieve higher gross margin by administering and leveraging a consolidated product procurement program for quality food and non-food products.

| Operational Measures | Weight | Threshold (50% payout) | Target (100% payout) | Maximum (150% payout) | Results | Payout |
|---|---|---|---|---|---|---|
| **New accounts in the USBL markets and the volume of sales to those new USBL accounts**[1] | 5% | 22.84 | 26.87 | 30.90 | 30.28 | 142.2% |
| **USBL Sysco brand penetration** | 5% | 51.86% | 52.86% | 53.86% | 53.13% | 113.6% |
| **USBL pieces per labor hour** | 5% | 28.18 | 33.15 | 38.13 | 28.68 | 55.0% |
| **International Operations** | 5% | | See footnote (2) below | | | 82.7% |

(1)  Measured in millions of accounts.

(2)  The 2H22 STIP opportunity with respect to the international operations metric was weighted across our international business units based on the relative sales revenues, and the payout was determined by comparing the performance of each such business unit to its pre-established targets primarily tied to sales volume and/or revenue, selected labor cost measures and other operational efficiency measures.

## Strategic Business Objectives

The CLD Committee continued using the SBOs based on our Recipe for Growth with each SBO representing 8% of the STIP opportunity in 2H22 compared to 10% each in 1H22.

| Recipe for Growth SBO | Key Initiatives | Weight | Payout |
|---|---|---|---|
| **Digital** Enable digital channel migration through improved eCommerce utilization, new customer acquisition and onboarding, and enhancing the shopping experience. | **Personalization** <br> ● Achieve targeted sales and profit for 2H22 <br> ● Achieve milestones for the launch of personalization engine and the pilot of Sysco Perks! loyalty program <br> **SHOP Transformation** <br> ● Achieve targeted percentage for customer orders placed through SHOP <br> ● Achieve milestones for international implementation of SHOP | 8% | 125% |
| **Products and Solutions** Offering customer focused marketing and Merchandising solutions to increase sales. Introducing cuisine focused go-to-market approach. | **Pricing** <br> ● Achieve budgeted sales lift and gross profit for Territory Street <br> **Sysco Brand Development** <br> ● Achieve targeted cost of goods sold/margin improvement | 8% | 115% |
| **Supply Chain** Serving customers efficiently and consistently with the products they need, when and how they need them. Improved delivery performance and omnichannel inventory management. | **Enhanced Delivery Experience** <br> ● Graduate first class of drivers in Sysco Driver Academy training program <br> ● Pilot six day work week operations model and 'playbook' <br> **International** <br> ● Develop fulfillment strategy to support local independent business expansion <br> ● Improve cases per labor hour productivity | 8% | 105% |

| | | | |
|---|---|---|---|
| **Customer Teams** Team based selling that leverages Sysco's expertise in specialty categories with a focus on important cuisine segments. | **Sales Transformation** <br>● Deployment of performance management tools <br>● Retain targeted percentage of sales consultants <br>**International** <br>● Complete rollout of Greco common assortment worldwide | 8% | 110% |
| **Future Horizons** Cultivating new channels, segments and capabilities, while being responsible stewards of the company and the planet and funding the investments through cost-out efforts. | **Cost Savings** <br>● Achieve targeted sales cost projections <br>**Mergers and Acquisitions** <br>● Successful acquisition of The Coastal Companies <br>**International** <br>● Finalize the investment requirements to scale the International Food Group business model to Europe | 8% | 105% |

## Summary of FY22 STIP Results

The total annual incentive award payment for each NEO under the 2022 STIP was calculated as indicated in the table below.

| Measures | 1H22 Achievement (50% Weighting) | | 2H22 Achievement (50% Weighting) | | FY22 STIP Achievement |
|---|---|---|---|---|---|
| | Weight | Weighted Achievement | Weight | Weighted Achievement | Achievement |
| **Financial Measures** | 30% | 31.8% | 40% | 45.8% | 38.8% |
| **Operational Measures** | 20% | 14.3% | 20% | 19.7% | 17.0% |
| **SBOs** | 50% | 56.0% | 40% | 44.8% | 50.4% |
| **TOTALS** | | **102.1%** | | **110.3%** | **106.2%** |

The FY22 STIP payment for each of the above measures was calculated based on performance as compared to the performance target(s), and paid independently of the other measures. Further, the aggregate payments, if any, earned by an NEO for 1H22 and 2H22 were subject to adjustment based on each NEO's performance with regard to his or her pre-established individual performance objectives for fiscal year 2022.

These adjustments, if any, were determined by the CLD Committee, and ranged from reducing the FY22 STIP payout to zero (for performance significantly below target) to increasing the aggregate payout by 20% (for performance significantly above target). The aggregate adjusted incentive payments for the FY22 STIP are shown below.

| Named Executive Officer[1] | Base Salary | Incentive Target | FY22 Achievement | Individual Modifier | FY22 Bonus Payout |
|---|---|---|---|---|---|
| **Kevin P. Hourican** | $ 1,300,000 | 150% | 106.2% | 1.00 | $ 2,070,900 |
| **Aaron E. Alt** | 791,400 | 100% | 106.2% | 1.00 | 840.583 |
| **Greg D. Bertrand** | 698,400 | 125% | 106.2% | 1.00 | 927,297 |
| **Thomas R. Peck Jr.** | 663,750 | 100% | 106.2% | 1.00 | 705,005 |
| **Judith S. Sansone** | 663,750 | 100% | 106.2% | 1.10[2] | 775,506 |

(1) The table omits Mr. Ørting, who resigned effective May 3, 2022.

(2) Ms. Sansone received a 1.10x individual modifier based on her delivering financial results under selected initiatives that were significantly above target and advancing our category strategy development and strategic pricing efforts.

# Long-term Incentive Plan

## Fiscal 2022 LTI Awards

We deliver a majority of targeted incentive compensation opportunities to NEOs in the form of long-term stock-based incentive compensation to ensure that short-term performance is not rewarded at the expense of long-term performance. This effectively balances the motivation to improve short-term results with the motivation to enhance stockholder value over longer periods of time. The CLD Committee approved long-term incentives under the Sysco Corporation 2018 Omnibus Incentive Plan to certain key employees, including the NEOs (the "Fiscal 2022 LTI"). These long-term incentives were designed to provide competitive, longer-term incentive opportunities that were consistent with our peer group and reflected our overall compensation philosophy of aligning the largest component of their pay with performance and the interests of our stockholders. The Fiscal 2022 LTI consisted of RSUs (20% of target), stock options (30% of target), and PSUs (50% of target) with the target dollar values shown below.



**Fiscal 2022 LTI Components**

20% RSUs
50% PSUs
30% Stock Options

|  | Target LTI Award | Target LTI Award (% of base salary) | Target RSUs | Target Stock Options | Target PSUs |
|---|---|---|---|---|---|
| **Kevin P. Hourican** | $ 10,000,000 | 769% | $ 2,000,000 | $ 3,000,000 | $ 5,000,000 |
| **Aaron E. Alt** | 2,581,719 | 325% | 516,344 | 774,516 | 1,290,859 |
| **Greg D. Bertrand** | 2,281,632 | 325% | 456,326 | 684,489 | 1,140,816 |
| **Thomas R. Peck Jr.** | 1,998,750 | 300% | 399,750 | 599,625 | 999,375 |
| **Judith S. Sansone** | 1,998,750 | 300% | 399,750 | 599,625 | 999,375 |

(1) The table omits Mr. Ørting, who resigned effective May 3, 2022.

The Black-Scholes pricing model was applied to determine the number of options to be awarded to the NEOs in connection with the Fiscal 2022 LTI grant, initially valuing the options awarded in August 2021 at $16.55 per option. The PSUs and RSUs were granted based on a price of $77.04 per share, representing the ten-trading-day average closing price of Sysco Common Stock immediately preceding the grant date.

## PSUs

The PSUs provide the opportunity for NEOs to receive shares of Sysco Common Stock based on performance in each year of the three-year performance period with respect to two equally-weighted performance metrics. Performance goals were established at the beginning of the three year performance period and progress under the PSU performance metrics will be measured and "banked" each year during the three-year performance period, which helps the PSU program limit volatility. Therefore, each fiscal year is independent of the other period, so that if Sysco performs extremely well (or poorly) in one fiscal year, the other fiscal years will not be affected.

- **Market Share Growth:** the achievement of targeted market share growth in U.S. markets (measured by total U.S. sales).
- **Earnings Per Share:** the achievement of targeted incremental growth in Sysco's earnings per share.

The CLD Committee established threshold, target, and maximum goals for each performance metric.



**PSU Award Components**

50% Market Share Growth
50% EPS

The number of shares, if any, earned with respect to each of the performance metrics will be calculated based on our performance (as compared to such pre-determined goals) and awarded to NEOs independently from the other metric. Further, the total number of shares earned by each NEO as a result of our performance with regard to these performance metrics will be subject to adjustment based on Sysco's total shareholder return ("TSR") during the performance period as compared to the S&P 500 companies. This adjustment will be applied to the target number of shares granted to each NEO and will range from decreasing the total number of shares received by 25% of target (for relative TSR below expectations) to increasing the total number of shares received by 25% of target (for superior relative TSR) based on the table below.

| | Below Expectations | Target | Superior |
|---|---|---|---|
| **Relative TSR Percentile Rank Versus S&P 500** | 35th Percentile | 50-55th Percentile | 75th Percentile |
| **Payout Modifier** | -25% | 0% (no modifier) | +25% |

The number of shares of Sysco Common Stock to be earned with respect to a participant's PSUs will be determined at the end of the three-year performance period, and could range from 0% to 200% of the target number of PSUs granted. Dividend equivalents will accrue during the performance period and be paid either in shares or in cash, in the discretion of the CLD Committee, based on the number of PSUs earned following certification of our performance. In addition, NEOs must generally remain continuously employed through the end of the performance period in order to earn any PSUs.

## Stock Options

The stock options have a 10-year term and vest in three equal, annual installments beginning on the first anniversary of the grant date, subject to the participant's continued employment with Sysco through the applicable vesting date. The exercise price for the stock options, $76.94, is the closing price of the Sysco Common Stock on August 18, 2021, the business day prior to the grant date.

## RSUs

Each RSU represents the right to receive one share of Sysco Common Stock. The RSUs vest in three equal installments commencing on the first day of the calendar month immediately following each of the first three anniversaries of the grant date, subject to the NEOs continued employment with Sysco through the applicable vesting date. Dividend equivalents are paid in cash, if and when the underlying RSUs vest.

# No Payout under Fiscal Year 2020 PSU Awards

In August 2019, the CLD Committee approved PSU awards to eligible NEOs pursuant to the Sysco Corporation 2018 Omnibus Incentive Plan. Each of these PSUs granted represented the right to receive one share of Sysco Common Stock, at target levels, but the ultimate number of shares of Sysco Common Stock earned was determined at the end of the three-year performance period (i.e., fiscal year 2019 through fiscal year 2021) and could have ranged from 0% to 200% of the target number of PSUs awarded to the NEOs based on the pre-established financial targets.

The financial performance targets for the fiscal 2020 PSU awards were Sysco's adjusted EPS Compound Annual Growth Rate ("CAGR") representing two-thirds of the LTI opportunity, and Sysco's average adjusted Return on Invested Capital ("ROIC") representing one-third of the LTI opportunity. Dividend equivalents accrued during the performance period and would have been paid in shares of Sysco Common Stock, in the discretion of the CLD Committee, if PSUs had been earned following certification of our financial performance.

The CLD Committee established the adjusted EPS CAGR and adjusted average ROIC targets for the performance period at the time the PSU awards were granted, and calculations were adjusted for certain extraordinary or non-recurring items.

For the three-year performance period, the Company's adjusted EPS CAGR performance was below the threshold of 4.8%, yielding no payout for this component, and our adjusted average ROIC performance was below the threshold of 24%, yielding no payout for this component. Consequently, the NEOs holding fiscal year 2020 PSU awards received no payout with respect to those awards.

| PSU Measures[1] | Weight | Threshold (50% payout) | Target (100% payout) | Maximum (200% payout) | Results | Payout |
|---|---|---|---|---|---|---|
| **EPS CAGR** | 67% | <4.8% | 8.8% | ≥13.8% | -2.9% | 0% |
| **Average ROIC** | 33% | <24% | 28% | ≥30.5% | 14.6% | 0% |

(1)   Represent non-GAAP measures; see reconciliations in Annex I - Non-GAAP Reconciliations.

# Payout under Fiscal Year 2021 PSU Awards

In light of the impact of the COVID-19 pandemic on our financial results and that two consecutive PSU grants were forecasted to result in a zero payout, the CLD Committee considered an alternative LTI approach for fiscal year 2021, taking into account internal and external stakeholder perspectives. Also, our CEO joined Sysco in February 2020 and wanted to set realistic performance targets and placed greater emphasis on becoming a more customer-focused and growth-oriented company that included three PSU measures (i.e., cost reduction, market share growth, and digital commerce growth).

In July 2020, the CLD Committee approved PSU awards to eligible NEOs pursuant to the Sysco Corporation 2018 Omnibus Incentive Plan. Each of these PSUs granted to participants represented the right to receive one share of Sysco Common Stock, at target levels, but the number of shares of Sysco Common Stock earned was determined at the end of the two-year performance period (i.e., fiscal year 2021 through fiscal year 2022) and could have ranged from 0% to 175% of the target number of PSUs awarded to the NEO based on the pre-established financial targets. This transitional model accounted for the fact that certain significant and substantial performance objectives that were critical for Sysco's longer-term growth did not appropriately extend beyond two years. Further, the total number of shares earned by each NEO as a result of

our performance with regard to these performance targets would be subject to adjustment based on Sysco's TSR during the performance period as compared to the S&P 500 companies. This adjustment was applied to the target number of shares granted to each NEO and had a range from decreasing the total number of shares received by 25% of target (for relative TSR below expectations) to increasing the total number of shares received by 25% of target (for superior relative TSR) based on the table below.

| | Below Expectations | Target | Superior |
|---|---|---|---|
| **Relative TSR Percentile Rank Versus S&P 500** | 35th Percentile | 55th Percentile | 75th Percentile |
| **Payout Modifier** | -25% | 0% (No modifier) | +25% |

The performance targets for the fiscal year 2021 PSU awards were:

- **Cost Reduction:** the achievement of targeted annualized structural cost reductions through the successful deployment of selected strategic initiatives, representing 50% of the target PSU opportunity;

- **Market Share Growth:** the achievement of targeted market share growth in U.S. markets (measured by total U.S. sales) through the completion of selected strategic initiatives, representing 30% of the target PSU opportunity; and

- **Digital Commerce:** the achievement of targeted incremental growth in the volume of USBL orders utilizing Sysco's digital ordering platform through the implementation of platform enhancements and the accomplishment of other related initiatives, representing 20% of the target PSU opportunity.

For the performance period, the sum of these three payouts with the relative TSR modifier yielded an aggregate PSU payout of 153.1% of the number of PSUs held by the NEOs.

| Measure | Weight | 2 Year Target | Results[1] | Payout |
|---|---|---|---|---|
| **Cost Reduction** | 50% | $500 million in structural cost reductions (pipeline for additional $250 million) | Significantly Above Target | 150% |
| **Market Share Growth** | 30% | 20% greater U.S. market share growth over Technomic market growth average (adj. for mix) | Significantly Above Target | 130% |
| **Digital Commerce** | 20% | 65% USBL TRX customer adoption of SHOP | Above Target | 120% |
| **Relative TSR Modifier** | | 55th percentile of S&P 500 or greater | | 15.1% |
| **TOTAL** | | | | **153.1%** |

(1) Results were: Significantly Below Target 0% payout; Below Target 25-85% payout; On Target 90-110% payout; Above Target 115-125% payout; and Significantly Above Target 130-150% payout.

# Fiscal Year 2023 Executive Compensation Programs

As the uncertainty of the COVID-19 pandemic subsides and after a strong financial performance in fiscal year 2022, we turn our focal point to setting financial measures of performance and target payout levels that demonstrate an appropriate pay for performance linkage. For fiscal year 2023, the CLD Committee reinstated many of the features of our pre-pandemic incentive programs.

## Annual Incentive Plan

On July 29, 2022, the CLD Committee approved the AIP for fiscal year 2023. This will be a return to our core practice of utilizing a full-year performance period after two fiscal years of using two, six month performance periods. Also, we are removing operational measures and placing greater emphasis on financial measures, which is consistent with the CLD Committee's historical incentive practices. The AIP will also incorporate ESG metrics in our SBOs that measure actions we need to take to advance our 2025 ESG goals.

Incentive payments earned under the AIP will be based on the following components: (i) 60% on financial measures (i.e., 30% tied to sales revenue and 30% tied to operating income); (ii) 30% on SBOs aligned to the highest priority initiatives under our Recipe for Growth; and (iii) 10% on ESG SBOs. The ESG SBOs are tied to key ESG initiatives involving gender representation, diverse recruiting and carbon reduction.

The financial measures have a possible payout between 0% and 200% and the SBOs have a possible payout of between 0% and 150%, depending on the actual performance relative to the pre-established targets. Consequently, in the aggregate, the maximum fiscal year 2023 incentive opportunity under the AIP would be 180% of an NEO's target opportunity.

The AIP payment, if any, for each of the above components will be calculated based on performance (as compared to the applicable performance target(s)) and calculated independently from the other components. If any component does not meet the threshold level, an NEO will not receive any payment with respect to that component. Further, the aggregate will be subject to adjustment based on each NEO's performance with regard to his or her individual performance objectives for fiscal year 2023. This adjustment, which will be determined by the CLD Committee, will range from reducing the AIP payout to zero for performance significantly below target to increasing the aggregate payout by 20% for performance significantly above target (not to exceed 180% of the AIP opportunity). The aggregate adjusted incentive payment for the AIP will be paid following the conclusion of fiscal year 2023.

## Long-Term Incentive Plan

The CLD Committee also approved our fiscal year 2023 long-term incentive ("LTI") awards to be issued to the NEOs, pursuant to the Sysco Corporation 2018 Omnibus Incentive Plan. The fiscal year 2023 LTI awards will consist of PSUs, stock options and RSUs. The PSUs with a three-year performance period beginning in fiscal year 2023 will represent 50% of the target LTI opportunity, with stock options representing 30% and RSUs representing the remaining 20% of the target LTI opportunity.

**PSUs.** The PSUs provide the opportunity for the NEO to receive shares of Sysco Common Stock based on performance in each year of the three fiscal year performance period with respect to the following strategic performance targets established by the Committee, subject to a modifier tied to the Company's TSR:

- **Market Share Growth:** the achievement of targeted market share growth representing 50% of the target PSU opportunity; and
- **Adjusted Earnings Per Share:** the achievement of targeted incremental growth in Sysco's adjusted earnings per share, representing 50% of the target PSU opportunity.

The number of shares, if any, earned with respect to each of the strategic performance targets will be calculated based on our performance (as compared to such target) and awarded to the NEO independently from the other targets. Further, the total number of shares earned by each NEO will be subject to adjustment based on Sysco's TSR during the performance period as compared to the S&P 500 companies. This adjustment will be applied to the target number of shares granted to each participant and will range from decreasing the total number of shares received by 25% of target (for relative TSR below expectations) to increasing the total number of shares received by 25% of target (for superior relative TSR).

Each PSU granted represents the right to receive one share of Sysco Common Stock based on target performance, but the number of shares of Sysco Common Stock to be earned with respect to a participant's PSUs will be determined at the end of the three-year performance period and could range from 0% to 200% of the target number of PSUs. Dividend equivalents accrue during the performance period and are paid either in shares or in cash, in the discretion of the CLD Committee, based on the number of PSUs earned following certification of Sysco's performance.

**Stock Options.** The stock options have a 10-year term and vest in three equal, annual installments.

**RSUs.** Each RSU represents the right to receive one share of Sysco Common Stock, and the RSUs vest in three equal, annual installments commencing on the first day of the calendar month immediately following each of the first three anniversaries of the grant date.

# COMPENSATION RISK ANALYSIS

The CLD Committee reviews the compensation programs across Sysco to monitor whether the program components encourage or otherwise promote the taking of inappropriate or unacceptable risks that could threaten our long-term value. In September 2022, at the CLD Committee's request, Semler Brossy reviewed management's assessment of our fiscal 2022 compensation programs and the associated risks. Management's assessment placed particular emphasis on identifying employees who could pose a significant compensation risk because of the variability of their compensation and their ability to expose Sysco to significant business risk. The CLD Committee primarily focused on compensation for the senior executives, as these are the employees whose actions have the greatest potential to expose Sysco to significant business risk. Nevertheless, the review addressed all forms and levels of variable and other compensation applicable to the broader employee population that the CLD Committee believed could reasonably provide employees with incentives to engage in risky behavior. Having completed this review, the CLD Committee concluded that Sysco's long-standing practices are designed to effectively promote the creation of long-term value, discourage behavior that leads to excessive risk, and mitigate the material risks associated with executive and other compensation programs.

These practices with respect to fiscal year 2022 included the following:

- Sysco's executive compensation programs include a mix of elements so that compensation is not overly focused on either short-term or long-term incentives.
- Sysco's executive short-term incentive award program was based on objective performance metrics and strategic bonus objectives based on Sysco's key strategic and transformational initiatives. The CLD Committee attempts to set ranges for these measures that encourage success without encouraging excessive risk-taking to achieve short-term results.

- The CLD Committee had the absolute discretion to remove any and all participants from the short-term incentive award program before the end of the one-year performance period, and to reduce the amount of the incentive award opportunity payout, based on any factor(s) it deemed relevant.

- Sysco's incentive programs do not allow for unlimited payments, and caps on short-term incentive award opportunities limit the ability of employees to potentially profit by taking on excessive risk.

- The CLD Committee's selection of three different types of long-term incentives (stock options, PSUs, and RSUs) for executives helped to minimize the risk that recipients will take actions that could cause harm to the Company and its stockholders. The value of stock options and RSUs is primarily based on stock price appreciation, which is determined by how the market values our Common Stock, and the

value of the PSUs is based on objective financial and operational metrics that drive long-term stockholder value.

- The three-year performance or vesting periods for the equity awards granted in fiscal 2022 encourage executives to attain sustained performance and seek long-term appreciation in equity values.

- Our stock ownership guidelines align the interests of our executive officers with the long-term interests of our stockholders and encourage our executives to execute our strategic priorities in a prudent manner.

- Our clawback policy reduces the risk that executives will engage in improper financial activity or misconduct causing material financial or reputational harm to the Company.

Management and the CLD Committee do not believe Sysco's compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

# STOCK-RELATED POLICIES

## Stock Ownership Guidelines

To align the interests of our management with those of our stockholders, the Board concluded that our senior officers should have a significant financial stake in Sysco Common Stock. To further that goal, we have maintained stock ownership guidelines for our NEOs.

Pursuant to these guidelines, by the fifth anniversary of the date a senior officer is hired, promoted, or otherwise becomes subject to the stock ownership guidelines, the senior officer is expected to own a minimum number of shares of Sysco Common Stock equal in value to a multiple of his or her annual base salary, as shown in the following table.

| Position | Minimum Ownership Requirement (Multiple of base salary) |
|---|---|
| **CEO** | 7x |
| **Executive Vice Presidents** | 4x |
| **Senior Vice Presidents** | 2x |

If a senior officer is promoted to a position that requires the ownership of a greater amount of Sysco Common Stock than his or her prior position, the five-year compliance period for the higher ownership requirement will begin on the effective date of the promotion, but the senior officer may not fall below the ownership requirements applicable to his or her prior position during that time period. We anticipate that equity-based incentive awards will provide all senior officers with the opportunity to satisfy these requirements within the specified time frame.

The shares counted towards the minimum ownership requirements include: (i) shares of Sysco Common Stock owned directly by the senior officer, including shares of vested restricted stock that may be subject

to cancelation, transfer restrictions and/or clawbacks; (ii) shares owned indirectly by the senior officer through our employee stock purchase plan; (iii) two-thirds of the shares underlying a senior officer's unvested RSUs; (iv) two-thirds of the shares of unvested restricted stock held by the senior officer; and (v) one-quarter of the target number of shares underlying PSUs held by the senior officer, rounded down to the nearest whole share. Shares held through any other form of indirect beneficial ownership and shares underlying unexercised options are not counted.

Senior officers who have not attained the requisite ownership level are required to retain 25% of the net shares they acquire upon the exercise of stock options and 100% of the net shares they acquire pursuant to the vesting of RSUs and PSUs. For these purposes, "net shares" means the shares remaining after disposition of shares necessary to pay the related tax liability and, if applicable, exercise price.

These stock ownership requirements are set at levels we believe are reasonable given the senior officers' respective salaries and responsibility levels. In addition, Semler Brossy has reviewed our ownership guidelines and confirmed that we are a leader among our peer group.

The Board is provided with the status of the senior officers' stock ownership at all regularly-scheduled meetings to ensure compliance with these holding requirements. As of September 19, 2022, each of the NEOs was in compliance with the applicable minimum stock ownership guidelines.

## Stock Trading Restrictions

An NEO may only purchase and sell Sysco Common Stock and exercise stock options pursuant to a Rule 10b5-1 trading plan adopted during an approved quarterly trading window, subject to limited exceptions, including "net exercises" of stock options that do not involve an open market sale of shares and hardship exemptions. Quarterly trading windows generally open two business days after we issue our quarterly earnings release and close approximately seven weeks later.

The adoption of a Rule 10b5-1 trading plan or other transaction in Sysco Common Stock by an NEO must be pre-approved by a committee that includes the Chairman of the Board, the Chair of the Governance Committee, the Chief Executive Officer, and the Company's Chief Legal Officer. These individuals will review the amount and timing of the proposed transaction and confirm that the NEO does not possess any material inside information about Sysco at the time. Trades under a Rule 10b5-1 trading plan may not commence until 30 days after the plan is adopted.

## Hedging Restrictions

Under Sysco's Policy on Trading in Company Securities, (i) all members of the Board, (ii) all officers elected by the Board, (iii) any other employee designated by the President and CEO, any Executive Vice President, or the Chief Legal Officer, (iv) any family member of any of the foregoing individuals who shares the same household, and (v) any entity whose investment decisions are made by (or shared with) any of the foregoing individuals ("Insiders") are prohibited at all times from trading in publicly traded options, puts, calls, straddles, or similar derivative securities of Sysco, whether issued directly by Sysco or by any exchange, and from effecting short sales of Company Securities (as defined in the policy) or purchasing financial instruments that are designed to hedge or offset any decrease in the market value of Company Securities. Prohibited hedging transactions include prepaid variable forward contracts, equity swaps, collars, and exchange funds.

# EXECUTIVE COMPENSATION GOVERNANCE AND OTHER INFORMATION

## Employment and Severance Agreements

Consistent with our approach of rewarding performance, employment is not guaranteed, and either Sysco or the NEO may terminate the employment relationship at any time. Under certain termination scenarios, however, the NEOs are entitled to severance benefits.

### Mr. Hourican

Pursuant to the letter agreement dated January 10, 2020, between Sysco and Mr. Hourican (the "CEO Offer Letter"), Mr. Hourican will be eligible to receive the following severance payments and benefits upon a termination of his employment by Sysco without "Cause" or upon his resignation for "Good Reason" (as such terms are defined in the CEO Offer Letter):

- **Non-Change in Control Termination.** If the termination of employment does not occur upon, or within two years following, the effectiveness of a "Change in Control" (as defined in the Sysco Corporation 2018 Omnibus Incentive Plan), Mr. Hourican will receive:
  - An amount equal to two times the sum of his annual base salary and his target annual or short-term management incentive plan opportunity;
  - A pro-rata award under the annual or short-term management incentive plan covering the performance period in which the termination is effective, based on actual attainment of applicable Sysco performance goals for such performance period and payable at the time such incentives are paid to other Sysco executives; and

- Health, dental, and vision coverage continuation at active employee rates for 24 months following his termination date.

- **Change in Control Termination.** If the termination of employment occurs upon, or within two years following, the effectiveness of a Change in Control, Mr. Hourican will receive:
  - An amount equal to three times the sum of his annual base salary and his target annual or short-term management incentive plan opportunity;
  - A pro-rata award under the annual or short-term management incentive plan covering the performance period in which the termination is effective, based on actual attainment of applicable Sysco performance goals for such performance period and payable at the time such incentives are paid to other Sysco executives; and
  - Health, dental, and vision coverage continuation at active employee rates for 36 months following his termination date.

These severance benefits will be provided to Mr. Hourican only if he executes (and does not revoke) a legally enforceable general release and waiver of claims in favor of Sysco and complies with the covenants in the accompanying Protective Covenants Agreement (as defined below in "Protective Covenants"), including confidentiality, non-disparagement, and restrictions on competition and solicitation of Sysco employees, vendors, and customers for a period of two years after employment.

## Messrs. Alt, Bertrand, and Peck and Ms. Sansone

The CLD Committee reviewed its historical severance practices for senior executives and approved and adopted, effective July 2020, a market-competitive form of severance letter agreement (the "Severance Agreement") to specify the benefits to which each of the NEOs (other than Mr. Hourican and Mr. Ørting) would be entitled upon the occurrence of the termination events described below.

- **Non-Change in Control Termination.** If Sysco terminates an NEO's employment without "Cause" or the NEO resigns for "Good Reason" (as such terms are defined in the Severance Agreement), and the termination does not constitute a "Change in Control Termination" (as described below), then the NEO will be entitled to the following:
  - An amount equal to two times the NEO's annual base salary;
  - A pro-rata award under the annual or short-term management incentive plan covering the performance period in which the termination is effective, based on actual attainment of applicable Sysco performance goals for such performance period and payable at the time such incentives are paid to other Sysco executives;
  - Reimbursement for the amounts of any premiums or other fees paid by the NEO under the Consolidated Omnibus Budget Reconciliation Act ("COBRA") in excess of the applicable active employee rates to maintain the NEO's health benefits under Sysco's group health plans for a period of 18 months following the termination date; and
  - Outplacement services for a period of up to 12 months.

- **Change in Control Termination.** If the termination of employment occurs upon, or within two years following, the effectiveness of a Change in Control (as defined in the Sysco Corporation 2018 Omnibus Incentive Plan), the NEO will receive:
  - An amount equal to two times the sum of the NEO's annual base salary and the NEO's target annual or short-term incentive opportunity;
  - A pro-rata award under the annual or short-term management incentive plan covering the performance period in which the termination is effective, based on the NEO's target incentive opportunity and payable at the time such incentives are paid to other Sysco executives;
  - Reimbursement for the amounts of any premiums or other fees paid by the NEO under COBRA in excess of the applicable active employee rates to maintain the NEO's health benefits under the Company's group health plans for a period of 18 months following the termination date; and
  - Outplacement services for a period of up to 12 months.

These severance benefits will be provided to the NEO only if he or she executes (and does not revoke) a legally enforceable general release and waiver of claims in favor of the Company and complies with the covenants in the Severance Agreement and the accompanying Protective Covenants Agreement, including confidentiality, non-disparagement, and restrictions on competition and solicitation of Sysco employees, vendors, and customers for a period of two years after employment.

## Mr. Ørting

Mr. Ørting's employment agreement provided for an initial term of three years expiring in January 2024, but he resigned from Sysco effective May 3, 2022.

## Benefits Following Change in Control

We currently have no separate severance or similar agreements that would cause an immediate or "single trigger" cash payment obligation solely as a result of a change in control of Sysco. We have included change in control provisions in several of Sysco's benefit plans and agreements, including in the Severance Agreements described above, as well as in the various agreements governing our equity-based awards. See "Executive Compensation—Quantification of Termination/Change in Control Payments" for a detailed explanation of potential benefits under the various provisions.

For our equity-based awards, the CLD Committee has established "double-trigger" accelerated vesting under certain change in control scenarios. Specifically, the vesting of equity-based awards is only accelerated upon a change in control if, during the period commencing 12 months prior to the change in control and ending 24 months after

such change in control, the participant's employment is terminated without "cause" or the participant terminates his or her employment for "good reason" (as such terms are defined in the applicable award agreement).

The CLD Committee continues to believe these provisions will preserve executive morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of Sysco. The CLD Committee has balanced the impact of these acceleration provisions with corresponding provisions in the Management Savings Plan ("MSP"), the Supplemental Executive Retirement Plan ("SERP"), and the Executive Deferred Compensation Plan ("EDCP") that provide for a reduction in benefits to the extent they are not deductible under Section 280G of the Internal Revenue Code.

## Relocation Expenses

Consistent with the CLD Committee's desire that Sysco follow best corporate governance and compensation practices, in October 2010 the CLD Committee adopted an executive relocation expense reimbursement policy that applies to all of the NEOs. The reimbursement

policy prohibits Sysco from reimbursing any executive for any loss on the sale of the executive's house sold in connection with the executive's relocation. The reimbursement policy also provides that only certain pre-approved relocation expenses will be eligible for increased payments to cover all applicable taxes on the reimbursed amounts. In addition, the reimbursement policy requires relocation agreements with any NEO to include a recoupment provision that requires the executive to reimburse Sysco for all or a part of the reimbursement if his or her employment is terminated for any reason other than death, disability, change in control of Sysco, or termination without cause or for good reason, within a specified amount of time after receiving the reimbursement.

## Retirement Plans

We maintain a broad-based tax-qualified 401(k) retirement savings plan, which is offered to all eligible employees, including the NEOs. Employees who are eligible to contribute do so a pre-tax basis. Their contributions and earnings on those contributions are not taxed until distribution. We contribute 3% of an employee's eligible earnings regardless of whether an employee makes their own contributions, and we match $0.50 per dollar on the first 6% of eligible earnings contributed by the employee. Also, we maintain a pension plan that ceased all non-union participant accruals effective December 31, 2012. Mr. Bertrand is the only NEO who is a participant in the pension plan.

## Executive Perquisites

Like all employees, our NEOs are generally eligible to participate in our employee benefit programs, which include a 401(k) plan for U.S. residents, an employee stock purchase plan, group life insurance, and other group health and welfare benefit plans. Although the NEOs are eligible to participate in our group health and welfare plans, we adjust employees' contributions towards the monthly cost of our medical plans according to salary level. As a result, the NEOs pay a higher employee contribution to participate than do non-executive employees.

We also provide the NEOs with additional life insurance and accidental death and dismemberment insurance benefits; long-term disability coverage, including disability income coverage; long-term care insurance; and reimbursement for an annual comprehensive wellness examination by a physician of their choice.

All employees, including our NEOs, as well as members of our Board, are entitled to receive discounts on all products carried by Sysco and its subsidiaries.

Mr. Hourican is entitled to receive certain additional benefits, including tax and financial planning reimbursement and security monitoring services, under the terms of his offer letter.

## Executive Compensation Clawbacks

The CLD Committee has the authority, subject to applicable law, to cancel incentive compensation that has not yet been paid, clawback incentive compensation that has already been paid or reduce future incentive compensation if the CLD Committee, in its sole discretion, determines that:

- there has been a restatement of our financial results, other than a restatement due to a change in accounting policy, and incentive compensation paid to an NEO within the prior 36 months would have been a lower amount had the award been calculated based on the restated results; or
- an NEO engaged in misconduct that contributes to the need for a financial restatement or causes the Company material financial or reputational harm.

"Misconduct" refers to conduct that constitutes: (A) an intentional violation of (i) applicable law, (ii) the Company's Global Code of Conduct, or (iii) another significant ethics or compliance policy of the Company, or (B) a material failure by the NEO to exercise his or her responsibility to supervise subordinates.

Compensation that is subject to cancellation, clawback or reduction, include:

- All cash-based incentive compensation;
- All outstanding equity and equity-based awards, whether vested, unvested, or deferred; and
- All payments or contributions made by the Company to (or for the benefit of) an NEO pursuant to the SERP, the EDCP, or the MSP.

The clawback right arising from misconduct is applicable only to incentive compensation awarded to our NEOs after the adoption of an expanded clawback policy in September 2020.

## Protective Covenants

Certain equity-based awards require each NEO to have entered into an agreement (the "Protective Covenants Agreement") protecting Sysco's interests and confidential information by restricting certain behavior during, and following termination of, employment. The Protective Covenants Agreement includes, among other things, restrictions on unfair post-employment competitive activities, improper solicitation of Sysco employees and customers, and the misuse of confidential information.

An NEO who violates any of the restrictive covenants in the Protective Covenants Agreement would forfeit the benefits and proceeds of the related equity awards. In addition to the Protective Covenants Agreements, the terms of the MSP, the SERP, and the EDCP provide for the forfeiture of certain payments in the event of prohibited conduct following termination of employment with Sysco.

## Tax Deductibility of Incentive Compensation

Section 162(m) of the Internal Revenue Code sets a limit of $1 million on the amount of compensation that Sysco may deduct for federal income tax purposes in any given year with respect to the compensation of each of the NEOs. The CLD Committee believes that the tax deduction limitation should not be permitted to compromise its ability to design and maintain executive compensation programs that will attract and retain the executive talent Sysco needs to compete successfully. Accordingly, achieving the desired flexibility in the design and delivery of compensation may result in compensation that, in certain cases, is not deductible for federal income tax purposes.

## Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code ("Section 409A") deals specifically with non-qualified deferred compensation plans. Although Sysco makes no guarantees with respect to exemption from, or compliance with, Section 409A, we have designed all of our executive compensation programs with the intention that they are exempt from, or otherwise comply with, the requirements of Section 409A.

# REPORT OF THE COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE

The CLD Committee has evaluated the performance of and determined the compensation for the CEO and approved the compensation of the NEOs. The CLD Committee reviewed and discussed the foregoing Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the CLD Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K and this Proxy Statement.

**COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE**

John M. Cassaday, Chairman
Larry C. Glasscock
Bradley M. Halverson
John M. Hinshaw
Alison Kenney Paul

# EXECUTIVE COMPENSATION

## SUMMARY COMPENSATION TABLE

The following table sets forth information with respect to compensation for each of the NEOs for fiscal 2022.

| Name and Principal Position | Fiscal Year | Salary ($)[1] | Bonus ($) | Stock Awards ($)[2] | Option Awards ($)[3] | Non-Equity Incentive Plan Compensation ($)[4] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5] | All Other Compensation ($)[6] | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| **Kevin P. Hourican** President and Chief Executive Officer | 2022 | 1,296,438 | — | 6,990,845 | 3,146,812 | 2,070,900 | — | 151,511 | 13,656,506 |
| | 2021 | 1,321,370 | — | 16,130,478 | 3,024,753 | 2,272,725 | — | 419,168 | 23,168,494 |
| | 2020 | 527,123 | 3,638,100 | 13,305,225 | 7,666,660 | 276,195 | — | 486,245 | 25,899,548 |
| **Aaron E. Alt[7]** Executive Vice President and Chief Financial Officer | 2022 | 789,247 | — | 1,804,782 | 812,413 | 840,583 | — | 75,568 | 4,322,593 |
| | 2021 | 443,767 | 365,000 | 1,894,801 | 748,694 | 404,163 | — | 71,637 | 3,928,062 |
| **Greg D. Bertrand** Executive Vice President, US Foodservice Operations | 2022 | 696,441 | — | 3,792,142[8] | 717,975 | 927,297 | 12,157 | 143,689 | 6,289,701 |
| | 2021 | 689,450 | — | 1,517,979 | 666,799 | 988,199 | 135,948 | 81,989 | 4,080,364 |
| | 2020 | 674,146 | — | 1,234,615 | 788,143 | 249,275 | 525,596 | 117,364 | 3,589,139 |
| **Tim Ørting Jørgensen** Former Executive Vice President and President, Foodservice Operations, International | 2022 | 684,474 | | 1,377,688 | 620,169 | | — | 3,535,882 | 6,218,213 |
| | 2021 | 412,326 | 1,255,824 | 2,190,505 | — | 490,642 | — | 308,596 | 4,657,893 |
| **Thomas R. Peck, Jr.[7]** Executive Vice President, Chief Information and Digital Officer | 2022 | 661,974 | — | 1,397,230 | 628,970 | 705,005 | — | 86,184 | 3,479,363 |
| | 2021 | 322,329 | 850,000 | 1,386,586 | 579,192 | 338,975 | — | 46,791 | 3,523,873 |
| **Judith S. Sansone[7]** Executive Vice President and Chief Supply Chain Officer | 2022 | 661,974 | — | 1,397,230 | 628,970 | 775,506 | — | 70,276 | 3,533,956 |

(1) The salary amounts reflect the actual base salary payments earned by the NEOs in the applicable fiscal year. The base salary for Mr. Ørting was paid in British pounds sterling and converted to US dollars (using the average exchange rate for each fiscal month in the period from July 2021 to May 2022 as reported by Reuters, which ranged from 1 USD/0.7163 GBP to 1 USD/0.8028 GBP).

(2) The amounts in this column represent the sum of restricted stock units and performance share units awarded at a grant date fair value of $76.94, in each case computed in accordance with ASC 718. All stock awards were granted on August 19, 2021. The values reflected in the table above include the grant date fair value of restricted stock units and the grant date fair value of the performance share units at target performance. The grant date fair values of restricted stock units granted in fiscal 2022 and of performance share units granted in 2022 if target performance and maximum performance is achieved are as follows:

| | Restricted Stock Units ($) | Annual Performance Share Units | |
|---|---|---|---|
| | | Target ($) | Maximum ($) |
| *Hourican* | 1,997,362 | 4,993,483 | 9,986,966 |
| *Alt* | 515,652 | 1,289,130 | 2,578,260 |
| *Bertrand* | 455,716 | 3,336,426 | 6,672,852 |
| *Ørting* | 393,625 | 984,063 | 1,968,126 |
| *Peck* | 399,165 | 998,066 | 1,996,132 |
| *Sansone* | 399,165 | 998,066 | 1,996,132 |

The fair value of these performance share units is determined based on the closing price of our common stock on the last business day before the grant date. Compensation expense is recognized over the period an NEO is required to provide service based on the estimated vesting of the performance share units granted. See the Grants of Plan-Based Awards table below for more information on the stock awards granted in fiscal 2022.

(3) The amounts in this column represent the aggregate grant date fair value of stock options granted during each year. We estimated the fair value of each stock option award using a Black-Scholes pricing model, modified for dividends and using the following assumptions: risk-free interest rate of 0.99%; expected dividend yield of 2.51%; expected share price volatility of 30.10%; and expected term of 6.6 years. We did not assume any option exercises or risk of forfeiture during the expected option life in determining the valuation of the option awards. Had we done so, such assumptions could have reduced the reported grant date value. The actual value, if any, an NEO may realize upon exercise of options will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, the value realized, if any, may not be at or near the value estimated by the Black-Scholes model.

(4) The amounts in this column with respect to fiscal year 2022 reflect cash awards to the eligible NEOs pursuant to awards under the STIP in fiscal 2022, which were determined by the CLD Committee at its July 29, 2022 meeting and, to the extent not deferred by the NEO, paid shortly thereafter.

(5) The amounts reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column reflect above-market interest on amounts in the EDCP and the MSP, and the actuarial change in the present value of the NEOs' benefits under all pension plans established and maintained by Sysco, determined using interest rate and mortality rate assumptions consistent with those used in Sysco's financial statements. The pension plan amounts, some of which may not be currently vested, include: (i) changes in pension plan value; and (ii) changes in the value of benefits under the SERP. Active service-based accruals under the pension plan and the SERP ceased when each of those programs was frozen. Therefore, any subsequent changes in the actuarial present value of an NEO's accumulated benefit under the pension plan and/or the SERP would likely be attributable, primarily, to variations in the discount rate or modifications to the actuarial assumptions. To the extent that any such aggregate change in the actuarial present value of an NEO's accumulated benefit under the pension plan and/or the SERP was a decrease, this decrease is not reflected in the amounts shown in the "All Other Compensation" column above or the "Total" column in the table below.

The following table shows, for Mr. Bertrand, the only NEO participant, the change in the actuarial present value for the pension plan and for the SERP, as well as the above-market interest on amounts in the EDCP and MSP for fiscal 2022:

| Name | Change in Pension Plan Value ($) | Change in SERP Value ($) | Above-Market Interest on Deferred Compensation ($) | Total ($) |
|---|---|---|---|---|
| Bertrand | (149,441) | (670,624) | 12,157 | 12,157 |

(6) Fiscal 2022 amounts reported in the "All Other Compensation" column include the following:

| Name | Perquisites, Other Personal Benefits and Tax Reimbursement ($)(a) | 401(k) Plan Employer Contribution ($)(b) | MSP Employer Contribution ($)(c) | Payment In Lieu Of Notice ($)(d) | Total All Other Compensation ($) |
|---|---|---|---|---|---|
| Kevin P. Hourican | 35,629 | 17,850 | 98,032 | | 151,511 |
| Aaron E. Alt | 4,584 | 19,065 | 51,919 | | 75,568 |
| Greg D. Bertrand | 6,691 | 17,611 | 119,387 | | 143,689 |
| Tim Ørting Jørgensen | 67,926 | — | — | 3,467,956 | 3,535,882 |
| Thomas R. Peck, Jr. | 17,909 | 21,356 | 46,919 | | 86,184 |
| Judith S. Sansone | 4,764 | 16,234 | 49,278 | | 70,276 |

(a) The amount shown in column (a) consists of $13,033 paid for the car allowance for Mr. Orting, $1,998 paid for annual private medical insurance for Mr. Orting, $52,895 paid for a pension supplement for Mr. Orting, relocation assistance in the amount of $13,213 for Mr. Peck, an executive physical for Mr. Bertrand in the amount of $2,150, a COVID-19 vaccine incentive in the amount of $200 and related tax gross-up in the amount of $130 for Mr. Hourican, $64 for Mr. Alt, $83 for Mr. Bertrand, $64 for Ms. Sansone, and $130 for Mr. Peck.

(b) The amount shown for each individual reflects amounts contributed by us to the Sysco 401(k) plan during fiscal 2022.

(c) The amount shown for each individual reflects amounts contributed by us to the Sysco MSP during fiscal 2022.

(d) The amount shown for Mr. Orting reflects the payment he received in lieu of notice as disclosed in the Form 8-K filed on May 3, 2022.

(7) Messrs. Alt and Peck became NEOs in 2021, the Summary Compensation Table includes only two years of their compensation. Ms. Sansone became an NEO in 2022, the Summary Compensation Table includes only one year of her compensation.

(8) Includes 28,556 additional PSUs granted or awarded to Mr. Bertrand to enhance his retention as disclosed in the Form 8-K filed on July 30, 2021.

# GRANTS OF PLAN-BASED AWARDS

The following table provides information on annual incentive award opportunities, PSUs, and stock options under our 2018 Omnibus Incentive Plan granted to the NEOs during fiscal year 2022.

| Name | Grant Date | Number of Shares, Units or Other Rights | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Units (#)[3] | All Other Option Awards: Number of Securities Underlying Options (#)[4] | Exercise or Base Price of Option Awards ($)[5] | Closing Market Price On the Date of Grant ($) | Grant Date Fair Value of Stock and Option Awards ($)[6] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | Threshold ($) | Target ($) | Maximum ($) | | | | | |
| **Kevin P. Hourican** | 8/19/21 | 64,901 | | | | 16,225 | 64,901 | 129,802 | | | | | 4,993,483 |
| | 8/19/21 | | | | | | | | 25,960 | | | | 1,997,362 |
| | 8/19/21 | | | | | | | | | 181,268 | 76.94 | 75.55 | 3,146,812 |
| | 8/19/21 | | 975,000 | 1,950,000 | 3,510,000 | | | | | | | | |
| **Aaron E. Alt** | 8/19/21 | 16,755 | | | | 4,189 | 16,755 | 33,510 | | | | | 1,289,130 |
| | 8/19/21 | | | | | | | | 6,702 | | | | 515,652 |
| | 8/19/21 | | | | | | | | | 46,798 | 76.94 | 75.55 | 812,413 |
| | 8/19/21 | | 395,697 | 791,394 | 1,424,510 | | | | | | | | |
| **Greg D. Bertrand** | 8/19/21 | 43,364 | | | | 10,841 | 43,364 | 86,728 | | | | | 3,336,426 |
| | 8/19/21 | | | | | | | | 5,923 | | | | 455,716 |
| | 8/19/21 | | | | | | | | | 41,358 | 76.94 | 75.55 | 717,975 |
| | 8/19/21 | | 436,493 | 872,985 | 1,571,373 | | | | | | | | |
| **Tim Ørting Jørgensen** | 8/19/21 | 12,790 | | | | 3,198 | 12,790 | 25,580 | | | | | 984,063 |
| | 8/19/21 | | | | | | | | 5,116 | | | | 393,625 |
| | 8/19/21 | | | | | | | | | 35,724 | 76.94 | 75.55 | 620,169 |
| | 8/19/21 | | | | | | | | | | | | |
| **Thomas R. Peck, Jr.** | 8/19/21 | 12,972 | | | | 3,243 | 12,972 | 25,944 | | | | | 998,066 |
| | 8/19/21 | | | | | | | | 5,188 | | | | 399,165 |
| | 8/19/21 | | | | | | | | | 36,231 | 76.94 | 75.55 | 628,970 |
| | 8/19/21 | | 331,875 | 663,750 | 1,194,750 | | | | | | | | |
| **Judith S. Sansone** | 8/19/21 | 12,972 | | | | 3,243 | 12,972 | 25,944 | | | | | 998,066 |
| | 8/19/21 | | | | | | | | 5,188 | | | | 399,165 |
| | 8/19/21 | | | | | | | | | 36,231 | 76.94 | 75.55 | 628,970 |
| | 8/19/21 | | 331,875 | 663,750 | 1,194,750 | | | | | | | | |

(1) The amounts shown to which no grant date applies reflect the total of the threshold payment levels for each element under our STIP. This amount is 50% of the target amounts shown in column (e). The maximum amounts shown are 180% of such target amounts for each named executive officers. These amounts are based on the individual's base salary as in effect at the end of each performance period, and pro-rated for merit as applicable.

(2) The amounts shown as having been granted on August 19, 2021 reflect the total of the threshold payment levels for the performance share units granted in 2021 under the Sysco 2018 Omnibus Incentive Plan, which is 25% of the target amounts shown. The maximum amounts shown are 200% of such target amounts. Any amounts payable with respect to performance share units would be paid in August 2024 based on cumulative performance for the fiscal period 2021 to 2024.

(3) The amounts shown reflect the number of restricted stock units granted to each named executive officer in 2021 under the Sysco 2018 Omnibus Incentive Plan.

(4) The amounts shown reflect the number of options to purchase ordinary shares granted to each named executive officer in 2021 under the Sysco 2018 Omnibus Incentive Plan.

(5) The exercise price for these options was set at the "Fair Market Value" on the date of the grant, which is defined as the closing sale price during regular trading hours of the stock on the immediately preceding date on the principal securities market in which shares of stock is then traded, or, if there were no trades on that date, the closing sale price during regular trading hours of the stock on the first trading day prior to that date. Pursuant to our 2018 Omnibus Incentive Plan, under which these options were granted, the exercise price of all options may not be less than the Fair Market Value.

(6) We determined the following estimated grant date fair values for the options reported in the table above using a Black-Scholes pricing model: (i) options issued on August 19, 2021 of $17.36 per option The assumptions underlying these option valuations are listed below:

| | Volatility | Risk-Free Rate of Return | Dividend Yield at the Date of Grant | Expected Option Life |
|---|---|---|---|---|
| **August 2021** | 30.10% | 0.99% | 2.51% | 6.6 years |

*We did not assume any option exercises or risk of forfeiture during the expected option life in determining the valuation of the option awards. Had we done so, such assumptions could have reduced the reported grant date value. The actual value, if any, an executive may realize upon exercise of options will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, the value realized, if any, may not be at or near the value estimated by the Black-Scholes model. We determined the estimated grant date fair value of the PSUs granted on August 19, 2021 to be $76.94 per PSU, being the closing price of our Common Stock on the last business day before the grant date, and assuming the target number of shares would be earned at the end of the three-year performance period. Grants of PSUs are reflected at target since actual shares to be received, if any, will be determined after the three-year performance period ending on June 29, 2024. The estimated grant date fair value of each of the RSUs reported in the table above is equal to the grant date fair value of the corresponding PSUs awarded on the same date and indicated in this footnote (6) above, in each case being the closing price of our Common Stock on the last business day before the grant date.*

# OUTSTANDING EQUITY AWARDS AT YEAR-END

Option grants prior to fiscal 2017 have generally vested and become exercisable in five equal annual installments, beginning one year after the grant date. The option grants since fiscal 2017 vest and become exercisable in three equal, annual installments, beginning one year after the grant date. The RSUs that were granted generally vest one-third per year over three years. The PSUs issued beginning in fiscal 2017 under the 2018 Omnibus Incentive Plan and its predecessor, the 2013 Long-Term Incentive Plan, are subject to cliff vesting following a two- or three-year performance period.

The exercise price of options may not be less than the fair market value on the date of the grant. For this purpose, fair market value means the closing sale price during regular trading hours of the stock on the immediately preceding date on the principal securities market in which shares of our Common Stock are then traded, or, if there were

no trades on that date, the closing sale price during regular trading hours of the Common Stock on the first trading day prior to that date. Sysco is specifically prohibited from repricing outstanding grants without stockholder approval.

The CLD Committee generally makes equity grants during open "trading" windows under our Policy on Trading in Company Securities, at a time when we have publicly disseminated all material information likely to affect the trading price of Sysco's Common Stock. The CLD Committee will generally not make grants during a period preceding an anticipated event, such as an earnings release, that is likely to cause a substantial change in the trading price of Sysco's Common Stock.

The following table provides information on the stock option, RSU, and PSU grants held by each NEO as of July 2, 2022.

| | | Option Awards | | | | Stock Awards | |
|---|---|---|---|---|---|---|---|
| Name | Date Granted | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)[1] |
| Kevin P. Hourican | August 2021 | — | — | — | — | 66,034 | 5,700,055 |
| | August 2021 | — | 181,268 | 76.94 | 08/18/2031 | — | — |
| | August 2021 | — | — | — | — | 25,960 | 2,240,867 |
| | August 2020 | — | 150,038[2] | 58.08 | 08/19/2030 | — | — |
| | August 2020 | — | — | — | — | 22,583[3] | 1,949,365 |
| | February 2020 | 455,535 | 227,768[4] | 76.27 | 02/11/2030 | — | — |
| Aaron E. Alt | August 2021 | — | — | — | — | 17,047 | 1,471,497 |
| | August 2021 | — | 46,798 | 76.94 | 08/18/2031 | — | — |
| | August 2021 | — | — | — | — | 6,702 | 578,517 |
| | December 2020 | 12,811 | 25,623[5] | 78.12 | 12/06/2030 | — | — |
| | December 2020 | — | — | — | — | 4,620[6] | 398,798 |
| Greg D. Bertrand | August 2021 | — | — | — | — | 44,120 | 3,808,438 |
| | August 2021 | — | 41,358 | 76.94 | 08/18/2031 | — | — |
| | August 2021 | — | — | — | — | 5,923 | 511,273 |
| | August 2020 | 16,537 | 33,076[2] | 58.08 | 08/19/2030 | — | — |
| | August 2020 | — | — | — | — | 4,978[3] | 429,701 |
| | August 2019 | 50,619 | 25,310[7] | 72.80 | 08/20/2029 | — | — |
| | August 2018 | 74,649 | — | 75.08 | 08/22/2028 | — | — |
| | August 2017 | 79,918 | — | 51.22 | 08/24/2027 | — | — |
| | August 2016 | 43,750 | — | 52.42 | 08/24/2026 | — | — |
| Thomas R. Peck, Jr | August 2021 | — | — | — | — | 13,198 | 1,139,251 |
| | August 2021 | — | 36,231 | 76.94 | 08/18/2031 | — | — |
| | August 2021 | — | — | — | — | 5,188 | 447,828 |
| | February 2021 | 10,177 | 20,355[9] | 76.14 | 02/10/2031 | — | — |
| | February 2021 | — | — | — | — | 3,468[8] | 299,358 |
| Judith S. Sansone | August 2021 | — | — | — | — | 13,198 | 1,139,251 |
| | August 2021 | — | 36,231 | 76.94 | 08/18/2031 | — | — |
| | August 2021 | — | — | — | — | 5,188 | 447,828 |
| | November 2020 | 10,438 | 20,878[8] | 74.23 | 11/17/2030 | — | — |
| | November 2020 | — | — | — | — | 3,806[8] | 328,534 |

(1) The aggregate value, rounded to the nearest whole dollar, of each outstanding award of RSUs and PSUs is calculated using the closing price of our Common Stock on July 1, 2022, the last trading day of fiscal 2022, of $86.32.

(2) These options were awarded to the NEO in August 2020 in connection with his annual LTI award. One-third of these options vested on August 20, 2021, with the remainder vesting in equal installments on August 20, 2022 and 2023.

(3) Represents RSUs awarded to the NEO in August 2020 in connection with his annual LTI award. One-third of these RSUs will vest on September 1, 2021, with the remainder vesting in equal installments on September 1, 2022 and 2023. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs–Long Term Incentives—Detailed Information" above for further discussion of these RSUs.

(4) These options were awarded to the NEO in February 2020 in connection with his annual LTI award and his LTI make-whole award. One-third of these options vested on each of August 21, 2020 and 2021, with the remainder vesting on August 21, 2022.

(5) These options were awarded to the NEO in December 2020 in connection with his annual LTI award. These options will vest in three equal installments on December 7, 2021, 2022 and 2023.

(6) Represents RSUs awarded to the NEO in December 2020 in connection with his annual LTI award. These RSUs will vest in three equal installments on January 1, 2022, 2023 and 2024. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs—Long Term Incentives—Detailed Information" above for further discussion of these RSUs.

(7) Half of these options vested on August 21, 2021, with the remainder vesting on August 21, 2022.

(8) These options were awards in November 2020. One-third of these options vested on December 1, 2021 with the remainder vesting each on December 1, 2022 and 2023.

(9) These options were awarded to the NEO in February 2021 in connection with his annual LTI award. These options will vest in three equal installments on February 11, 2022, 2023 and 2024.

**Retirement in Good Standing or Disability.** If the NEO's employment terminates as a result of retirement in good standing or disability, the option awards listed above will remain outstanding, vest and be exercisable in accordance with its terms as if the NEO remained an employee of Sysco.

**Death.** All unvested options will vest immediately upon the death of an NEO while actively employed by Sysco. Furthermore, the options provide that the NEO's estate or designees may exercise the options at any time within three years after his death, but in no event later than the original expiration date.

**Change in Control.** If the Company terminates the NEO's employment within 12 months before, or 24 months following, a change in control of Sysco, then the options listed in the table above will remain outstanding, vest and be exercisable in accordance with their terms as if the NEO had remained an employee of Sysco.

# OPTION EXERCISES AND STOCK VESTED

The following table provides information with respect to aggregate option exercises and the vesting of stock awards during the last fiscal year for each of the NEOs.

| Name | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[2] |
| Kevin P. Hourican | 75,018 | 2,094,503 | 363,498 | 31,282,877 |
| Aaron E. Alt | | | 29,934 | 2,592,508 |
| Greg D. Bertrand | 127,989 | 5,355,270 | 32,468 | 2,814,854 |
| Tim Ørting Jørgensen | | | 11,559 | 996,937 |
| Thomas R. Peck, Jr. | | | 22,356 | 1,950,951 |
| Judith S. Sansone | | | 24,665 | 2,119,956 |

(1) For shares sold immediately upon exercise of the option, we calculated the value realized based on the difference between the actual sales price of the shares underlying the option and the exercise price of the option. Otherwise, we calculated the value realized based on the difference between the fair market value of the Common Stock (i.e., the NYSE closing price on the preceding trading day) and the exercise price of the option.

(2) We computed the value realized upon vesting of RSUs by multiplying the number of shares of common stock underlying RSUs that vested by the NYSE closing price of Sysco's common stock on the last trading day prior to the vesting date. Dividend equivalents with regard to the RSUs that vested during fiscal 2022 were paid in cash at the time of such vesting and are not reflected in this column. We computed the value realized upon the distribution of the shares of common stock underlying the PSUs that vested during fiscal 2022 by multiplying that number of shares by the NYSE closing price of Sysco's common stock on the last trading day prior to the distribution. Dividend equivalents with regard to the PSUs that vested during fiscal 2022 were paid in shares and credited at each dividend payment date.

# FISCAL 2022 NONQUALIFIED DEFERRED COMPENSATION

The following table provides information regarding executive contributions and related company matches, earnings, and account balances under the Executive Deferred Compensation Plan ("EDCP") and the Management Savings Plan ("MSP") for each of the NEOs during fiscal 2022. None of the NEOs made any withdrawals or received any distributions under these plans with respect to fiscal 2022. During fiscal 2022, all NEOs (other than Messrs. Ørting and Peck) were participants in the MSP and only Mr. Bertrand was a participant in the EDCP.

| Name | Applicable Plan | Executive Contributions for Fiscal 2022 ($)[1] | Registrant Contributions for Fiscal 2022 ($)[2] | Aggregate Earnings in Fiscal 2022 ($)[3] | Aggregate Balance at July 2, 2022 ($)[4] |
|---|---|---|---|---|---|
| **Kevin P. Hourican** | MSP | 32,500 | 98,032 | 1,221 | 159,141 |
| | EDCP | — | — | — | — |
| **Aaron E. Alt** | MSP | 55,345 | 51,919 | (18,641) | 117,775 |
| | EDCP | — | — | — | — |
| **Greg D. Bertrand** | MSP | 66,325 | 119,387 | (412,541) | 2,590,124 |
| | EDCP | — | — | 21,702 | 568,154 |
| **Tim Ørting Jørgensen** | MSP | — | — | — | — |
| | EDCP | — | — | — | — |
| **Thomas R. Peck, Jr.** | MSP | — | 46,919 | 313 | 47,232 |
| | EDCP | — | — | — | — |
| **Judith S. Sansone** | MSP | 437,703 | 49,278 | (107,201) | 447,333 |
| | EDCP | — | — | — | — |

(1) For the MSP, the amount shown for each of Mr. Bertrand includes the deferral of a portion of the salary paid to the NEO for fiscal 2022. The amount of such deferred salary is included in the Summary Compensation Table above under the "Salary" column for 2022.

(2) As discussed below, the MSP allows participants to defer a portion of their salary and annual incentive award and provides for Company contributions to participants' accounts, including matching, non-elective and SERP transitional contributions. The amount shown consists of the following Company contributions for each NEO:

| | Match ($) | Non-elective ($) | SERP Transition ($) |
|---|---|---|---|
| *Kevin P. Hourican* | 1,050 | 96,982 | — |
| *Aaron E. Alt* | 25,959 | 25,959 | — |
| *Greg D, Bertrand* | 37,463 | 40,731 | 41,193 |
| *Tim Ørting Jørgensen* | — | — | — |
| *Thomas R. Peck, Jr.* | 1,050 | 45,869 | — |
| *Judith S. Sansone* | 24,639 | 24,639 | — |

(3) The above-market interest portion of these amounts is included in the fiscal 2022 disclosure under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column and footnote (6) of the Summary Compensation Table above, in the following amounts: $12,157 for EDCP and $0 for MSP for Mr. Bertrand.

(4) Portions of the amounts disclosed in this column for Mr. Bertrand have previously been reported in Summary Compensation Tables for prior years, including the following amounts: $17,006 for fiscal 2021, $13,102 for fiscal 2020 and $9,927 for fiscal 2019.

## The Management Savings Plan

Sysco offers the Management Savings Plan (the "MSP") to certain highly compensated employees with the continued opportunity to build retirement savings on a tax-deferred basis through deferrals and Company contributions. The MSP is a competitive plan for nonqualified executive retirement benefits and is designed to supplement the Sysco 401(k) plan. The MSP allows participants, including the NEOs, to defer a portion of their base salary compensation and up to 90% of their annual incentive award. However, the MSP is not applicable to LTI awards. We make contributions to participants' accounts, including non-elective and matching contributions. The MSP allows for deferrals and contributions that would not be permitted under the 401(k) plan due to IRS limits.

In addition, in conjunction with the freeze of accruals in the Supplemental Executive Retirement Plan (the "SERP") in 2013 (discussed below), certain participants (who would otherwise have incurred a sizable loss of future benefits under the SERP) are eligible for transition contributions. Participants direct the investment for both their individual contributions and the Company contributions.

## The Executive Deferred Compensation Plan

Prior to December 31, 2012, Sysco offered the EDCP to provide MIP participants the opportunity to save for retirement and accumulate wealth in a tax-efficient manner beyond savings opportunities under Sysco's 401(k) retirement savings plan. Participants were able to defer up to 100% of their base salary and up to 40% of their MIP bonus, or any bonus paid in lieu of or as a replacement for the MIP bonus, to the EDCP. Sysco did not match any base salary deferrals into the EDCP in fiscal 2022, as deferrals are no longer permitted. Participants who have deferred compensation under the EDCP may choose from a variety of investment options. An executive is always 100% vested in his or her past deferrals and Sysco matches, but any portion of an executive's account attributable to Sysco matches, including associated deemed investment return, and the net investment gain, if any, credited on his or

her deferrals, is subject to forfeiture in certain instances (generally, cause and competing against Sysco). Federal income taxes on all amounts credited under the EDCP will be deferred until payout under current tax law. The EDCP is administered by the CLD Committee.

To mitigate the loss in projected non-qualified retirement benefits, affected individuals were eligible for transitional compensation opportunities, including supplemental contributions to the MSP, for a period of up to ten plan years commencing January 1, 2013, or until the employee ceases employment with Sysco, whichever is earlier. Mr. Bertrand received a supplemental MSP contribution in the third quarter of fiscal 2022 and is the only NEO who participated in the EDCP.

# PENSION BENEFITS

Sysco maintains two defined benefit pension plans. The Sysco Corporation Retirement Plan, or pension plan, is intended to be a tax-qualified plan under the Internal Revenue Code. The Sysco Corporation SERP is not a tax-qualified plan. The pension plan ceased all non-union participant accruals effective December 31, 2012, and the SERP was amended to freeze benefits and stop future accruals effective June 29, 2013. Participants covered by the SERP as of June 29, 2013, were granted accelerated vesting. Those who retire and are not eligible for immediate commencement of their SERP benefit will be deemed 100% vested, with benefits payable upon reaching age 65.

For those who are eligible for a SERP benefit at the time of retirement, an early retirement reduction factor will be used to determine the amount available. As of January 1, 2013, the broad-based, tax-qualified 401(k) plan was enhanced to provide a larger benefit going forward. The following table shows the years of credited service for eligibility purposes (e.g., early retirement rights) and the present value of the accrued benefits for each of the NEOs under each of the pension plan and SERP as of July 2, 2022. Mr. Bertrand is the only NEO who is a participant in either of the Sysco-maintained defined benefit plans.

| Name | Plan Name | Number of Years Credited Service (#) | Present Value of Accumulated Benefit ($) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| **Greg D. Bertrand** | Pension Plan | 31.0 | 469,179 | — |
| | SERP | 31.0 | 2,869,839 | — |

As required by SEC rules, we calculated Mr. Bertrand's accrued benefits under the pension plan by assuming he will remain in service with the Company until age 65, which is the earliest age at which the NEOs can retire without any reduction in benefits. Amounts shown below assume the pension plan benefit will be paid in the form of a life-only annuity with a 5-year guarantee. Amounts for present value purposes assume that 50% will elect the 100% joint-life annuity and 50% will elect a single life-only annuity. Other optional forms of payment are available from the pension plan.

For the SERP, we calculated Mr. Bertrand's accrued benefits by assuming he will remain in service with Sysco until the earliest age he could retire without any reduction in SERP benefits, which is age 58. The amounts shown below and for present value purposes assume the SERP will be paid as a joint-life annuity, reducing to two-thirds upon the death of either the executive or his spouse, with the unreduced payment

guaranteed for 10 years. Members also have the option to elect a life-only annuity with a 10-year guarantee.

We calculated the present value of the accumulated pension plan and SERP benefits based on a 4.91% discount rate for the pension plan and a 4.84% discount rate for the SERP, with a post-retirement mortality assumption based on the Society of Actuaries' Pri-2012 Private Retirement Plans Mortality Table for healthy retirees without collars and the MSS 2022 projection scale.

Following are the estimated accrued benefits earned through the fiscal year ended July 2, 2022, for the pension plan or SERP, as noted. These annual amounts would be payable at the earliest unreduced retirement age, as described above, if the NEO remains in the service of Sysco until such age. Projected benefits that may be earned due to pay and service after the fiscal year ended July 2, 2022, are not included in these estimates.

| Name | Plan Name | Earliest Unreduced Retirement Age | Expected Years of Payments | Estimated Annual Benefit ($) |
|---|---|---|---|---|
| **Greg D. Bertrand** | Pension Plan | 65 | 21.3 | 50,829 |
| | SERP | 58 | 29.9 | 181,996 |

In addition to the above, we provide a temporary Social Security bridge benefit to an executive commencing SERP benefits before age 62, payable until the earlier of age 62 or death. The amount of this monthly benefit for Mr. Bertrand, based on the SERP early retirement assumptions above, is $1,638.

EXECUTIVE COMPENSATION
CEO Pay Ratio

## Pension Plan

The pension plan, which is intended to be tax-qualified, is funded through an irrevocable tax-exempt trust. As noted above, as of January 1, 2013, non-union employees no longer earn additional retirement benefits under the pension plan, so earnings and service after December 31, 2012, were not taken into account for determining non-union participants' accrued benefits under the pension plan.

In general, a participant's accrued benefit is equal to 1.5% times the participant's average monthly eligible earnings for each year or partial year of service with Sysco or a subsidiary. The accrued benefit under the pension plan is expressed in the form of a monthly annuity for the participant's life, beginning at age 65, the plan's normal retirement age, and with payments guaranteed for five years. A participant who remains

with Sysco until at least age 55 with 10 years of service is entitled to early retirement payments. In such case, we reduce the benefit 6.67% per year for the first five years prior to normal retirement age and an additional 3.33% per year for years prior to age 60. Employees vest in the pension plan after five years of service; the amendment to freeze benefit accruals under the pension plan after December 31, 2012, did not impact the service determination for vesting purposes.

Benefits provided under the pension plan are based on compensation up to a limit, which is $305,000 for calendar year 2022, under the Internal Revenue Code. In addition, annual benefits provided under the pension plan may not exceed a limit, which is $245,000 for calendar year 2022, under the Internal Revenue Code.

## Supplemental Executive Retirement Plan

We maintain a supplemental executive retirement plan, which we refer to as the SERP, to provide for retirement benefits beyond the amounts available under Sysco's various broad-based U.S. and Canadian pension plans. Mr. Bertrand is the only NEO who participates in the SERP. We intend for the SERP to comply with Section 409A of the Internal Revenue Code in both form and operation. The SERP is an unsecured obligation of Sysco and is not qualified for tax purposes.

The SERP was amended to freeze benefits and stop future accruals effective June 29, 2013. Participants covered by the SERP as of that date were granted accelerated vesting. Those who retire and are not eligible for immediate commencement of their SERP benefit will be deemed 100% vested, with benefits payable upon reaching age 65. For those who are eligible for a SERP benefit at the time of retirement, an early retirement reduction factor will be used to determine the amount available.

The SERP was designed to provide, in combination with other retirement benefits, 50% of an executive's final average compensation, provided an executive had at least 20 years of Sysco service, including service with an acquired company. "Other retirement benefits" include Social Security, benefits from the pension plan, and employer contributions under Sysco's 401(k) plan and similar qualified plans of acquired companies. We reduce the gross accrued benefit of 50% of final average compensation

by 5% per year for each year of Sysco service, including service with an acquired company, of less than 20 years. For purposes of this service calculation, Sysco service was frozen effective June 29, 2013. Additionally, final average compensation is determined using the monthly average of a participant's eligible earnings for the last 10 fiscal years prior to June 29, 2013, or the date the participant ceases to be covered under the SERP, if earlier. With respect to the determination of a participant's accrued benefit as of June 28, 2008, as discussed below, final average compensation is determined using the monthly average of a participant's eligible earnings for the highest 5 of the 10 fiscal years prior to, and including, the fiscal year ended June 28, 2008.

The term "eligible earnings" refers to compensation taken into account for SERP purposes. As discussed below, beginning with fiscal 2009, the portion of a participant's MIP bonus counted as eligible earnings is capped at 150% of the participant's rate of base salary as of the last day of the applicable fiscal year. Eligible earnings for fiscal years prior to fiscal 2009, including eligible earnings for purposes of determining a participant's accrued benefit as of June 28, 2008, as discussed below, are not affected by this plan change. The definition of eligible earnings that places a cap on the MIP bonus for fiscal years after fiscal 2008 will be used in all benefit calculations except for certain death benefit calculations and a participant's accrued benefit as of June 28, 2008.

# CEO PAY RATIO

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and related SEC rules, we are providing the following information about the ratio of the annual total compensation, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation

S-K (the "Annual Total Compensation"), of our CEO, Kevin P. Hourican, and the Annual Total Compensation of our median employee.

For fiscal 2022:

| | |
|---|---|
| **The Annual Total Compensation of our CEO** | $ 13,656,506 |
| **The Annual Total Compensation of our Median Employee** | $ 83,737.43 |
| **The Ratio of the CEO's to the Median Employee's Annual Total Compensation** | 163.1 |

In accordance with Instruction 2 to Item 402(u) of Regulation S-K, because there had been no change in our employee population or employee compensation arrangements in the past fiscal year that we reasonably believed would result in a significant change to our CEO pay ratio disclosure, we elected to utilize the same median employee that we had identified for fiscal 2021 to calculate our fiscal 2022 CEO pay ratio.

See our 2021 proxy statement for information regarding the process we utilized to identify our "median employee."

We then identified and calculated the elements of the median employee's total compensation for fiscal 2022 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in Annual

Total Compensation of $83,737.43. With respect to the Annual Total Compensation of our CEO, we used the amount reported in the "Total" column of our 2022 Summary Compensation Table.

Because the SEC rules for identifying the median employee and calculating the CEO pay ratio allow companies to use different methodologies, exemptions, estimates, and assumptions, our disclosure may not be comparable to the CEO pay ratios reported by other companies. However, we believe our CEO pay ratio is a reasonable estimate calculated in a manner consistent with the applicable SEC rules.

# QUANTIFICATION OF TERMINATION/CHANGE IN CONTROL PAYMENTS

We have entered into certain agreements and maintain certain plans that will require us to provide compensation for the NEOs in the event of specified terminations of their employment or upon a change in control of Sysco. We have listed the amount of compensation we would be required to pay to each NEO in each situation in the tables below. Amounts included in the tables are estimates and are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Due to the number of factors that affect the nature and amount of any benefits provided, any actual amounts we pay or distribute may differ materially from the amounts set forth below. Factors that could affect these amounts include the timing during the year of any such event, the amount of future bonuses, the value of our stock on the date of the change in control, and the ages and life expectancy of each executive and his or her spouse. The amounts shown in the tables below assume that the event that triggered the payment occurred on July 2, 2022. All amounts shown represent total payments, except as otherwise noted. We expect to time the payment of all amounts shown to comply with Section 409A of the Internal Revenue Code.

## KEVIN P. HOURICAN

| Termination Scenario | Severance Payment ($) | Payments and Benefits Under SERP ($)[1] | PSU Payments ($)[2] | Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units ($)[3] | Insurance Payments ($)[4] | Other ($)[5] |
|---|---|---|---|---|---|---|
| Retirement | — | — | N/A[7] | N/A[7] | N/A[7] | N/A[7] |
| Death | — | — | 5,700,073 | 12,526,220 | 1,200,000 | 70,363 |
| Disability | — | — | 5,700,073 | 12,526,220 | 5,571,000 | 70,363 |
| Voluntary Resignation | — | — | — | — | — | — |
| Termination for Cause | — | — | — | — | — | — |
| Involuntary Termination w/o Cause, or Resignation for Good Reason | 6,500,000 | — | — | — | 20,053 | 70,363 |
| Change in Control w/o Termination[6] | — | — | — | — | — | — |
| Termination w/o Cause following a Change in Control[6] | 9,750,000 | — | 5,700,073 | 12,526,220 | 30,079 | 70,363 |

## AARON E. ALT

| Termination Scenario | Severance Payment ($) | Payments and Benefits Under SERP ($)[1] | PSU Payments ($)[2] | Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units ($)[3] | Insurance Payments ($)[4] | Other ($)[5] |
|---|---|---|---|---|---|---|
| Retirement | — | — | N/A[7] | N/A[7] | N/A[7] | N/A[7] |
| Death | — | — | 1,471,545 | 1,648,680 | 1,200,000 | 25,248 |
| Disability | — | — | 1,471,545 | 1,648,680 | 4,946,000 | 25,248 |
| Voluntary Resignation | — | — | — | — | — | — |
| Termination for Cause | — | — | — | — | — | — |
| Involuntary Termination w/o Cause, or Resignation for Good Reason | 1,588,750 | — | — | — | 15,040 | 50,248 |
| Change in Control w/o Termination[6] | — | — | — | — | — | — |
| Termination w/o Cause following a Change in Control[6] | 3,177,500 | — | 1,471,545 | 1,648,680 | 15,040 | 50,248 |

## GREG D. BERTRAND

| Termination Scenario | Severance Payment ($) | Payments and Benefits Under SERP ($)[1] | PSU Payments ($)[2] | Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units ($)[3] | Insurance Payments ($)[4] | Other ($)[5] |
|---|---|---|---|---|---|---|
| Retirement | — | 2,870,901 | 435,100 | 2,183,797 | — | 51,385 |
| Death | — | 2,733,871 | 2,139,600 | 2,629,577 | 1,200,000 | 51,385 |
| Disability | — | 2,870,901 | 2,139,600 | 2,629,577 | 2,287,000 | 51,385 |
| Voluntary Resignation | — | 2,870,901 | — | 2,183,797 | — | — |
| Termination for Cause | — | — | — | — | — | — |
| Involuntary Termination w/o Cause, or Resignation for Good Reason | 1,404,080 | 2,870,901 | 839,054 | 2,183,797 | 15,040 | 76,385 |
| Change in Control w/o Termination[6] | — | — | — | — | — | — |
| Termination w/o Cause following a Change in Control[6] | 3,159,180 | 2,870,901 | 3,808,539 | 2,629,577 | 15,040 | 76,385 |

## THOMAS R. PECK, JR.

| Termination Scenario | Severance Payment ($) | Payments and Benefits Under SERP ($)[1] | PSU Payments ($)[2] | Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units ($)[3] | Insurance Payments ($)[4] | Other ($)[5] |
|---|---|---|---|---|---|---|
| Retirement | — | — | N/A[7] | N/A[7] | N/A[7] | N/A[7] |
| Death | — | — | 1,139,295 | 1,309,696 | 1,200,000 | 26,955 |
| Disability | — | — | 1,139,295 | 1,309,696 | 3,275,000 | 26,955 |
| Voluntary Resignation | — | — | — | — | — | — |
| Termination for Cause | — | — | — | — | — | — |
| Involuntary Termination w/o Cause, or Resignation for Good Reason | 1,332,500 | — | — | — | 9,450 | 51,955 |
| Change in Control w/o Termination[6] | — | — | — | — | — | — |
| Termination w/o Cause following a Change in Control[6] | 2,665,000 | — | 1,139.295 | 1,309,696 | 9,450 | 51,955 |

## JUDITH S. SANSONE

| Termination Scenario | Severance Payment ($) | Payments and Benefits Under SERP ($)[1] | PSU Payments ($)[2] | Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units ($)[3] | Insurance Payments ($)[4] | Other ($)[5] |
|---|---|---|---|---|---|---|
| Retirement | — | — | N/A[7] | N/A[7] | N/A[7] | N/A[7] |
| Death | — | — | 1,139,295 | 1,386,569 | 1,200,000 | 26,955 |
| Disability | — | — | 1,139,295 | 1,386,569 | 888,000 | 26,955 |
| Voluntary Resignation | — | — | — | — | — | — |
| Termination for Cause | — | — | — | — | — | — |
| Involuntary Termination w/o Cause, or Resignation for Good Reason | 1,332,500 | — | — | — | 6,490 | 51,955 |
| Change in Control w/o Termination[6] | — | — | — | — | — | — |
| Termination w/o Cause following a Change in Control[6] | 2,665,000 | — | 1,139,295 | 1,386,569 | 6,490 | 51,955 |

(1) All amounts shown are present values of eligible benefits as of July 2, 2022, calculated using an annual discount rate of 4.84%, which represents the rate used in determining the values disclosed in the "Pension Benefits" table above. See "Pension Benefits" above for a discussion of the terms of the SERP and the assumptions used in calculating the present values contained in the table. The amount and expected number of benefit payments to each executive are based on each respective termination event, the form of payment, the age of the executive and his or her spouse, and mortality assumptions. During the SERP payout period, a participant's remaining benefit under the SERP may be subject to forfeiture under certain circumstances if the committee administering the SERP finds that the participant has engaged in competition with the Company, solicited business of the Company, made disparaging remarks about the Company or misappropriated trade secrets or confidential information of the Company. Following are specific notes regarding benefits payable to Mr. Bertrand, the only NEO who participates in the SERP:

- **Death** — If an active participant dies, the participant's spouse will receive a monthly benefit payable for life with 120 monthly payments guaranteed. The amounts shown reflect payments as follows:

| | Estimated # of Payments | Amount of Payment | Payment Frequency |
|---|---|---|---|
| **Greg D. Bertrand** | 363 | $ 14,964 | Monthly |

- **Disability; Involuntary Termination without Cause, or Resignation for Good Reason; Termination without Cause following a Change in Control** — The amounts shown reflect the following monthly payments:

| Name | Disability, Involuntary Termination without Cause, or Resignation for Good Reason | | Termination without Cause following a Change in Control | |
|---|---|---|---|---|
| | Estimated # of Payments | Amount of Payment | Estimated # of Payments | Amount of Payment |
| **Greg D. Bertrand** | 378 | $ 14,845 | 378 | $ 14,845 |

- **Change in Control without Termination** — Benefit payments are not triggered.

(2) The amounts shown include payment with respect to the PSU awards made in August 2021 (with a fiscal 2022 -2024 performance period). For purposes of this disclosure, and in accordance with the documents governing the PSUs, our calculations reflect the following assumptions:

**Retirement:** Amounts reflect the pro-rated estimated value of the PSU awards based on forecasted company performance with regard to the applicable performance criteria. The PSU awards are pro-rated for the number of whole fiscal months during the performance period during which the executive was actively employed. The pro rata factor used was 33.5% for the PSUs issued in August 2021.

**Death:** Amounts reflect the estimated value of the PSU awards based on Company performance assumed at "target."

**Disability:** Amounts reflect the estimated value of the PSU awards based on forecasted Company performance with regard to the applicable performance criteria.

**Change in Control without Termination:** PSUs are not subject to accelerated vesting under this scenario.

**Termination Without Cause Following Change in Control:** Amounts reflect the estimated value of the PSU awards based on Company performance assumed at "target."

(3) The amounts shown include the value of unvested accelerated RSUs, valued at the closing price of Sysco Common Stock on the NYSE on July 1, 2022, the last business day of our 2022 fiscal year, plus the difference between the exercise prices of unvested accelerated options and the closing price of Sysco Common Stock on the NYSE on July 1, 2022 multiplied by the number of such options outstanding. See "Outstanding Equity Awards at Fiscal Year-End" for disclosure of the events causing an acceleration of outstanding unvested options and RSUs. For each termination scenario, assumes accelerated vesting of all unvested RSUs and stock options that are subject to accelerated vesting based on such scenario.

(4) Th amounts shown include payments we will make in connection with additional life insurance coverage, long-term disability coverage and long-term care insurance. In the event of death, a lump sum Basic Life Insurance benefit is payable in an amount equal to $150,000. An additional benefit is paid in an amount equal to two times the executive's base salary at the beginning of the year in which the death occurred, subject to a maximum of $1,050,000. The value of the benefits payable is doubled in the event of an accidental death. In the event of disability, a maximum monthly Long-Term Disability benefit of $30,000 would be payable to age 65, following a 180-day elimination period. The amounts for Mr. Hourican associated with either (i) "Involuntary Termination w/o Cause, or Resignation for Good Reason" and (ii) "Termination w/o Cause following a Change in Control" represent the value of the continuation of Mr. Hourican's health benefits under the Company's group health plans for a period of two years and three years, respectively, following his separation of employment with Sysco.

(5) Includes retiree medical benefits, the payment of accrued but unused vacation and outplacement services for all NEOs. Messrs. Alt, Bertrand, and Peck and Ms. Sansone are eligible to receive outplacement services for involuntary termination w/o cause or resignation for good reason or termination w/o cause following a change in control.

(6) As a result of the assumption that the change in control occurred on July 2, 2022, the NEOs would not have received any incremental benefit with respect to their 2H22 incentive awards under the 2022 STIP.

(7) Indicates that the NEO did not qualify for retirement with respect to the applicable compensation component as of July 2, 2022.

# REPORT OF THE AUDIT COMMITTEE

Sysco's Audit Committee reports to, and acts on behalf of, the Board of Directors, and is composed of five directors who each satisfy the independence, financial literacy and other requirements of the New York Stock Exchange listing standards and the U.S. federal securities laws. The role of the Audit Committee is to assist the Board in its oversight of:

- Compliance with legal and regulatory requirements;
- Corporate accounting;
- Reporting practices;
- The integrity of the Company's financial statements;
- The qualifications, independence and performance of Ernst & Young LLP, Sysco's independent registered public accounting firm ("Ernst & Young");
- The performance of Sysco's internal audit function; and
- Risk assessment and risk management.

During fiscal year 2022, the Audit Committee held nine meetings and fulfilled all of its responsibilities as set forth in the committee's charter, including:

- Reviewing with Ernst & Young and the internal auditors the overall scope and plans for their respective audits for the fiscal year;
- Approving all audit engagement fees and terms, as well as permissible non-audit engagements with Ernst & Young (please refer to "Fees Paid to Independent Registered Public Accounting Firm" below for a detailed discussion of such fees and related approvals);
- Reviewing the experience and qualifications of the senior members of Ernst & Young's audit team;
- Assuring the regular rotation of Ernst & Young's lead audit partner as required by law, and considering whether there should be rotation of the independent registered public accounting firm itself;
- Reviewing and discussing with management the earnings press releases prior to release to the public;
- Meeting with Ernst & Young and the internal auditors, with and without management present, to discuss the adequacy and effectiveness of Sysco's internal control over financial reporting and the overall quality of the Company's financial reporting; and
- Meeting independently with each of Sysco's Chief Executive Officer and Sysco's Chief Financial Officer and Chief Accounting Officer.

As required by its charter, the Audit Committee has also met and held discussions with management and Ernst & Young regarding Sysco's audited consolidated financial statements for the fiscal year ended July 2, 2022. Management represented to the Audit Committee that Sysco's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and Ernst & Young. The Audit Committee also discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU Sec. 380), as modified or supplemented. Ernst & Young provided to the Audit Committee the written disclosures and the letter required by Public Company Accounting Oversight Board Rule 3526, "Communication with Audit Committees Concerning Independence", as modified or supplemented, and the Audit Committee discussed with Ernst & Young that firm's independence.

Based on the Audit Committee's discussion with management and Ernst & Young and the Audit Committee's review of the representations of management and Ernst & Young's report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Sysco's Annual Report on Form 10-K for the fiscal year ended July 2, 2022 for filing with the Securities and Exchange Commission.

**AUDIT COMMITTEE**

Bradley M. Halverson, Chairman
Ali Dibadj
Jill M. Golder
John M. Hinshaw
Hans-Joachim Koerber

# FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees billed for professional audit services rendered by Ernst & Young LLP ("Ernst & Young") for the audit of Sysco's annual financial statements for fiscal 2022 and 2021, as well as other services rendered by Ernst & Young during those periods (all of which services were approved by the Audit Committee in accordance with the Pre-approval Policy described below):

|  | Fiscal 2022 ($) | Fiscal 2021 ($) |
|---|---|---|
| **Audit Fees[1]** | **8,620,000** | 8,244,500 |
| **Audit-Related Fees[2]** | **35,000** | 150,000 |
| **Tax Fees[3]** | **2,073,086** | 2,790,425 |
| **All Other Fees[4]** | **7,959** | 8,219 |

(1) Audit fees consisted of fees for the audit and quarterly reviews of the consolidated financial statements (including an audit of the effectiveness of the Company's internal control over financial reporting), assistance with and review of documents filed with the SEC, and statutory audits.

(2) Audit-related fees consisted of fees for the audit of the Company's benefit plan and other audit-related services.

(3) For fiscal 2022, tax fees consisted of $2.0 million related to tax compliance services and $0.1 million related to other tax-related services. For fiscal 2021, tax fees consisted of $2.4 million related to tax compliance services and $0.4 million related to other tax-related services.

(4) All Other Fees consisted of fees paid for access to online interpretive accounting guidance.

## PRE-APPROVAL POLICY

It is the Audit Committee's policy to comply with Section 10A(i) of the Exchange Act, which requires the Audit Committee to pre-approve all services, including audit services and permissible audit-related, tax and non-audit services, to be provided by Ernst & Young to the Company, subject to an exception for certain permitted, *de minimis* non-audit services that are approved by the Audit Committee prior to completion of the audit. The Audit Committee has established procedures authorizing the Audit Committee chairman to approve the engagement of Ernst & Young to provide permitted non-audit services, provided that such pre-approval is reported to the Audit Committee at the next regular meeting and subject to the Audit Committee's authority to withdraw such pre-approval. During fiscal 2022, Ernst & Young did not provide any services prohibited under the Sarbanes-Oxley Act of 2002.

# RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS SYSCO'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (ITEM 3)

The Audit Committee of the Board has appointed Ernst & Young as Sysco's independent registered public accounting firm for fiscal 2023. Ernst & Young LLP has served as the Company's independent registered public accounting firm, providing auditing, financial and tax services, since fiscal 2002. In determining to appoint Ernst & Young, the Audit Committee carefully considered Ernst & Young's past performance for the Company, its independence with respect to the services to be performed and its general reputation for adherence to professional auditing standards.

Although the Company is not required to seek ratification, the Audit Committee and the Board believe it is sound corporate governance to

do so. If stockholders do not ratify the appointment of Ernst & Young, the current appointment will stand, but the Audit Committee will consider the stockholders' action in determining whether to appoint Ernst & Young as the Company's independent registered public accounting firm for fiscal 2024.

Representatives of Ernst & Young will attend the Annual Meeting and will have the opportunity to make a statement if they wish. They will also be available to respond to appropriate questions.

## REQUIRED VOTE

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly, abstentions and broker non-votes will not be relevant to the outcome.

 The Board unanimously recommends a vote "**FOR**" the ratification of the appointment of the independent registered public accounting firm for fiscal 2023.

# STOCKHOLDER PROPOSAL (ITEM 4)

The International Brotherhood of Teamsters General Fund of 25 Louisiana Avenue, NW, Washington, D.C. 20001, owner of $2,000 of Sysco common stock, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Sysco accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

**RESOLVED:** That shareholders of Sysco Corp. (the "Company"), urge the Board of Directors to oversee a third-party audit analyzing the adverse impact of Sysco's policies and practices on the civil rights of company stakeholders above and beyond legal and regulatory matters, and to provide recommendations for improving the Company's civil rights impact. Input from civil rights organizations, employees, customers and other stakeholders should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information , should be publicly disclosed on Sysco's website.

**SUPPPORTING STATEMENT:**
Recently, the racial justice movement together with the disproportionate impacts of the COVID-19 pandemic have focused the public's and policy makers' attention on civil rights and gender and racial equity issues. In response to the racial justice protests, according to the Company's 2021 Corporate Social Responsibility Report, Sysco established a three-year "Inclusion & Diversity Roadmap," conducted "listening sessions," created a "Global Diversity, Equity & Inclusion Advisory Council" to assist in that process and set a goal to increase U.S. associate ethnic and gender diversity to 62% by 2025.

These efforts, and their associated disclosures, are commendable but insufficient. That is why we recommend an independent audit of the sort conducted in recent years at companies such as Starbucks and Airbnb. An independent audit conducted by persons with broad civil rights expertise, would examine not simply employment statistics, but any companies practices or policies that may unconsciously contribute to disparities and undercut achievement of Sysco's stated goals of diversity, equity, and inclusion.

Moreover, current disclosures are inadequate for assessing the efficacy of the Company's current practices and commitments. For instance, there is no explanation of how the company came up with its 2025 ethnic and gender diversity goal, or why it aggregated ethnicity and gender representation in a single goal. In addition, a breakdown of ethnic diversity across the Company is provided only at a high level of generality -- a comparison between U.S. "managers" and the overall "workforce," rather than, for example, across various job categories.

Taken on their own terms, the statistics are nevertheless worrisome. For instance, almost half the U.S. workforce is racially diverse, yet almost three quarters of U.S. managers are white; and, while the Company says that 50% of its executive leadership team is gender and racially diverse, it does not break out the relative contributions of race and gender.

Against this backdrop, a third-party audit would help assess the effectiveness of the Company's stated goals and examine more closely any practices that could affect racial and gender equity, inclusion, and diversity at various levels throughout the Company.

# BOARD OF DIRECTORS' STATEMENT IN OPPOSITION OF THE PROPOSAL

 The Board unanimously recommends a vote "**AGAINST**" the stockholder proposal.

The Board has carefully considered the stockholder proposal and, for the reasons described below, believes that the implementation of the proposal is unnecessary and not in the best interests of the Company or its stockholders.

At all levels of its organization, the Company works to cultivate a diverse, equitable and inclusive culture through ongoing education, open dialogue and engagement efforts. The Board knows that Sysco's associates and future talent care deeply about how the Company engages with its associates, customers, suppliers, and the communities it serves, and Diversity, Equity & Inclusion (DEI) has become a valuable tool in the Company's recruiting and retention efforts. As discussed below, the Board and management are already proactively engaged in transparently implementing Sysco's three-year DEI Roadmap. While these efforts remain underway, the Board believes that the wisest use of

Company time and resources is not to slow Sysco's progress by diverting critical resources, but instead to concentrate on achieving the current DEI Roadmap in the best interests of the Company and its stockholders.

**As noted by the proponent, the Company is currently executing against its three-year DEI Roadmap. Further, the Company is already participating in a series of annual benchmarking surveys designed to assess the effectiveness of its DEI efforts, all of which are conducted by disinterested third-party organizations keenly focused on DEI principles — a practice akin to the third-party audit sought via the proposal.**

**The Company believes focusing resources on the execution of our DEI Roadmap is a critical first step and lays a solid foundation to achieve our DEI goals. Diverting resources to conduct an additional third-party audit prior to completion of the initiatives identified in Sysco's DEI Roadmap would be premature and may disrupt, delay, or divert attention away from these important ongoing efforts.**

In 2021, the Company invested in the establishment of a dedicated DEI team, under the leadership of Sysco's Chief Diversity Officer. The DEI team finalized its three-year roadmap in late 2021, with assistance from the Global DEI Advisory Council, in furtherance of the Board's vision for the Company to create an equitable and inclusive workplace and a diverse workforce that reflects the customers and communities it serves. With this goal in mind, the DEI Roadmap's year-one strategic priorities are as follows:

1. **DEI Fundamentals** (*e.g.*, level-setting the organization, to include aligning around formal Sysco DEI definitions, creating branding collateral, and designing/delivering DEI 101 curriculum for leaders)

2. **Talent Acquisition** (*e.g.*, assessing the talent acquisition process in high-turnover roles for DEI gaps, establishing candidate slate diversity ambitions, and strengthening strategic partnerships to increase the diversity of talent pipelines)

3. **Talent Retention** (*e.g.*, developing action plans to address DEI-related gaps identified in annual associate engagement survey, initiating expansion of Associate Resource Groups (ARGs) to field-based locations, and partnering with our Culture & Engagement team to ensure the exit interview process collects DEI-related insights)

4. **DEI Data Analytics** (*e.g.*, enhancing global DEI data tracking and reporting and creating our inaugural DEI Annual Report)

5. **Community Partnerships** (*e.g.*, prioritizing key partnerships that position the Company as an employer of choice and continuing to enhance the Company's external brand recognition by participating in key award and recognition efforts)

Despite the relative newness of the DEI Roadmap, the Company has made significant progress in the last year, including, but not limited to the following, all of which will be disclosed in Sysco's very first DEI report this fall:

- Achieved 62% gender and ethnically diverse U.S. workforce ahead of 2025 goal

- Developed and implemented DEI scorecards for all Executive Leadership Team members, linking DEI-related performance to compensation

- Established an ESG strategic bonus objective under Sysco's Annual Incentive Plan for fiscal 2023, which includes Global Gender Representation and Diverse Candidate Pool performance metrics and represents 10% of the total annual incentive opportunity

- Added an Associate Resource Group for Indigenous peoples and allies, bringing the total number of Associate Resource Groups to 11:

  - APEX: Elevating the growth of Pan-Asian associates
  - BRIDGE: Driving intergenerational connection
  - Catalyst: Cultivating and supporting Black associates
  - Emerging Leaders: Empowering leaders to achieve their maximum potential through career development
  - Food for Thought: Raising awareness of mental wellness in the workplace

- IMPACT: Empowering and supporting female associates
- Spectrum: Bringing together LGBTQ+ associates and allies
- Veterans Outreach: Connecting and celebrating U.S. military veterans
- MINDS: Raising awareness of and providing resources regarding neurodiversity
- HART: Providing advocacy and resources for Hispanic associates
- Circle: Creating community for Indigenous peoples

- Developed formal partnerships with the five (5) major councils certifying diverse suppliers

- Hosted the Company's first Supplier Diversity Summit and formalized a Diverse Supplier Mentorship Program

- Mobilized the Company's more than 200 DEI Ambassadors

- Promoted DEI in the broader culinary community through strategic partnerships with organizations like *Let's Talk Womxn*, *Black Restaurant Weeks*, and *Latin Restaurant Weeks*

- Participated in eight (8) external benchmarking surveys to establish a baseline relative to DEI practices and better understand areas of opportunity

While the proponent challenges the Company's efforts as "commendable but insufficient," the proponent fails to explain how interrupting these ongoing efforts with another third-party review, in addition to or in place of those already underway, would better serve the interests of Company stakeholders.

In the future, a third-party audit assessing the civil rights impacts of the Company's policies and practices may indeed be one initiative the Board undertakes to assess the effectiveness of the Company's ongoing DEI efforts. However, third-party civil rights audits of the type requested by the proponent are relatively new initiatives. Until auditors have established best practices and methodologies, the Board believes that, at present, Company resources would be best directed toward its ongoing DEI efforts — including continuing to participate in the aforementioned external benchmarking surveys that assess the effectiveness of those efforts on an annual basis.

**The Board shares the proponent's goal of affecting "racial and gender equity, inclusion, and diversity at various levels throughout the Company" and has empowered its Chief Diversity and Culture Officer and Sysco's Global DEI Advisory Council to advance the Company's DEI efforts.**

Under the Board's leadership, over the past three years Sysco has tripled the number of ethnically diverse corporate officers and nearly doubled the number of gender diverse corporate officers leading the Company. Further, the Board has empowered a Global Diversity, Equity and Inclusion Advisory Council to continue advancing the Company's DEI efforts. In light of this progress with Sysco's DEI efforts, the Board believes that Sysco possesses the appropriate in-house expertise to conduct internal reviews consistent with the spirit of the proponent's proposal.

# REQUIRED VOTE

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly, abstentions and broker non-votes will not be relevant to the outcome.

 For the reasons described above, the Board unanimously recommends that you vote "**AGAINST**" this proposal.

# STOCKHOLDER PROPOSAL (ITEM 5)

The Shareholder Association for Research & Education ("SHARE") on behalf of Fondation Lucie et André Chagnon, owner of $25,000 of Sysco common stock, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Sysco accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

**RESOLVED:** Shareholders request the Board of Directors of Sysco Corporation ("Sysco" or the "Company") to identify salient supply chain risks by extending its third-party assessments to audit Sysco Brand approved suppliers operating in the U.S. and internationally, including identifying risks to migrant workers employed by Sysco suppliers. The results of the assessments, at reasonable cost and omitting proprietary information, should be publicly available on Sysco's website.

**SUPPPORTING STATEMENT:**
Sysco is the global leader in selling and distributing food products to its customers around the world. Many of its suppliers employ migrant workers in countries with insufficient laws to protect the rights of migrant workers.

Migrant workers are particularly vulnerable to abuse. For example, third-party agencies may charge oppressive and illegal recruitment fees to migrant workers, and while it is prohibited by international—and often domestic—laws, such a practice is significantly widespread. Migrant workers are also exposed to hazardous and precarious working conditions.

Such abuses could expose Sysco and its shareholders to significant reputational and legal risks. Despite these risks, Sysco's existing disclosures, policies and practices appear to be insufficient in identifying and addressing the actual and potential human rights impacts on migrant workers in its U.S. and international supply chain. For example, while Sysco's Supplier Code of Conduct outlines labour requirements, such as prohibiting illegal recruitment fees, it does not clarify how it monitors suppliers' compliance with the Code.

Additionally, while Sysco says it conducts third-party assessments on all approved suppliers in high-risk Latin American and Asian countries, Sysco does not clarify if migrant workers' rights are included in these assessments. Generally, migrant workers are employed through recruitment agencies and therefore, are excluded from suppliers' workforce despite accounting for a significant portion of workers' headcount. In many cases, this allows suppliers to sever themselves from the t workforce responsibility and exclude them from social audits.

Sysco's third-party assessment does not cover countries outside of Latin America and Asia. Abuse of migrant worker rights has been also documented in countries with strong human rights and labour laws. For example, in Canada, migrant workers have alleged abuses such as wage theft, inadequate housing, and exploitation. Migrant workers in Canada also have fewer rights and limited access to services. In the UK, a survey found that 22% of migrant workers "alleged ill treatment by farm managers, including racism, discrimination or mistreatment on grounds of nationality."

Considering the risks described above, shareholders would benefit from additional rights due diligence and disclosure on migrant workers' rights. Assessing Sysco's U.S. and international suppliers for supply chain risks, beyond its suppliers operating in high-risk Latin American and Asian countries, is the most effective way to 1) identify any adverse impacts stemming from its business partnerships; 2) ensure the rights of migrant workers are respected throughout its supply chain and 3) ensure alignment of Sysco's existing policies and practices with international human rights standards and principles.

# BOARD OF DIRECTORS' STATEMENT IN OPPOSITION OF THE PROPOSAL

 The Board unanimously recommends a vote "**AGAINST**" the stockholder proposal.

The Board has carefully considered the stockholder proposal and, for the reasons described below, believes that the implementation of the proposal is unnecessary and not in the best interests of the Company or its stockholders.

**The Sysco Corporation Supplier Code of Conduct ("Supplier COC"), which is provided on the Company's website, sysco.com, describes the legal, moral and ethical standards it expects from each of its suppliers throughout the Company's global operations and each of their subcontractors and supply chain providers that ultimately supply goods and services to the Company.**

The protection of human rights is a cornerstone of Sysco's Corporate Social Responsibility ("CSR") strategy, and Sysco expressly prohibits the abuse of foreign or migrant workers, including through the use of oppressive and illegal recruitment fees. Company management closely monitors and assesses compliance with the Supplier COC, and if a supplier is found to be in violation, that supplier is required to implement a corrective action plan or terminate its business relationship with Sysco altogether.

As emphasized by the proponent, Sysco is "the global leader in selling and distributing food products to its customers around the world." In this leading capacity, Company management continually strives to identify new and more impactful ways to drive improvement in human rights throughout Sysco's supply chain. The Supplier COC requires suppliers to follow national, state, regional and local laws and regulations in the countries in which they operate, and specifically sets forth the following core tenets for the treatment of workers:

- **Human Rights.** The supplier shall not violate basic human rights.
- **Child Labor.** All of the supplier's employees will be of legal age established by local law.

- **Freedom of Association.** The supplier will give its employees the right to freely associate and organize and to legally bargain collectively.

- **Forced Labor or Physical Coercion.** Sysco will not tolerate any practice of forced, bonded, indentured, or slave labor or the use of physical or mental coercion or corporal punishment.

- **Foreign or Migrant Workers.** If foreign or migrant workers are working for the supplier, it must follow the labor and immigration laws of the host country. Before hiring, the basic terms of the employment must be provided to the workers in a language they understand. Workers will be able to keep their own passports and other forms of personal identification, which are never to be withheld by the supplier or any third party.

- **Wages and Benefits.** The supplier will comply with all legal employment and labor requirements, including those relating to minimum wage and overtime. In countries that set a maximum work week, the supplier will comply with those requirements.

- **Recruitment Fees.** The supplier shall not require workers to pay recruitment and/or hiring-related fees to employers, agents or labor broker outside legally allowed fees. All fees charged to workers must be disclosed in advance and documented in a language that the workers understand.

- **Discrimination.** The supplier must not discriminate on the basis of race, gender, religion, ethnicity, sexual orientation, nationality, or political beliefs.

**Sysco monitors compliance with the Supplier COC through a risk-based audit program and utilizes audit findings to develop and implement improvement plans for Sysco-brand suppliers as part of the Company's focus on continuous improvement.**

All Sysco-brand approved suppliers in high-risk Latin American and Asian countries must undergo third-party audits to identify potential risks relating to wages, working hours, discrimination, worker safety, living conditions and child and forced labor. Further, to do business with Sysco, audited suppliers must agree to allow Sysco (and Sysco's independent third party representatives and agents) unrestricted access to each of the supplier's facilities and to all relevant records in order to monitor compliance with the Supplier COC.

During fiscal 2021, 165 audits were conducted in 19 countries. This total included 35 initial audits of newly approved supplier facilities. Among suppliers that had participated in the program for multiple years, 65% demonstrated improvement when compared to their previous audit. Additionally, 16 facilities achieved a perfect score in fiscal 2021, while 35% received a lower rating than the previous year. Through the Company's audits, five locations were suspended from working with Sysco based on their audit results, with three reinstated after implementing corrective action plans and undergoing a second audit to confirm the effectiveness of their efforts. Similar results for the Company's fiscal 2022 audit program will be disclosed in Sysco's next annual CSR Report.

The proponent has not provided any evidence of Sysco selling private label or other brands' products made in violation of the rights of migrant workers, and based on Sysco's own annual audits and the corrective actions outlined above, Company management is confident that human rights risks have been mitigated and working conditions have improved within all audited facilities.

**The Board shares the proponent's objective to monitor the supply chain risks of Sysco's suppliers more closely, and Sysco has established a 2025 goal of ensuring that all first-tier, high-risk suppliers (irrespective of jurisdiction) abide by Sysco's Supplier COC principles. The Board believes that a risk-based and magnitude-oriented approach to enhancing Sysco's compliance audit program will result in a more meaningful impact than the proponent's requested measure. Accordingly, the Board believes that the Company's 2025 goal (and progress thereto) renders the proposal duplicative and unnecessary.**

The Company has transparently disclosed its 2025 goal to ensure that all first-tier, high-risk suppliers abide by the principles set forth in Sysco's Supplier COC, in furtherance of the Board's vision to ensure that respect for human rights is embedded into the Company's own operations and global supply chain. The intent of Sysco's 2025 goal is to ultimately expand the Company's current risk-based audit program to enhance compliance: (1) beyond geography-specific criteria and/or (2) to include suppliers of non-Sysco-brand products. Company management intends for Sysco to stratify "risk" based upon multiple risk factors and, consequently, develop a compliance program that will reflect a multi-level approach to compliance review; *e.g.*, based upon factors such as business risk, availability of substitutes, whether the supplier manufactures Sysco-brand products, and other relevant criteria. This approach will address the underlying rationale for the proponent's proposal, while providing Sysco's stockholders with more targeted and relevant information about the Company's supply chain than the proponent's requested measure.

The Board and Company management believe that every worker involved in the growing, harvesting, processing and shipping of Sysco's products deserves to work safely, fairly and with equal opportunity and respect. Any act in violation of migrant workers' human rights is unacceptable and, if identified, will be addressed in a manner to ensure compliance with Sysco's established policies and procedures, including the Supplier COC. The Company's detailed disclosures, including its annual CSR Report and Supplier COC, together with is publicly stated 2025 goals, demonstrate that Sysco is committed to human rights and responsible sourcing. Accordingly, the Board believes that the Company's current and planned approach to managing human rights risks in its supply chain is already reasonable and appropriate for the business.

# REQUIRED VOTE

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly, abstentions and broker non-votes will not be relevant to the outcome.



For the reasons described above, the Board unanimously recommends that you vote "**AGAINST**" this proposal, and, if the proposal is properly presented at the meeting, your proxy will be voted AGAINST the proposal, unless you specify otherwise.

# STOCKHOLDER PROPOSAL (ITEM 6)

The Green Century Capital Management, Inc. ("Green Century") owner of 30,845 of Sysco common stock, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Sysco accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

**Whereas:** Sysco distributes food products and supplies that are packaged in plastic.

Only 9% of all plastic made in the last 60 years has been recycled. An estimated 11 million tons of plastic waste is released into the ocean annually, killing over 1 million marine animals every year. Flexible plastic commonly used in food packaging represents 59% of all plastic production but accounts for 80% of plastic leakage to oceans. Microplastics can now be found in our food and water, with one study finding humans may consume a credit card's worth of plastic every week.

A Pew Charitable Trust study found that existing industry and government commitments will only reduce marine plastic pollution by 7% by 2040, and without more ambitious cuts in plastic production, the amount of plastic entering the ocean could triple by that same year. The study determined that corporations must reduce their demand for plastic by at least one-third by 2040.

Sysco's failure to adopt policies to reduce plastic in its owned brand packaging may leave the company vulnerable to regulatory risk. Maine, Oregon, and Colorado have recently adopted the nation's first producer responsibility laws for consumer packaging, which will make producers financially responsible for post-consumer packaging waste management. Numerous other states are considering similar legislation. The European Union and the United Kingdom have recently instituted taxes on non-recycled plastic packaging. The Pew Study estimates that industry could face financial risk of $100 billion annually should producer responsibility and virgin plastic taxes become widespread.

Peers are adapting in response to these risks. United Natural Foods plans to conduct a comprehensive audit of its owned brand packaging in order to set packaging targets. US Foods has been steadily increasing its Serve Good product portfolio, which is designed to minimize packaging waste and incorporate recycled materials. Walmart and Target have committed to reducing virgin plastic use in owned brand packaging by 15% and 20% by 2025, respectively. Unilever will halve its virgin plastic packaging use and achieve 100,000 tons in absolute reduction by 2025.

Despite the business risks and broad societal impact associated with plastic pollution, Sysco does not report any information to investors about its plastic footprint and has not set any comprehensive goals for reducing its plastic use.

**Resolved:** Shareholders request that Sysco issue a report, at reasonable cost and omitting proprietary information, assessing if and how the company can increase its sustainability efforts by reducing its absolute plastic packaging use.

**Supporting Statement:** Proponents defer to management on the content of the report, but suggest that indicators meaningful to shareholders may include:

- Quantitative, time bound goals for reducing absolute plastic use, reducing virgin plastic use, and increasing post-consumer recycled plastic use; and
- Annual disclosure of metrics related to the company's plastic use, such as reporting on recycled plastic content use and total plastic packaging use by weight and unit.

## BOARD OF DIRECTORS' STATEMENT ON THE PROPOSAL

The Board does not make a recommendation with respect to the stockholder proposal.

It is the Board's intention to substantially implement the stockholder proposal through disclosures to be included in the Company's Corporate Social Responsibility Reports or otherwise.

## REQUIRED VOTE

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly, abstentions and broker non-votes will not be relevant to the outcome.

If the proposal is properly presented at the meeting, your proxy will **ABSTAIN** with respect to the proposal, unless you specify otherwise.

# STOCKHOLDER PROPOSALS

## PRESENTING BUSINESS OR NOMINATING DIRECTORS FOR ELECTION

### Submitting Proposals under Rule 14a-8

If you would like to present a proposal under Rule 14a-8 of the Exchange Act at our 2023 Annual Meeting of Stockholders, we must receive it no later than June 8, 2023. If the date of our 2023 Annual Meeting is subsequently changed by more than 30 days from the date of this year's Annual Meeting, we will inform you of the change and the date by which we must receive such proposals.

### Recommending Director Nominees

The Governance Committee will consider any director nominees you recommend in writing for the 2023 Annual Meeting. Please submit a written recommendation that conforms with the procedural and informational requirements set forth above at "Board of Directors Matters — Director Candidates Recommended by Stockholders" no later than May 1, 2023.

### Submitting Proxy Access Director Nominees

If you wish to submit up to two director nominees for inclusion in the proxy statement for our 2023 Annual Meeting pursuant to Article I, Section 9 of the Company's bylaws, the Corporate Secretary must receive your proxy access notice between July 11, 2023 and August 20, 2023. You must satisfy the applicable eligibility requirements described in, and your proxy access notice must include the information required by, the Company's bylaws.

### Other Proposals or Director Nominees

If you want to present any other business at our 2023 Annual Meeting, including nominating one or more individuals to serve as director outside of our proxy access process, the Corporate Secretary must receive notice of your proposed business pursuant to Article I, Section 8, or notice of your proposed director nominee pursuant to Article I, Section 7, of the Company's bylaws, between July 11, 2023, and August 20, 2023. You must be a stockholder of record on the date you provide notice of your proposal to the Company and on the record date for determining stockholders entitled to notice of the meeting and to vote. In each instance, you must comply with, and provide the information required by, the applicable provisions of the Company's bylaws within the deadline specified above.

## MEETING DATE CHANGES

If the date of next year's Annual Meeting is advanced by more than 30 days prior to, or delayed by more than 60 days after the date of, this year's Annual Meeting, we will inform you of the change, and we must receive your director nominee notices or your stockholder proposals outside of Rule 14a-8 of the Exchange Act by the latest of 90 days before the 2023 Annual Meeting, 10 days after we mail the notice of the changed date of the 2023 Annual Meeting or 10 days after we publicly disclose the changed date of the 2023 Annual Meeting.

# QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

## 1.  Why did I receive these materials?

We are providing you with a Notice of Internet Availability of Proxy Materials and access to these proxy materials, which include this 2022 Proxy Statement, a proxy card, and our Annual Report on Form 10-K for fiscal 2022, because our Board is soliciting your proxy to vote your shares at the Annual Meeting. A proxy is your legal designation of another person (your proxy) to vote the shares of Common Stock you own. We have designated three of our officers—Kevin P. Hourican, Aaron E. Alt, and Eve M. McFadden—as proxies for the 2022 Annual Meeting of Stockholders.

## 2.  Why did I receive a one-page notice (the "E-Proxy Notice") in the mail regarding the Internet availability of proxy materials, instead of a full printed set of proxy materials?

As permitted by SEC rules, instead of mailing a printed copy of our proxy materials to each stockholder of record, we generally furnish proxy materials on the Internet. Unless you have previously signed up to receive your materials in paper, you will receive a document entitled *Notice of Internet Availability of Proxy Materials* (the "E-Proxy Notice") and will not receive a printed copy of the proxy materials or the annual report to stockholders, unless you specifically request them. The E-Proxy Notice will instruct you as to how you may access and review all of the important information contained in the proxy materials, including our annual report to stockholders, online.

Instructions for requesting printed proxy materials are included in the E-Proxy Notice. E-Proxy Notices are distributed by mail, unless you previously signed up to receive your proxy materials electronically, in which case it will be sent to the last email address you provided to us. If you previously notified us of your election to receive all proxy materials in printed format, then we will send you a full set of printed proxy materials, including our annual report to stockholders, rather than an E-Proxy Notice. E-Proxy Notices or full sets of printed proxy materials will be distributed on or about October 6, 2022.

If you previously elected to receive your proxy materials in printed format, but would like to receive an E-Proxy Notice and use the Internet to access proxy materials in the future, please visit http://enroll.icsdelivery.com/syy for additional information. This would significantly reduce our printing and postage costs and eliminate bulky paper documents from your personal files.

## 3.  What is the difference between holding shares of Common Stock as a stockholder of record and as a beneficial stockholder?

If your shares are registered directly in your name with the Company's registrar and transfer agent, Broadridge Corporate Issuer Solutions, Inc., you are considered a "stockholder of record" with respect to those shares.

If your shares are held through a brokerage account, bank, trust or other nominee as custodian on your behalf, you are considered the "beneficial owner" or "street name holder" of those shares.

## 4.  How do I vote?

You may vote your shares as follows, whether you are a stockholder of record or a beneficial owner:

- **At the Annual Meeting.** You must enter the 16-digit control number found on your proxy card, voter instruction form, or E-Proxy Notice, as applicable, at the time you log into the meeting at virtualshareholdermeeting.com/SYY2022. For information about attending the Annual Meeting, please see question 5 below.
- **By telephone or Internet.** Stockholders of record may vote by touchtone telephone from the U.S., Puerto Rico, and Canada, using the toll-free telephone number on the proxy card, or over the Internet, using the procedures described on the proxy card. Beneficial owners may vote by telephone or Internet if their bank or broker makes those methods available, in which case the bank or broker will include the instructions with the proxy materials. Stockholders of record may also vote over the Internet via our stockholders forum located at www.ProxyVote.com. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to vote their shares, and to confirm that their instructions have been recorded properly.
- **By Written Proxy.** All stockholders of record can vote by written proxy card. If you received a printed copy of these proxy materials by mail, you may vote by signing, dating, and mailing the enclosed proxy card. If you received an E-Proxy Notice, it contains instructions on obtaining a printed copy of these proxy materials, including a proxy card. If you are a beneficial owner, you may request a written proxy card or a voting instruction form from your bank, broker or other intermediary.

## 5.     How do I attend the Annual Meeting?

We are holding the Annual Meeting in a virtual-only meeting format, and you will not be able to attend the Annual Meeting at a physical location.

If you are a registered stockholder or beneficial owner of Common Stock holding shares at the close of business on the record date (September 19, 2022), you may attend the Annual Meeting by visiting virtualshareholdermeeting.com/SYY2022 and logging in by entering the 16-digit control number found on your proxy card, voter instruction form or E-Proxy Notice, as applicable. If you lose your 16-digit control number or are not a stockholder, you will be able to attend the meeting by visiting virtualshareholdermeeting.com/SYY2022 and registering as

a guest. If you enter the meeting as a guest, you will not be able to vote your shares or submit questions during the meeting. You may log in to the virtual meeting beginning at 9:45 a.m. (Central Time) on November 18, 2022. The Annual Meeting will begin promptly at 10:00 a.m. (Central Time). If you experience any technical difficulties during the meeting, a toll-free number will be available on our virtual shareholder meeting site for assistance.

If you have any additional questions about the Annual Meeting, please contact Sysco's Investor Relations Department by email at Investor_Relations@corp.sysco.com or by telephone at 281-584-2615.

## 6.     How do I raise questions during the Annual Meeting?

Stockholders will be able to submit questions during the virtual Annual Meeting by typing in the "Ask a Question" field and clicking "Submit." We will answer questions that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. If we receive substantially similar questions, we may group them together. Responses

to questions relevant to meeting matters that we do not have time to answer during the Annual Meeting will be posted to our website following the meeting. We will disregard questions regarding personal matters or matters not relevant to meeting.

## 7.     What are my voting choices for each of the proposals to be voted on at the Annual Meeting?

| Proposal | Voting Choices and Board Recommendation |
|---|---|
| **Item 1:**<br>**Election of Eleven Director Nominees** | • vote in favor of all nominees;<br>• vote against all nominees;<br>• vote for or against specific nominees;<br>• abstain from voting with respect to all nominees; or<br>• abstain from voting with respect to specific nominees.<br>The Board recommends a vote **FOR** each of the nominees. |
| **Item 2:**<br>**Advisory Proposal to Approve Executive Compensation** | • vote in favor of the advisory proposal;<br>• vote against the advisory proposal; or<br>• abstain from voting on the advisory proposal.<br>The Board recommends a vote **FOR** the advisory proposal to approve executive compensation. |
| **Item 3:**<br>**Ratification of the Appointment of Ernst & Young LLP as Sysco's Independent Registered Public Accounting Firm** | • vote in favor of ratification;<br>• vote against ratification; or<br>• abstain from voting on the ratification.<br>The Board recommends a vote **FOR** the ratification. |
| **Item 4:**<br>**Stockholder proposal, if properly presented at the meeting, related to a third party civil rights audit** | • vote in favor of the stockholder proposal;<br>• vote against the stockholder proposal; or<br>• abstain from voting on the stockholder proposal.<br>The Board recommends a vote **AGAINST** the stockholder proposal. |
| **Item 5:**<br>**Stockholder proposal, if properly presented at the meeting, related to third party assessments of supply chain risks** | • vote in favor of the stockholder proposal;<br>• vote against the stockholder proposal; or<br>• abstain from voting on the stockholder proposal.<br>The Board recommends a vote **AGAINST** the stockholder proposal. |
| **Item 6:**<br>**Stockholder proposal, if properly presented at the meeting, related to a report on the reduction of plastic packaging use** | • vote in favor of the stockholder proposal;<br>• vote against the stockholder proposal; or<br>• abstain from voting on the stockholder proposal.<br>The Board **DOES NOT MAKE A RECOMMENDATION** with respect to the stockholder proposal. |

## 8. What if I am a stockholder of record and do not specify a choice for a matter when I return my proxy?

Stockholders should specify their choices for each matter on the proxy card. The individuals named on the proxy card (your proxies) will vote your shares in the manner you indicate. If no specific instructions are given, proxies that are signed and returned will be voted:

● **FOR** the election of the eleven nominees for director;

● **FOR** the approval of the compensation paid to Sysco's named executive officers;

● **FOR** the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for fiscal 2023;

● **AGAINST** with regard to the stockholder proposal requesting a third party civil rights audit;

● **AGAINST** with regard to the stockholder proposal requesting a third party assessment of supply chain risks; and

● **ABSTAIN** with regard to the stockholder proposal requesting a report on the reduction of plastic packaging use.

Proxies will be voted in the discretion of the proxy holders on any other matter that may properly come before the Annual Meeting.

## 9. What if I am a beneficial owner and do not give voting instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions by the deadline provided in the materials you receive from your bank, broker, or other nominee. If you do not provide voting instructions, your bank, broker, or other nominee will only have authority to vote on the ratification of the appointment of Ernst & Young LLP as Sysco's independent registered public accounting firm, and there will be so-called "broker non-votes" with respect to the other proposals. If you want your shares to be counted in the election of directors, the advisory proposal to approve executive compensation, and the stockholder proposals, you must provide specific voting instructions to your bank, broker, or other nominee.

## 10. How can I revoke my proxy or change my vote?

You may revoke or change your proxy at any time before the completion of voting at the Annual Meeting by:

● delivering written notice of revocation to Sysco's Corporate Secretary, such that it is received before the Annual Meeting;

● voting again by telephone, Internet or mail (provided that such new vote is received in a timely manner pursuant to the instructions above); or

● voting during the Annual Meeting by entering the 16-digit control number found on your proxy card, voter instruction form, or Notice, as applicable.

The last vote that we receive from you will be the vote that is counted.

## 11. Is there a quorum requirement?

A quorum is necessary to hold a valid meeting. A quorum will exist if the holders of at least 35% of all the shares entitled to vote at the Annual Meeting are present in person or by proxy. All shares voted by proxy are counted as present for purposes of establishing a quorum, including those that abstain or as to which the proxies contain broker non-votes as to one or more items.

## 12. What votes are necessary for action to be taken?

Sysco's Bylaws and Corporate Governance Guidelines include a majority vote standard for uncontested director elections. Since the number of nominees timely nominated for the Annual Meeting does not exceed the number of directors to be elected, each director to be elected shall be elected if the number of votes cast "for" election of the director exceeds those cast "against." Any incumbent director who is not re-elected will be required to tender his or her resignation promptly following certification of the stockholders' vote. The Governance Committee will consider the tendered resignation and recommend to the Board whether to accept or reject the resignation offer, or whether other action should be taken. The Board will act on the recommendation within 120 days following certification of the stockholders' vote and will promptly make a public disclosure of its decision regarding whether to accept the director's resignation offer.

Pursuant to Sysco's Bylaws, the affirmative vote of a majority of the votes cast, either for or against, is required for the approval of:

● the non-binding, advisory proposal to approve the compensation paid to Sysco's named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K;

● the ratification of the appointment of the independent registered public accounting firm; and

● Each of the stockholder proposals, if properly presented at the meeting.

As an advisory vote, the proposal to approve executive compensation (Item 2) is not binding upon the Company. However, the CLD Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders and will consider the outcome of the vote when making future compensation decisions.

In light of the stockholder recommendation at Sysco's 2017 Annual Meeting of Stockholders regarding the frequency of the stockholder advisory votes on executive compensation, it is the current intention of the Board to conduct an annual stockholder advisory vote on executive compensation until the next required vote on the frequency of stockholder advisory votes on executive compensation that will occur at our 2023 Annual Meeting of Stockholders.

Broker non-votes and abstentions will be disregarded with respect to the election of directors and each of the other proposals.

## 13.    Who will count votes?

We will appoint one or more Inspectors of Election who will determine the number of shares outstanding, the number of shares represented at the Annual Meeting, the existence of a quorum and the validity of the proxies and ballots.

The Inspector(s) of Election will determine, and retain for a reasonable period, a record of the disposition of any challenges and questions arising in connection with the right to vote, and will count all votes and ballots, including any abstentions or broker non-votes with respect to all proposals and will determine the results of each vote.

## 14.    How are abstentions and broker non-votes counted?

Abstentions and broker non-votes are included in determining whether a quorum is present. Otherwise, they will be disregarded and will not affect the outcome of any proposal.

## 15.    How are proxies solicited and what are the costs of proxy solicitation?

We will pay all of the cost of solicitation of proxies including preparing, printing and mailing this proxy statement and the E-Proxy Notice. Solicitation may be made personally or by mail, telephone or email by officers, directors and employees of the Company who will not receive any additional compensation for such efforts.

We will also authorize banks, brokerage houses and other custodians, nominees and fiduciaries to forward copies of proxy materials and will reimburse them for their costs in doing so. We have retained Georgeson Shareholder Communications to help us solicit proxies from these entities and certain other stockholders, in writing or by telephone, at an estimated fee of $12,500 plus reimbursement for their out-of-pocket expenses.

## 16.    Will any other matters be presented at the Annual Meeting?

We do not know of any matter that will be presented at the Annual Meeting other than the election of directors and the other proposals discussed in this proxy statement. However, if any other matter is properly presented at the Annual Meeting, your proxies will vote on such matter in their best judgment.

## 17.    Where can I access the Annual Report?

We will furnish additional copies of our annual report to stockholders, which includes our Annual Report on Form 10-K, without exhibits, for the fiscal year ended July 2, 2022, as filed with the SEC, for no charge, upon your written request if you are a Sysco stockholder.

Please address your request to the Investor Relations Department, Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077-2099. The Form 10-K is also available on our website under "Investors—SEC Filings—Annual Reports" at www.sysco.com.

## 18.    What is Householding and where can I get additional copies of proxy materials?

If you share the same last name and address with another Sysco stockholder, you and the other stockholder(s) at your address may receive only one copy of the E-Proxy Notice and any other proxy materials we choose to mail, unless contrary instructions are provided from any stockholder at that address. This is referred to as "householding," and it enables us to reduce printing and mailing costs and the environmental impact of our Annual Meeting. If you prefer to receive multiple copies of the E-Proxy Notice and any other proxy materials that we mail at the same address, we will promptly provide additional copies upon written or oral request pursuant to the instruction below. Similarly, if you are receiving multiple copies of the E-Proxy Notice and other proxy materials, you may request that you receive only one copy. Please address any such householding requests to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717 or call Broadridge at (866) 540-7095.

## 19.    Will the Company announce the voting results?

We will announce the preliminary voting results during the Annual Meeting. We will report the final results on our website and in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

# ANNEX I - NON-GAAP RECONCILIATIONS

Our discussion of our results includes certain non-GAAP financial measures, including EBITDA and adjusted EBITDA, that we believe provide important perspective with respect to underlying business trends. Any non-GAAP financial measures will be denoted as adjusted measures to remove the impact of restructuring and transformational project costs consisting of: (1) restructuring charges, (2) expenses associated with our various transformation initiatives and (3) facility closure and severance charges; acquisition-related costs consisting of: (1) intangible amortization expense and (2) acquisition costs and due diligence costs related to our acquisitions; and the reduction of bad debt expense previously recognized in fiscal 2020 due to the impact of the COVID-19 pandemic on the collectability of our pre-pandemic trade receivable balances. Our results for fiscal 2022 were also impacted by (1) a write-down of COVID-related personal protection equipment inventory due to the reduction in the net realizable value of inventory, (2) debt extinguishment costs and (3) the increase in reserves for uncertain tax positions. Our results for fiscal 2021 were also impacted by losses on the sale of businesses.

Management believes that adjusting its operating expenses, operating income, net earnings and diluted earnings per share to remove these Certain Items provides an important perspective with respect to our underlying business trends and results and provides meaningful supplemental information to both management and investors that (1) is indicative of the performance of the company's underlying operations and (2) facilitates comparisons on a year-over-year basis.

Sysco has a history of growth through acquisitions and excludes from its non-GAAP financial measures the impact of acquisition-related intangible amortization, acquisition costs and due-diligence costs for those acquisitions. We believe this approach significantly enhances the comparability of Sysco's results for fiscal 2022 and fiscal 2021.

Set forth below is a reconciliation of sales, operating expenses, operating income, other (income) expense, net earnings and diluted earnings per share to adjusted results for these measures for the periods presented. Individual components of diluted earnings per share may not add up to the total presented due to rounding. Adjusted diluted earnings per share is calculated using adjusted net earnings divided by diluted shares outstanding.

# ADJUSTED OPERATING INCOME AND ADJUSTED EARNINGS PER SHARE NON-GAAP RECONCILIATIONS (LETTER FROM CEO AND CHAIR)

| (in thousands, except for share and per share data) | 2022 ($) | 2021 ($) | Period Change ($) | Period Change (%) |
|---|---|---|---|---|
| **Sales (GAAP)** | **68,636,146** | **51,297,843** | **17,338,303** | **33.8** |
| **Cost of sales (GAAP)** | **56,315,622** | **41,941,094** | **14,374,528** | **34.3** |
| Impact of inventory valuation adjustment[1] | (73,224) | — | (73,224) | (0.2) |
| **Cost of Sales adjusted for Certain Items (Non-GAAP)** | **56,242,398** | **41,941,094** | **14,301,304** | **34.1** |
| **Gross Profit (GAAP)** | **12,320,524** | **9,356,749** | **2,963,775** | **31.7** |
| Impact of inventory valuation adjustment[1] | 73,224 | — | 73,224 | 0.8 |
| **Comparable gross profit adjusted for Certain Items (Non-GAAP)** | **12,393,748** | **9,356,749** | **3,036,999** | **32.5** |
| **Operating expenses (GAAP)** | **9,981,489** | **7,919,507** | **2,061,982** | **26.0** |
| Impact of restructuring and transformational project costs[2] | (109,532) | (128,187) | 18,655 | 14.6 |
| Impact of acquisition-related costs[3] | (139,173) | (79,540) | (59,633) | (75.0) |
| Impact of bad debt reserve adjustments[4] | 27,999 | 184,813 | (156,814) | (84.9) |
| **Operating expenses adjusted for Certain Items (Non-GAAP)** | **9,760,783** | **7,896,593** | **1,864,190** | **23.6** |
| **Operating income (GAAP)** | **2,339,035** | **1,437,242** | **901,793** | **62.7** |
| Impact of inventory valuation adjustment[1] | 73,224 | — | 73,224 | NM |
| Impact of restructuring and transformational project costs[2] | 109,532 | 128,187 | (18,655) | (14.6) |
| Impact of acquisition-related costs[3] | 139,173 | 79,540 | 59,633 | 75.0 |
| Impact of bad debt reserve adjustments[4] | (27,999) | (184,813) | 156,814 | 84.9 |
| **Operating income adjusted for Certain Items (Non-GAAP)** | **2,632,965** | **1,460,156** | **1,172,809** | **80.3** |
| **Interest Expense (GAAP)** | **623,643** | **880,137** | **(256,494)** | **(29.1)** |
| Impact of loss on extinguishment of debt | (115,603) | (293,897) | 178,294 | 60.7 |
| **Interest expense adjusted for Certain Items (Non-GAAP)** | **508,040** | **586,240** | **(78,200)** | **(13.3)** |
| **Other Income (GAAP)** | **(31,381)** | **(27,623)** | **(3,758)** | **(13.6)** |
| Impact of other non-routine gains and losses | 2,057 | (10,460) | 12,517 | 119.7 |
| **Other income adjusted for Certain Items (Non-GAAP)** | **(29,324)** | **(38,083)** | **8,759** | **23.0** |
| **Net earnings (GAAP)** | **1,358,768** | **524,209** | **834,559** | **159.2** |
| Impact of inventory valuation adjustment[1] | 73,224 | — | 73,224 | NM |
| Impact of restructuring and transformational project costs[2] | 109,532 | 128,187 | (18,655) | (14.6) |
| Impact of acquisition-related costs[3] | 139,173 | 79,540 | 59,633 | 75.0 |
| Impact of bad debt reserve adjustments[4] | (27,999) | (184,813) | 156,814 | 84.9 |
| Impact of loss on extinguishment of debt | 115,603 | 293,897 | (178,294) | (60.7) |
| Impact of other non-routine gains and losses | (2,057) | 10,460 | (12,517) | (119.7) |
| Tax impact of inventory valuation adjustments[5] | (18,902) | — | (18,902) | NM |
| Tax impact of restructuring and transformational project costs[5] | (28,274) | (32,416) | 4,142 | 12.8 |
| Tax impact of acquisition-related costs[5] | (35,926) | (19,675) | (16,251) | (82.6) |
| Tax impact of bad debt reserve adjustments[5] | 7,228 | 46,260 | (39,032) | (84.4) |
| Tax impact of loss on extinguishment of debt[5] | (29,841) | (79,323) | 49,482 | 62.4 |
| Tax impact of other non-routine gains and losses[5] | 531 | (2,692) | 3,223 | 119.7 |
| Impact of adjustments to uncertain tax positions | 12,000 | — | 12,000 | NM |
| Impact of foreign tax rate change | — | (23,197) | 23,197 | NM |
| **Net earnings adjusted for Certain Items (Non-GAAP)** | **1,673,060** | **740,437** | **932,623** | **126.0** |
| **Diluted earnings per share (GAAP)** | **2.64** | **1.02** | **1.62** | **158.8** |
| Impact of inventory valuation adjustment[1] | 0.14 | — | 0.14 | NM |
| Impact of restructuring and transformational project costs[2] | 0.21 | 0.25 | (0.04) | (16.0) |
| Impact of acquisition-related costs[3] | 0.27 | 0.15 | 0.12 | 80.0 |
| Impact of bad debt reserve adjustments[4] | (0.05) | (0.36) | 0.31 | 86.1 |
| Impact of loss on extinguishment of debt | 0.22 | 0.57 | (0.35) | (61.4) |
| Impact of other non-routine gains and losses | — | 0.02 | (0.02) | NM |
| Tax impact of inventory valuation adjustments[5] | (0.04) | — | (0.04) | NM |
| Tax impact of restructuring and transformational project costs[5] | (0.06) | (0.06) | — | 0.0 |
| Tax impact of acquisition-related costs[5] | (0.07) | (0.04) | (0.03) | (75.0) |
| Tax impact of bad debt reserve adjustments[5] | 0.01 | 0.09 | (0.08) | (88.9) |

| (in thousands, except for share and per share data) | 2022 ($) | 2021 ($) | Period Change ($) | Period Change (%) |
|---|---|---|---|---|
| Tax impact of loss on extinguishment of debt[5] | (0.06) | (0.15) | 0.09 | 60.0 |
| Tax impact of other non-routine gains and losses[5] | — | (0.01) | 0.01 | NM |
| Impact of adjustments to uncertain tax positions | 0.02 | — | 0.02 | NM |
| Impact of foreign tax rate change | 0 | (0.05) | 0.05 | NM |
| **Diluted earnings per share adjusted for Certain Items (Non-GAAP)[6]** | **3.25** | **1.44** | **1.81** | **125.7** |
| Diluted shares outstanding | 514,005,827 | 513,555,088 | | |

(1)  Represents a write-down of COVID-related personal protection equipment inventory due to the reduction in the net realizable value of inventory.

(2)  Fiscal 2022 includes $61 million related to restructuring, severance, and facility closure charges and $49 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy. Fiscal 2021 includes $72 million related to restructuring charges and $56 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy.

(3)  Fiscal 2022 includes $106 million of intangible amortization expense and $33 million in acquisition and due diligence costs. Fiscal 2021 represents primarily intangible amortization expense.

(4)  Fiscal 2022 and fiscal 2021 represent the reduction of bad debt charges previously taken on pre-pandemic trade receivable balances in fiscal 2020.

(5)  The tax impact of adjustments for Certain Items is calculated by multiplying the pretax impact of each Certain Item by the statutory rates in effect for each jurisdiction where the Certain Item was incurred.

(6)  Individual components of diluted earnings per share may not add up to the total presented due to rounding. Total diluted earnings per share is calculated using adjusted net earnings divided by diluted shares outstanding.

NM represents that the percentage change is not meaningful.

# NET DEBT TO ADJUSTED EBITDA (LETTER FROM CEO AND CHAIR)

We calculate the net debt to adjusted EBITDA leverage ratio as (i) total debt, computed as the sum of notes payable, current maturities of long-term debt and long-term debt, less (ii) cash and cash equivalents, and divided by (iii) adjusted EBITDA over the trailing twelve months, computed as EBITDA plus the impact of Certain Items, excluding Certain Items related to interest expense, income taxes, depreciation and amortization. Sysco considers the net debt to adjusted EBITDA leverage ratio to be a measure that provides useful information to management and investors in evaluating the company's ability to pay off debt and supports the company's credit rating. An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP.

| (in thousands) | 52-Week Period Ended Jul. 2, 2022 ($) |
|---|---|
| Current Maturities of long-term debt | 580,611 |
| Long-term debt | 10,066,931 |
| **Total Debt** | **10,647,542** |
| Cash & Cash Equivalents | (867,086) |
| **Net Debt** | **9,780,456** |
| **Adj. EBITDA** | **3,327,351** |
| **Debt/EBITDA Ratio** | **3.2** |
| **Net Debt/EBITDA Ratio** | **2.9** |

# ADJUSTED EBITDA NON-GAAP RECONCILIATION (LETTER FROM CEO AND CHAIR AND BUSINESS HIGHLIGHTS)

| (in thousands) | 2022 ($) | 2021 ($) | Period Change ($) | Period Change (%) |
|---|---|---|---|---|
| **Net earnings (GAAP)** | **1,358,768** | **524,209** | **834,559** | **159.2** |
| Interest (GAAP) | 623,643 | 880,137 | (256,494) | (29.1) |
| Income taxes (GAAP) | 388,005 | 60,519 | 327,486 | NM |
| Depreciation and amortization (GAAP) | 772,881 | 737,916 | 34,965 | 4.7 |
| **EBITDA (Non-GAAP)** | **3,143,297** | **2,202,781** | **940,516** | **42.7** |
| Certain Item Adjustments: | | | | |
| Impact of inventory valuation adjustment[1] | 73,224 | — | 73,224 | NM |
| Impact of restructuring and transformational project costs[2] | 108,148 | 120,693 | (12,545) | (10.4) |
| Impact of acquisition-related costs[3] | 32,738 | 5,867 | 26,871 | NM |
| Impact of bad debt reserve adjustments[4] | (27,999) | (184,813) | 156,814 | 84.9 |
| Impact of non-routine gains and losses | (2,057) | 10,460 | (12,517) | (119.7) |
| **EBITDA adjusted for Certain Items (Non-GAAP)[5]** | **3,327,351** | **2,154,988** | **1,172,363** | **54.4** |

(1)  Represents a write-down of COVID-related personal protection equipment inventory due to the reduction in the net realizable value of inventory.

(2)  Includes various transformation initiative costs, primarily consisting of changes to our business technology strategy, excluding charges related to accelerated depreciation.

(3)  Fiscal 2022 includes acquisition and due diligence costs.

(4)  Fiscal 2022 and fiscal 2021 represent the reduction of bad debt charges previously taken on pre-pandemic trade receivable balances in fiscal 2020.

(5)  In arriving at adjusted EBITDA, Sysco does not adjust out interest income of $7 million and $15 million or non-cash stock compensation expense of $122 million and $96 million for fiscal 2022 and fiscal 2021, respectively.

NM represents that the percentage change is not meaningful.

# ADJUSTED OPERATING INCOME NON-GAAP RECONCILIATION (MANAGEMENT INCENTIVE PLAN MEASUREMENT)

| (in thousands) | First 26 Weeks 2022 ($) | Second 26 Weeks 2022 ($) |
|---|---|---|
| **Sales (GAAP)** | **32,776,749** | **35,859,397** |
| **Gross Profit (GAAP)** | **5,862,858** | **6,457,666** |
| Impact of inventory valuation adjustment[1] | — | 73,224 |
| **Comparable gross profit adjusted for Certain Items (Non-GAAP)** | **5,862,858** | **6,530,890** |
| **Gross margin (GAAP)** | **17.89** | **18.01** |
| Impact of inventory adjusted for Certain Items[1] | 0.00 | 0.20 |
| **Comparable gross margin adjusted for Certain Items (Non-GAAP)** | **17.89** | **18.21** |
| **Operating expenses (GAAP)** | **4,786,267** | **5,195,222** |
| Impact of restructuring and transformational project costs[2] | (47,980) | (61,552) |
| Impact of acquisition-related costs[3] | (69,658) | (69,515) |
| Impact of bad debt reserve adjustments[4] | 13,499 | 14,500 |
| **Operating expenses adjusted for Certain Items (Non-GAAP)** | **4,682,128** | **5,078,655** |
| **Operating income (GAAP)** | **1,076,591** | **1,262,444** |
| Impact of inventory valuation adjustments[1] | — | 73,224 |
| Impact of restructuring and transformational project costs[2] | 47,980 | 61,552 |
| Impact of acquisition-related costs[3] | 69,658 | 69,515 |
| Impact of bad debt reserve adjustments[4] | (13,499) | (14,500) |
| **Operating income adjusted for Certain Items (Non-GAAP)** | **1,180,730** | **1,452,235** |

(1)  Represents a write-down of COVID-related personal protection equipment inventory due to the reduction in the net realizable value of inventory.

(2)  The first 26 weeks include $28 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy and $20 million related to restructuring charges, severance and facility closure charges. The second 26 weeks include $41 million related to restructuring, severance, and facility closure charges and $21 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy.

(3)  The first 26 weeks include $48 million of intangible amortization expense and $21 million in acquisition and due diligence costs. The second 26 weeks include $58 million of intangible amortization expense and $12 million in acquisition and due diligence costs.

(4)  Represents the reduction of bad debt charges previously taken on pre-pandemic trade receivable balances in fiscal 2020.

# ADJUSTED EPS CAGR NON-GAAP RECONCILIATION (PERFORMANCE SHARE UNIT MEASUREMENT)

Sysco's Performance Share Unit Agreement (the "PSU Agreement") provides for adjustments to the earnings per share compound annual growth rate ("CAGR") metric to exclude the impact of Certain Items from earnings. As a result, in the non-GAAP reconciliation below for fiscal 2022 and 2019, earnings per share CAGR for each period has been adjusted to reflect these adjustments. The resulting adjusted earnings per share CAGR was used in the measurement of the results of the PSU Program.

| (in thousands, except for share and per share data) | 2022 ($) | 2019 ($) | Period Change ($) | Period Change (%) | CAGR |
|---|---|---|---|---|---|
| **Net earnings (GAAP)** | **1,358,768** | **1,674,271** | **(315,503)** | **(18.8)** | **(6.7)** |
| Impact of inventory valuation adjustment[1] | 73,224 | — | 73,224 | NM | |
| Impact of restructuring and transformational project costs[2] | 109,532 | 325,300 | (215,768) | (66.3) | |
| Impact of acquisition-related costs[3] | 139,173 | 77,832 | 61,341 | 78.8 | |
| Impact of bad debt reserve adjustments[4] | (27,999) | — | (27,999) | NM | |
| Impact of gain on sale of Iowa Premium | — | (66,309) | 66,309 | NM | |
| Impact of loss on extinguishment of debt | 115,603 | — | 115,603 | NM | |
| Impact of other non-routine gains and losses | (2,057) | — | (2,057) | NM | |
| Tax impact of inventory valuation adjustment[5] | (18,902) | — | (18,902) | NM | |
| Tax impact of restructuring and transformational project costs[5] | (28,274) | (81,722) | 53,448 | (65.4) | |
| Tax impact of acquisition-related costs[5] | (35,926) | (19,553) | (16,373) | 83.7 | |
| Tax Impact of bad debt reserve adjustments[5] | 7,228 | — | 7,228 | NM | |
| Tax impact of gain on sale of Iowa Premium[5] | — | 18,119 | (18,119) | NM | |
| Tax impact of loss on extinguishment of debt[5] | (29,841) | — | (29,841) | NM | |
| Impact of foreign tax credit benefit | — | (95,067) | 95,067 | NM | |
| Impact of US transition tax | — | 17,516 | (17,516) | NM | |
| Impact of France, U.K. and Sweden tax law changes | — | 6,464 | (6,464) | NM | |
| Tax impact of other non-routine gains and losses[5] | 531 | — | 531 | NM | |
| Impact of adjustments to uncertain tax positions | 12,000 | — | 12,000 | NM | |
| **Net earnings adjusted for Certain Items (Non-GAAP)** | **1,673,060** | **1,856,851** | **(183,791)** | **(9.9)** | **(3.4)** |
| **Diluted earnings per share (GAAP)** | **2.64** | **3.20** | **(0.56)** | **(17.5)** | **(6.2)** |
| Impact of inventory valuation adjustment[1] | 0.14 | — | 0.14 | NM | |
| Impact of restructuring and transformational project costs[2] | 0.21 | 0.62 | (0.41) | (66.1) | |
| Impact of acquisition-related costs[3] | 0.27 | 0.15 | 0.12 | 80.0 | |
| Impact of bad debt reserve adjustments[4] | (0.05) | — | (0.05) | NM | |
| Impact of gain on sale of Iowa Premium | — | (0.13) | 0.13 | NM | |
| Impact of loss on extinguishment of debt | 0.22 | — | 0.22 | NM | |
| Impact of other non-routine gains and losses | — | — | — | NM | |
| Tax impact of inventory valuation adjustment[5] | (0.04) | — | (0.04) | NM | |
| Tax impact of restructuring and transformational project costs[5] | (0.06) | (0.16) | 0.10 | (62.5) | |
| Tax impact of acquisition-related costs[5] | (0.07) | (0.04) | (0.03) | 75.0 | |
| Tax Impact of bad debt reserve adjustments[5] | 0.01 | — | 0.01 | NM | |
| Tax impact of gain on sale of Iowa Premium[5] | — | 0.03 | (0.03) | NM | |
| Tax impact of loss on extinguishment of debt[5] | (0.06) | — | (0.06) | NM | |
| Impact of foreign tax credit benefit | — | (0.18) | 0.18 | NM | |
| Impact of US transition tax | — | 0.03 | (0.03) | NM | |
| Impact of France, U.K. and Sweden tax law changes | — | 0.01 | (0.01) | NM | |
| Tax impact of other non-routine gains and losses[5] | — | — | — | NM | |
| Impact of adjustments to uncertain tax positions | 0.02 | — | 0.02 | NM | |
| **Diluted EPS adjusted for Certain Items (Non-GAAP)[6]** | **3.25** | **3.55** | **(0.30)** | **(8.4)** | **(2.9)** |
| Diluted shares outstanding | 514,005,827 | 523,381,124 | | | |

(1) *Represents a write-down of COVID-related personal protection equipment inventory due to the reduction in the net realizable value of inventory.*

(2) *Fiscal 2022 includes $61 million related to restructuring, severance, and facility closure charges and $49 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy.  Fiscal 2019 includes $151 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy, of which $18 million relates to accelerated depreciation related to software that is being replaced, and $174 million related to severance, restructuring and facility closure charges in Europe, Canada and at Corporate, of which $61 million relates to our France restructuring as part of our integration of Brake France and Davigel into Sysco France.*

(3) *Fiscal 2022 includes $106 million of intangible amortization expense and $33 million in acquisition and due diligence costs.  Fiscal 2019 includes $77 million related to intangible amortization expense from the Brakes Acquisition, which is included in the results of Brakes, and $1 million related to integration costs.*

(4)  Fiscal 2022 represents the reduction of bad debt charges previously taken on pre-pandemic trade receivable balances in fiscal 2020.

(5)  The tax impact of adjustments for Certain Items is calculated by multiplying the pretax impact of each Certain Item by the statutory rates in effect for each jurisdiction where the Certain Item was incurred.

(6)  Individual components of diluted earnings per share may not add up to the total presented due to rounding. Total diluted earnings per share is calculated using adjusted net earnings divided by diluted shares outstanding.

NM represents that the percentage change is not meaningful.

# ADJUSTED RETURN ON INVESTED CAPITAL NON-GAAP RECONCILIATION (PERFORMANCE SHARE UNIT MEASUREMENT)

Sysco's PSU Agreement provides for adjustments to the return on invested capital ("ROIC") metric to exclude the impact of, among other things, Certain Items from earnings and the impact of foreign currency translation. As a result, in the non-GAAP reconciliation below for fiscal 2022, 2021, and 2020, ROIC for each period has been adjusted to reflect these adjustments where applicable. The resulting adjusted ROIC was used in the measurement of the results of the PSU Program.

We calculate ROIC as operating income divided by (i) stockholder's equity, computed as the average of adjusted stockholders' equity at the beginning of the year and at the end of each fiscal quarter during the year excluding the impact of foreign currency translation adjustments; and (ii) long-term debt, computed as the average of the long-term debt at the beginning of the year and at the end of each fiscal quarter during the year. All components of our ROIC calculation are impacted by Certain Items. As a result, in the non-GAAP reconciliation below for

each fiscal period, adjusted total invested capital is computed as the sum of (i) adjusted stockholder's equity, computed as the average of adjusted stockholders' equity at the beginning of the year and at the end of each fiscal quarter during the year; and (ii) adjusted long-term debt, computed as the average of the adjusted long-term debt at the beginning of the year and at the end of each fiscal quarter during the year. Sysco considers adjusted ROIC to be a measure that provides useful information to management and investors in evaluating the efficiency and effectiveness of the company's long-term capital investments, and we currently use ROIC as a performance criteria in our management incentive programs. It is possible that a different definition of ROIC may be used by other companies since it can be defined differently. An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP. In the table that follows, Adjusted ROIC for each period presented is to a GAAP based calculation of ROIC.

| (in thousands) | 2022 ($) | 2021 ($) | 2020 ($) | 3 Year Average (%) |
|---|---|---|---|---|
| **Operating income (GAAP)** | **2,339,035** | **1,437,242** | **749,505** | |
| Impact of Certain Items on operating income | 293,930 | 22,914 | 962,490 | |
| **Adjusted Operating income (Non-GAAP)** | **2,632,965** | **1,460,156** | **1,711,995** | |
| **Invested Capital (GAAP)** | **12,446,411** | **14,531,518** | **12,343,965** | |
| Impact of Certain Items on invested capital | 165,466 | 617,204 | 535,474 | |
| Foreign currency impact on equity accounts | 88,917 | (74,485) | 28,470 | |
| **Adjusted invested capital (Non-GAAP)** | **12,700,794** | **15,074,237** | **12,907,910** | |
| **Return on investment capital (GAAP)** | **18.8** | **9.9** | **6.1** | **11.6** |
| **Return on investment capital (Non-GAAP)** | **20.7** | **9.7** | **13.3** | **14.6** |



1390 Enclave Parkway
Houston, Texas 77077-2099
281.584.1390
www.sysco.com